As filed with the Securities and Exchange Commission on June 1, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TWIN VEE POWERCATS CO.
(Exact name of Registrant as specified in its charter)

Delaware	3730	41-2103985
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3101 S. US-1
Ft. Pierce, Florida 34982
(772) 429-2525

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Joseph C. Visconti
Chief Executive Officer and President
Twin Vee PowerCats Co.
3101 S. US-1
Ft. Pierce, Florida 34982
(772) 429-2525

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Leslie Marlow, Esq. Hank Gracin, Esq. Patrick J. Egan, Esq. Gracin & Marlow LLP The Chrysler Building 405 Lexington Avenue, 26th Floor New York, New York 10174 (212) 907-6457	Gregory Sichenzia, Esq. Jay Yamamoto, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st Floor New York, New York 10036 Tel: (212) 930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share(2)(3)	$17,710,000	$1,930.30
Representative’s Warrants(4)	—	—
Common Stock issuable upon exercise of Representative’s Warrants(2)(5)	$962,500	$104.93
Total	$18,672,500	$2,037.13

________________

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.
(3)	Includes shares of common stock the underwriters have the option to purchase to cover over-allotments, if any.

(4)	No fee required pursuant to Rule 457(g).

(5)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. We have agreed to issue to the representative of the underwriters warrants to purchase the number of shares of our common stock (the “Representative’s Warrants”) in the aggregate equal to five percent (5%) of the shares of our common stock to be issued and sold in this offering (excluding shares issuable upon exercise of the over-allotment option described herein). The Representative’s Warrants are exercisable for a price per share equal to 125% of the public offering price. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g), the proposed maximum aggregate offering price of the Representative’s Warrants is $962,500, which is equal to 125% of $770,000 (5% of $15,400,000).
(6)	A fee of $2,381.11 was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JUNE 1, 2021

2,800,000 Shares

Common Stock

Twin Vee PowerCats Co.

This is a firm commitment initial public offering of shares of common stock of Twin Vee PowerCats Co. We are offering 2,800,000 shares of our common stock. We anticipate that the initial public offering price of our shares will be between $5.00 and $6.00 per share. The underwriters have informed us that the gross proceeds of this offering will not be less than $15,000,000.

Prior to this offering, there has been no public market for our common stock. We have applied to list our shares of common stock on The Nasdaq Capital Market under the symbol “VEEE.” No assurance can be given that our application will be approved. The closing of this offering is contingent upon the successful listing of our common stock on the Nasdaq Capital Market.

We are an “emerging growth company” under the federal securities laws and have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock is involves a high degree of risk. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$
Underwriting discounts and commissions(1)	$
Proceeds to us, before expenses	$

(1)	Underwriting discounts and commissions do not include a non-accountable expense allowance equal to 1.0% of the initial public offering price payable to the underwriters. We refer you to “Underwriting” beginning on page 66 for additional information regarding underwriters’ compensation.

We have granted a 45-day option to the representative of the underwriters to purchase up to 420,000 additional shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers on or about            , 2021.

ThinkEquity

a division of Fordham Financial Management, Inc.

The date of this prospectus is June     , 2021

TWINVEE

GFX MODELS

240 CC GFX

240 DC GFX

240 DC SE-X

280 CC GFX

*Available Q3, 2021

340 CC GFX

*Available Q3, 2021

400 CC GFX

TWINVEE

TWINVEE

Classic Models

260 VIVA CLASSIC

260 CC SE CLASSIC

260 CC GF CLASSIC

310 CC GF CLASSIC

360 CC GF CLASSIC

THE BEST RIDING BOAT ON THE WATER™

TWINVEE POWERCATS

TWINVEE

ELECTRA
POWER SPORTS

180 BAY CC
220 BAY CC
220 BAY DC
260 OCEAN CC

TABLE OF CONTENTS

Prospectus

We and the underwriters have not authorized anyone to provide you any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and you should rely only on the information contained in this prospectus or in any such free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell nor a solicitation of any offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: we have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

TRADEMARKS

We own directly or indirectly, through our parent company, Twin Vee Powercats, Inc., or have rights to, trademarks, service marks, and trade names that we use in connection with operation of our business. In addition, our names, logos, and website names and addresses are our service marks or trademarks. Other trademarks, service marks, and trade names appearing in this prospectus are the property of their respective owners. Some of the trademarks we own directly or indirectly, or have the right to use include “Twin Vee Boats,” “Twin Vee Boat,” “Twin Vee Catamaran,” “Twin Vee” and “Twin Vee Powercats.” Solely for convenience, the trademarks, service marks, trade names, and copyrights referred to in this prospectus are listed without the ©, ®, and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights, the rights of our parent company, or the rights of the applicable licensors to these trademarks, service marks, and trade names.

BASIS OF PRESENTATION

The Company’s fiscal year begins on January 1 and ends on December 31 with the interim quarterly reporting periods consisting of thirteen weeks. Therefore, the quarter end will not always coincide with the date of the end of the calendar month. We refer to our fiscal years based on the calendar-year in which they end. Accordingly, references to fiscal 2020 and fiscal 2019 represent the financial results of Twin Vee PowerCats Co. and its subsidiaries for the fiscal years ended December 31, 2020 and December 31, 2019, respectively. For ease of reference, we identify our fiscal years in this prospectus by reference to the period from January 1 to December 31 of the year in which the fiscal year ends.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” We use words such as “could,” “may,” “might,” “will,” “expect,” “likely,” “believe,” “continue,” “anticipate,” “estimate,” “intend,” “plan,” “project,” and other similar expressions to identify some forward-looking statements, but not all forward-looking statements include these words. All of our forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the information described under the caption “Risk Factors” and elsewhere in this prospectus.

The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control), and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. We believe these factors include, but are not limited to, those described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained in this prospectus to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors that could cause our business not to develop as we expect emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

MARKET, INDUSTRY AND OTHER DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, such as those of the National Marine Manufacturers Association, or NMMA, and Statistical Surveys, Inc., or SSI, other published industry sources, and our internal data and estimates.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

ii

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Twin Vee,” “the company,” “we,” “us” and “our” in this prospectus refer to Twin Vee PowerCats Co.

Twin Vee PowerCats Co. (“Twin Vee” “we”, ‘us” or the “Company”) is a designer, manufacturer and marketer of recreational and commercial power catamaran boats. We believe our company, founded in 1996, has been an innovator in the recreational and commercial power catamaran industry. We currently have ten (10) gas-powered models in production ranging in size from our 24-foot, dual engine, center console to our newly designed 40-foot offshore 400 GFX and two additional gas-powered models being marketed now for delivery in one to three months. Our twin-hull catamaran running surface, known as a symmetrical catamaran hull design, adds to the Twin Vee ride quality by reducing drag, increasing fuel efficiency and offering users a stable riding boat. Twin Vee’s home base operations in Fort Pierce Florida is a 7.5-acre facility with several buildings totaling over 75,000 square feet. We employ approximately 85 people, some of whom have been with our company for over twenty years.

Our boats allow consumers to use them for a wide range of recreational activities including fishing, diving and water skiing and commercial activities including transportation, eco tours, fishing and diving expeditions. We believe that the performance, quality and value of our boats position us to achieve our goal of increasing our market share and expanding the power catamaran boating market. We primarily sell our boats through a current network of 10 independent boat dealers in 14 locations across North America and the Caribbean who resell our boats to the end user Twin Vee customers. We continue recruiting efforts for high quality boat dealers and seek to establish new dealers and distributors domestically and internationally to distribute our boats as we grow our production and introduce new models.

Twin Vee boats are currently outfitted with gas-powered outboard combustion engines. Due to the growing demand for sustainable, environmentally friendly electric and alternative fuel commercial and recreational vehicles. Twin Vee has begun designing and developing products under the name “Electra Power Sports” or “ELECTRA”. We are developing a line of electric-powered catamaran boats ranging in size from 18-feet to 28-feet. Our ELECTRA Power Sports™ Division completed the concept and design phase for the ELECTRA Power Sports fully electric outboard motor propulsion system in the first quarter of 2021. The prototype and testing phase is underway and expected to be continue into the fourth quarter of 2021. We currently have five (5) engineers working on the designs, mechanicals, electrical and the many systems required to produce a working prototype. Our ELECTRA outboard motor propulsion system is designed to be compatible with many brands and models of recreational and sport watercraft boats, including twin hull catamaran boats and mono hull style boats. We expect to introduce The “Twin Vee 240 E”, a fully electric version of our popular 24-foot center console PowerCat and the “Twin Vee 280 E” 28 foot center console fully electric PowerCat in late 2021, with four additional electric models expected be introduced during 2022. We also intend to market the ELECTRA electric outboard motor propulsion system during 2022 to other independent boat manufacturers after we complete our design, build the prototype and complete our tests on the motor. We envision significant inroads with boat manufacturers to retrofit various hull configurations replacing traditional gas and diesel fuel powered fuel compartments with battery packs and existing boat owners could also retrofit their existing gas and diesel fuel powered boats with Electra’s outboards and battery packs.

Our Strengths and Competitive Advantages

We believe that the following are the key investment attributes of our company:

Recognized Brand. We believe the Twin Vee brand is well-known among boating enthusiasts for performance, quality, and value, and that the market recognizes Twin Vee as a brand in the twin hull sport boat category due to the value proposition that our boats deliver.

Diverse Product Offering. We are able to attract consumers across multiple categories within the recreational powerboat industry. We currently have ten (10) different catamaran models in production that range from 24-feet to 40-feet long offered at retail prices that start at approximately $65,000 and go up to $860,000. In addition, two additional gas-powered models are being marketed now for delivery in one to three months and we are currently designing a model line of electric powered catamarans ranging from 18-feet to 28-feet long.

Focus on Innovative Product Offerings. We are currently designing numerous new boat models to meet market demand and grow our business. Our newly designed boats range from a fully electric model line that include an 18-foot and 22-foot Baycat that will be powered by a single outboard electric motor, a 26-foot and 28-foot twin motor outboard electric Oceancat and a 24-foot twin inboard/ outboard electric Oceancat. We are also developing two large off-shore power catamarans with traditional gas-powered engines, the 340 GFX and the largest Twin Vee to date, the 400 GFX. The 400 GFX is being designed to have a range of over 800 miles and will have the option of being powered by dual or quad engines. In addition, we are also designing and engineering an all-electric outboard propulsion system under the name “ELECTRA” for other makes and models of boats.

Price Point. Twin Vee has also made investments in infrastructure, and engineering. These investments have resulted in lower material waste, reduced labor hours per boat, reduced re-work, and increased production efficiencies. Therefore, we are able to offer favorable pricing while increasing margins by controlling costs through disciplined engineering and manufacturing processes.

Dealer Network. Our distribution network currently consists of 10 dealers at 14 locations in North America and the Caribbean, many of which have been conducting business with us for several years. We have dealerships in Crystal River, Eastpoint, Islandmorada, Palm Bay, Palm Harbor, Pompano Beach and Stuart, Florida. We also have dealerships in Gulf Shores, Alabama, Norwalk, Connecticut, Grasonville, Maryland, Tuckerton New Jersey, San Juan, Puerto Rico, Murrells Inlet, South Carolina and Freeport, Texas. We have worked diligently with our dealers to cultivate a strong distribution network in the recreational powerboat industry. We believe that our distribution network allows us to distribute our products more broadly and effectively than our smaller competitors. We continually review our geographic coverage to identify opportunities for expansion and improvement, and will, where necessary, add dealer locations to address previously underserved markets or replace underperforming dealers.

Market Potential. Our core market corresponds most directly to the outboard, twin hull, catamaran and open fisherman category, which we refer to as the sport powerboat category. We believe our addressable market also includes similar and adjacent powerboat categories identified by the National Marine Manufacturers Association (NMMA), including center console boats, outboard boats, and all open sport fishing boats. For 2020, US sales of boats, marine products, and services are estimated to total $47 billion, up nine percent from 2019. Retail unit sales of new powerboats specifically increased last year by an estimated 12 percent compared to 2019. As a result, we believe the total annual addressable market for our products in the U.S. alone is greater than $4.4 billion.

Experienced Management Team. We have established a senior level team of managers and engineers with many members having in excess of 20 or more years in their respective field. Our team has shown the ability to design and develop new products, enhance operations, strengthen our distribution network, and recruit industry talent. Our directive as a management team over the next few years will be to introduce new innovative products with scalability, to manufacture and market those products, and drive improvements to our manufacturing, quality, and product development systems and processes.

●	Joseph C. Visconti. Mr. Visconti has been our Chief Executive Officer, President and a director since July 2015. With over 25 years of executive level operational and financial experience, Mr. Visconti has experience building teams of professionals with a focus on product development and bringing those products to market.

●	Preston Yarborough. Mr. Yarborough brings over 23 years of marine experience to our team. In addition to his positions of Vice President and Director of Product Development, he holds a seat on the Board of Directors of Twin Vee Catamarans, Inc. For the last several years, Mr. Yarborough has led the design, development and production of all of our models and boats that we have built and sold.

●	Donna M. Barnett. Ms. Barnett has over 20 years of experience with financial control functions including all aspects of accounting in the public, private and government sectors. Ms. Barnett holds an MBA in Finance.

●	Daniel Norton. Mr. Norton leads our engineering team. His engineering experience includes commercial marine robotic locking mechanisms for docking systems, development and machine design of industrial robotic equipment. Mr. Norton has spent over 20 years working in the technical design engineering arena for several companies including Caterpillar Inc., Gerber Technology, and ATI Industrial Automation, in various project management and engineering development positions. Mr. Norton holds in excess of 20 patents related to innovative electromechanical solutions for automation, boat docking, and work piece clamping, including the inventor of the patent application that we have filed with the United States Patent Office related to the electric propulsion system that we are developing.

●	Ryan Chickos. Mr. Chickos for over 15 years has been hands on involved with product development, prototyping, design, mechanical engineering and manufacturing processes. Mr. Chickos has worked to developed materials comprised of mechanical and chemical compositions. He has also developed two products for the recreational industry utilizing fluid dynamics and environmental sustainability.

●	Timothy Whybrew. Mr. Whybrew leads our production team. He has spent over 25 years working as a senior operations executive in various capacities. Mr. Whybrew brings approximately 30 years of team building and management experience to help drive the operational efficiencies required to maintain manufacturing schedules. One of his key focus points is driving the level of quality customers desire from our product line.

Our Strategy

We intend to capitalize on the thriving broader marine industry through the following strategies:

Develop New and Innovative Products in Our Core Market. As an innovator, designer, manufacturer, and marketer of catamaran powerboats, we strive to design new and inventive products that appeal to a broad customer base. For example, we plan to launch our 40-foot 400 Powercat GFX this year, our largest offshore catamaran with an 800-pound fuel capacity. We also have a 34-foot 340 Powercat GFX in the works that utilizes our latest four-piece construction build process and as discussed further below are developing a new line of electric-powered catamaran boats ranging in size from 18-feet to 28-feet that will provide an alternative to traditionally-powered watercraft. After the completion of this offering, we intend on launching a number of new products and features with best-in-class quality, with the goal of increasing sales and margin expansion. Furthermore, our unique new product development process enables us to renew our product portfolio with innovative offerings at a rate that we believe will be difficult for our smaller competitors to match without significant additional capital investments. We intend to release new products and features multiple times during the year, which we believe enhances our reputation as a cutting-edge boat manufacturer and will drive consumer interest in our products.

Penetrate an All-New Segment of the Catamaran PowerBoat Category. Our near-term product development strategy is to expand our product line to reach underserved segments of the catamaran powerboat category that are distinct from our traditional customer base. For example, the “Twin 240E™” is being designed to be a fully electric version of our popular catamaran, the 24-foot center console PowerCat. The Twin Vee 240E, with a lower noise level than standard powerboats, is being designed to cater to the growing demand for sustainable, environmentally friendly electric and alternative fuel commercial and recreational vehicles. The design of the Twin Vee 240E, along with our existing supplier relationships, material agreements, and manufacturing processes, should allow us to offer this product line at an attractive price point for the consumer while sustaining our gross margins and the product attributes critical to the Twin Vee brand.

Capture an Additional Share from Adjacent Boating Categories. Another focus to grow our market share is to enhance our ability to introduce new products with increased versatility, functionality, and performance to a more expansive customer base that values boats for both water sports and general recreational boating purposes. We intend on launching several marketing campaigns that will focus on new product launches and help to educate the market on our value proposition to customers.

Effectively Manage Dealer Inventory and Further Strengthen Our Dealer Network. We view our dealers as our partners and product champions. Therefore, we will continue to devote significant time and resources to finding high quality dealers and developing and improving their performance over time. We believe the quality and trust in our dealer relationships are more beneficial to our long-term success than the quantity of dealers.

Increase Our Sales in International Markets. We believe we have a brand that will have natural growth in international markets. Catamaran powerboats have already been accepted as the norm in many international markets. Based on our brand and product offering, as well as out potential distribution strengths, we believe we are well positioned to leverage our reputation and capture additional international sales. We believe that we will increase our international sales by promoting our products in developed markets where we have a dealer base and in international markets where rising consumer incomes are expected to increase demand for recreational products, such as Australia, Europe, Israel, Dubai, and Brazil. We are also developing new product offerings that will specifically target certain product demand from our international consumers and that we believe will drive further sales growth in international markets.

Twin Vee’s Electra Power Sports Electric Division. Our initiative into sustainable marine technologies and products includes the design and development of a new line of Twin Vee boats, to be named Twin Vee Electric, or “TVE”, that are being specifically designed to be lighter and engineered for use with electric propulsion systems. The TVE model line is being designed to include newly designed 18-foot and 22-foot Baycats that will be powered with a single electric outboard motor, newly designed 26-foot and 28-foot Baycats that will be powered with twin electric outboard motors and our 24-foot center console Oceancat that will be powered with dual inboard/outboard electric motors. In addition, under this new Electra Power Sports Electric Division, we intend to introduce fully electric outboard propulsion solution for the marine industry that would replace gas and diesel fuel powered internal combustion engines that run on gaseous fuel and pollute our lakes, waterways and oceans. We envision significant inroads with boat manufacturers to retrofit various hull configurations, replacing traditional gas and diesel fuel powered fuel compartments with battery packs and existing boat owners who could also retrofit their existing gas and diesel fuel powered boats with Electra’s outboard motors and battery packs. We believe that immediate benefits can be realized for the personal watercraft industry, related to reducing noise, greenhouse gasses, and other pollutants from gas and diesel fuel powered engines.

Planned Waterfront Design and Testing Center. We are seeking to locate a waterfront location to build a technical center for the Electra Power Sports Electric Division, to be known as the Electra Power Sports- EV Innovation & Testing Center, in or near Fort Pierce, Florida. We believe direct water access will allow us to more efficiently develop, test, and refine our electric and carbon-neutral propulsion products as we move from prototyping, to testing to manufacturing. We are working with real estate agents and local contacts to locate a property that has direct water access to the Intracoastal waterways and the Fort Pierce inlet. The access to the waterways would allow for immense time savings when testing new boats, motors and propulsion systems. Currently, our headquarters are located inland and necessitates coordination and logistics to arrange a single test run on the water. If we obtain access to the Indian River and beyond, Electra should have the capability to test its products on various vessels whenever required. It is anticipated that the Electra Power Sports- EV Innovation & Testing Center will be our central location where boat manufacturers, dealers, and customers can visit to see the products we have in development and experience how they operate first-hand. Additionally, because of the convenience of having direct access to the water and deep water slips, our partners could even bring their boats to the Electra Power Sports- EV Innovation & Testing Center for testing.

Impact of the COVID-19 Pandemic on Our Operations

The COVID-19 pandemic outbreak has offered challenges for all commercial enterprises. According to a Small Business Pulse Survey, 89.9% of businesses reported a moderate to large negative effect from COVID-19 on their business in April 2020, only reducing to approximately 75% in November 2020. Imposed restrictions, such as social distancing, regular temperature checks, enhanced cleaning measures, and the use of personal protective equipment placed on workplaces to increase the safety of employees was something many companies have never had to face before. Some companies and even entire industries have had to shut down due to COVID-19. Moreover, the potential collapse of demand from consumers is an ever-present concern right now with high unemployment rates and the unpredictable nature of living during a global pandemic.

We have adapted to these unprecedented times and believe we have successfully navigated the issues presented to our business by the global pandemic. Although sales decreased at the beginning of the summer and we had reduced staffing, we have operated with a full-time staff since the middle of the summer. The demand for our Classic and GFX models have been robust, our backlog is over 100 boats. Orders currently being placed for our boats are being scheduled for delivery through 2021 and into Q3 of 2022. With the influx of orders, we continue to hire seasoned and experienced production team members with years of production and scheduling experience, the team is aiding our efforts to streamline our manufacturing process.

Summary of Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties that you should consider before investing in our company. These risks are described more fully in the section titled “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

●	General economic conditions, particularly in the U.S., affect our industry, demand for our products and our business, and results of operations.

●	The COVID-19 global pandemic and other natural phenomena.

●	Our ability to meet our manufacturing workforce needs is crucial to our results of operations and future sales and profitability.

●	There is limited public information on our operating history.

●	Interest rates and energy prices affect product sales

●	Our annual and quarterly financial results are subject to significant fluctuations depending on various factors, many of which are beyond our control.

●	We depend on our network of independent dealers, face increasing competition for dealers and have little control over their activities.

●	Our success depends, in part, upon the financial health of our dealers and their continued access to financing.

● ●

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

A natural disaster, the effects of climate change, or disruptions at our manufacturing facility could adversely affect our business, financial condition and results of operations.

●	If we fail to manage our manufacturing levels while still addressing the seasonal retail pattern for our products, our business and margins may suffer.

●	We have a large, fixed cost base that will affect our profitability if our sales decrease.

● ●	We may be required to repurchase inventory of certain dealers. Termination or interruption of informal supply arrangements could have a material adverse effect on our busines or results of operations.

●	We rely on one manufacturer to supply our engines and do not have any long terms commitments from such manufacturer.

●	Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation.

●	Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on our results of operations.

●	Demand in the powerboat industry is highly volatile.

●	General economic conditions, particularly in the U.S., affect our industry, demand for our products and our business, and results of operations

●	Our industry is characterized by intense competition, which affects our sales and profits.

●	We have identified weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future.

Corporate Information

Our principal executive office is located at 3101 S. US-1, Ft. Pierce, Florida 34982 and our telephone number is (772) 429-2525. We maintain our corporate website at www.twinvee.com. The reference to our website is an inactive textual reference only, the information that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common stock.

We were incorporated in the State of Florida as Twin Vee Catamarans, Inc. on December 1, 2009 and reincorporated in Delaware on April 7, 2021. Our parent company was incorporated as ValueRich, Inc. (“ValueRich”) under the laws of the state of Florida on July 11, 2003 and reincorporated in Delaware on March 3, 2006. On February 17, 2015 ValueRich consummated the acquisition of Twin Vee Catamarans, Inc. On April 26, 2016, ValueRich changed its name and began operating under the name Twin Vee Powercats, Inc.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an “emerging growth company,” we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

●	requiring only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” in our Securities Act of 1933, as amended, or the Securities Act, filings;

●	reduced disclosure about our executive compensation arrangements;

●	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

●	exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes Oxley Act of 2002, or SOX.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an “emerging growth company.” We will continue to remain an “emerging growth company” until the earliest of the following: (i) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (ii) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.07 billion; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or the SEC.

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. To the extent that we continue to qualify as a “smaller reporting company” as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an “emerging growth company” may continue to be available to us as a “smaller reporting company,” including exemption from compliance with the auditor attestation requirements pursuant to SOX and reduced disclosure about our executive compensation arrangements. We will continue to be a “smaller reporting company” until we have $250 million or more in public float (based on our common stock) measured as of the last business day of our most recently completed second fiscal quarter or, in the event we have no public float (based on our common stock) or a public float (based on our common stock) that is less than $700 million, annual revenues of $100 million or more during the most recently completed fiscal year.

We may choose to take advantage of some, but not all, of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to avail ourselves of the extended transition period for complying with new or revised financial accounting standards. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.]

THE OFFERING

Common stock offered by us	2,800,000 shares (or 3,220,000 shares if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any)

Common stock to be outstanding after this offering	6,800,000 shares (or 7,220,000 shares if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any)(1)

Underwriters’ option to purchase additional shares of common stock from us	420,000 shares (which may be purchased from us for 45 days from the date of this prospectus to cover over-allotments, if any)

Use of proceeds	We estimate that the net proceeds from our issuance and sale of 2,800,000 shares of our common stock in this offering will be approximately $13.2 million, assuming an initial public offering price of $5.50 per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full to cover over-allotments, if any, we estimate that our net proceeds will be approximately $15.3 million.

We currently anticipate using the net proceeds from this offering, together with our existing resources, as follows: (1) production and marketing of our larger fully equipped boats; (2) design, development, testing, manufacturing and marketing of our new line of electric boats; (3) design, development, testing, manufacturing and marketing of our fully electric propulsion system; (4) acquisition and development of waterfront property to be used as a testing center for our boats; (and (5) working capital. See the section titled “Use of Proceeds” for additional information.

Risk Factors	See “Risk Factors” beginning on page 9 and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our securities.

Proposed Nasdaq Capital Market trading symbol	We have applied to have our common stock listed on the Nasdaq Capital Market under the symbol “VEEE.”

You should carefully read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

(1)	The number of shares of our common stock to be outstanding after this offering is based on the 4,000,000 shares of our common stock outstanding as of May 27, 2021, and excludes the following:

▪	1,000,000 shares of common stock reserved for future issuance as of May 27, 2021, under our 2021 Stock Incentive Plan, or 2021 Plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	no exercise by the underwriters of their option to purchase up to 420,000 additional shares of our common stock from us to cover over-allotments, if any;
•	no exercise of the representative’s warrants to be issued upon consummation of this offering at an exercise price equal to 125% of the initial offering price of the common stock; and
•	an assumed initial public offering price of $5.50 per share, which is the midpoint of the estimate of the price range set forth on the cover page of this prospectus.

SUMMARY FINANCIAL DATA

The following tables summarize our financial data for the periods and as of the dates indicated. We have derived the statements of operations data for the years ended December 31, 2020 and 2019 from our audited financial statements and related notes included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2021 and 2020 and the balance sheet data as of March 31, 2021 have been derived from our unaudited condensed financial statements and related notes included elsewhere in this prospectus and have been prepared in accordance with generally accepted accounting principles in the United States of America on the same basis as the annual audited financial statements and, in the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of results that may be expected in the future, and results for the period ended March 31, 2021 are not necessarily indicative of the results to be expected for the full year ending December 31, 2021. You should read the following summary financial data together with our financial statements and the related notes appearing elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Three Months Ended March 31,		Fiscal Year Ended December 31,
	2021	2020	2020	2019
Statement of Operations Data:
Net sales	$3,207,643	$2,666,857	$11,063,619	$10,432,517
Cost of products sold	1,719,737	1,497,623	6,289,316	6,354,968
Gross profit	1,487,906	1,169,234	4,774,303	4,077,549
Total operating expenses	1,333,144	1,030,198	4,053,469	4,238,776
Income (loss) from operations	154,762	139,036	720,834	(161,227)
Total other income (expenses)	(22,813)	(60,380)	450,243	(165,468)
Net income (loss)	$131,949	$78,656	$1,171,077	$(326,695)
Basic and dilutive income (loss) per share of common stock	$0.03	$0.02	$0.29	$(0.08)
Weighted average number of shares of common stock outstanding	4,000,000	4,000,000	4,000,000	4,000,000

(1)       Basic earnings per share (“EPS”) is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method and as if converted method.  In all periods presented, the Company did not have any dilutive securities.

	As of March 31, 2021

	Actual	As Adjusted(1)
Balance Sheet Data:
Cash	$1,096,330	14,287,330
Total assets	$6,200,759	19,391,759
Total liabilities	4,519,970	4,519,970
Accumulated deficit	(874,598)	(874,598)
Total stockholders’ equity	1,680,789	14,871,789
Total liabilities and stockholders’ equity	$6,200,759	19,391,759

(1)       The as adjusted balance sheet data in the table above reflects the sale and issuance by us of shares of our common stock in this offering, based upon the assumed initial public offering price of $5.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

RISKS RELATED TO OUR BUSINESS

There is limited public information on our operating history.

Our limited public operating history makes evaluating our business and prospects difficult. Although we were formed in 2003, we did not provide public reports on the results of operations until our 2020 fiscal year. We only have two years of audited financial statements. Your investment decision will not be made with the same data as would be available as if we had a longer history of public reporting.

Our ability to meet our manufacturing workforce needs is crucial to our results of operations and future sales and profitability.

We rely on the existence of an available hourly workforce to manufacture our products. We cannot assure you that we will be able to attract and retain qualified employees to meet current or future manufacturing needs at a reasonable cost, or at all. For instance, the demand for skilled employees has increased recently with the low unemployment rates in Florida where we have manufacturing facilities. Also, although none of our employees are currently covered by collective bargaining agreements, we cannot assure you that our employees will not elect to be represented by labor unions in the future. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. Significant increases in manufacturing workforce costs could materially adversely affect our business, financial condition or results of operations.

We have a large fixed cost base that will affect our profitability if our sales decrease.

The fixed cost levels of operating a powerboat manufacturer can put pressure on profit margins when sales and production decline. Our profitability depends, in part, on our ability to spread fixed costs over a sufficiently large number of products sold and shipped, and if we make a decision to reduce our rate of production, gross or net margins could be negatively affected. Consequently, decreased demand or the need to reduce production can lower our ability to absorb fixed costs and materially impact our financial condition or results of operations.

Interest rates and energy prices affect product sales.

Our products are often financed by our dealers and retail powerboat consumers, we envision this continuing as we expand our operations and grow our network of distributors. This may not occur if interest rates meaningfully rise because higher rates increase the borrowing costs and, accordingly, the cost of doing business for dealers and the cost of powerboat purchases for consumers. Higher energy costs result in increases in operating expenses at our manufacturing facility and in the expense of shipping products to our dealers. In addition, increases in energy costs may adversely affect the pricing and availability of petroleum- based raw materials, such as resins and foams that are used in our products. Also, higher fuel prices may have an adverse effect on demand for our boats, as they increase the cost of ownership and operation and the pries at which we sell the boats. Therefore, higher interest rates and fuel costs can adversely affect consumers’ decisions relating to recreational powerboating purchases.

Our business may be materially affected by the COVID-19 Outbreak.

The outbreak of the novel coronavirus (COVID-19) may cause disruptions to our business and operational plans. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of, or price fluctuations in, supplies from third parties upon which we rely, (iv) restrictions that governments impose to address the COVID-19 outbreak, and (v) restrictions that we and our contractors and subcontractors impose to ensure the safety of employees and others. Continued delays in our supply chain could adversely impact our production and, in turn, our revenues. Further, it is presently not possible to predict the extent or durations of these disruptions. These disruptions may have a material adverse effect on our business, financial condition and results of operations. Such adverse effect could be rapid and unexpected. These disruptions may severely affect our ability to carry out our business plans for 2021 and 2022.

Our annual and quarterly financial results are subject to significant fluctuations depending on various factors, many of which are beyond our control.

Our sales and operating results can vary significantly from quarter to quarter and year to year depending on various factors, many of which are beyond our control. These factors include, but are not limited to:

●	Seasonal consumer demand for our products;
●	Discretionary spending habits;
●	Changes in pricing in, or the availability of supply in, the powerboat market;
●	Failure to maintain a premium brand image;
●	Disruption in the operation of our manufacturing facilities;
●	Variations in the timing and volume of our sales;
●	The timing of our expenditures in anticipation of future sales;
●	Sales promotions by us and our competitors;
●	Changes in competitive and economic conditions generally;
●	Consumer preferences and competition for consumers’ leisure time;
●	Impact of unfavorable weather conditions;
●	Changes in the cost or availability of our labor; and
●	Increased fuel prices.

Due to these and other factors, our results of operations may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for our products. We anticipate that fluctuations in operating results will continue in the future.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

Adverse weather conditions in any year in any particular geographic region may adversely affect sales in that region, especially during the peak boating season. Sales of our products are generally stronger just before and during spring and summer, which represent the peak boating months, and favorable weather during these months generally has a positive effect on consumer demand. Conversely, unseasonably cool weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close area boating locations or render boating dangerous or inconvenient, thereby generally reducing consumer demand for our products. Our annual results would be materially and adversely affected if our net sales were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales in the future as we expand our businesses. There can be no assurance that weather conditions will not have a material effect on the sales of any of our products.

A natural disaster, the effects of climate change, or other disruptions at our manufacturing facility could adversely affect our business, financial condition, and results of operations.

We rely on the continuous operation of our only manufacturing facility in Stuart, Florida for the production of our products. Any natural disaster or other serious disruption to our facility due to fire, flood, earthquake, or any other unforeseen circumstance would adversely affect our business, financial condition, and results of operations. Changes in climate could adversely affect our operations by limiting or increasing the costs associated with equipment or fuel supplies. In addition, adverse weather conditions, such as increased frequency and/or severity of storms, or floods could impair our ability to operate by damaging our facilities and equipment or restricting product delivery to customers. The occurrence of any disruption at our manufacturing facility, even for a short period of time, may have an adverse effect on our productivity and profitability, during and after the period of the disruption. These disruptions may also cause personal injury and loss of life, severe damage to or destruction of property and equipment, and environmental damage. Although we maintain property, casualty, and business interruption insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all potential natural disasters or other disruptions to our manufacturing facility.

If we fail to manage our manufacturing levels while still addressing the seasonal retail pattern for our products, our business and margins may suffer.

The seasonality of retail demand for our products, together with our goal of balancing production throughout the year, requires us to manage our manufacturing and allocate our products to our dealer network to address anticipated retail demand. Our dealers must manage seasonal changes in consumer demand and inventory. If our dealers reduce their inventories in response to weakness in retail demand, we could be required to reduce our production, resulting in lower rates of absorption of fixed costs in our manufacturing and, therefore, lower margins. As a result, we must balance the economies of level production with the seasonal retail sales pattern experienced by our dealers. Failure to adjust manufacturing levels adequately may have a material adverse effect on our financial condition and results of operations.

We depend on our network of independent dealers, face increasing competition for dealers, and have little control over their activities.

A significant portion of our sales are derived from our network of independent dealers. We typically manufacture our boats based upon indications of interest received from dealers who are not contractually obligated to purchase any boats. While our dealers typically have purchased all of the boats for which they have provided us with indications of interest, it is possible that a dealer could choose not to purchase boats for which it has provided an indication of interest (e.g., if it were to have reached the credit limit on its floor plan), and as a result we once experienced, and in the future could experience, excess inventory and costs. For fiscal 2020, our top five dealers accounted for 33% of our total boats sold. The loss of a significant dealer could have a material adverse effect on our financial condition and results of operations. The number of dealers supporting our products and the quality of their marketing and servicing efforts are essential to our ability to generate sales. Competition for dealers among other boat manufacturers continues to increase based on the quality, price, value, and availability of the manufacturers’ products, the manufacturers’ attention to customer service, and the marketing support that the manufacturer provides to the dealers. We face intense competition from other boat manufacturers in attracting and retaining dealers, affecting our ability to attract or retain relationships with qualified and successful dealers. Although our management believes that the quality of our products in the performance sport boat industry should permit us to maintain our relationships with our dealers and our market share position, there can be no assurance that we will be able to maintain or improve our relationships with our dealers or our market share position. In addition, independent dealers in the boating industry have experienced significant consolidation in recent years, which could result in the loss of one or more of our dealers in the future if the surviving entity in any such consolidation purchases similar products from a competitor. A substantial deterioration in the number of dealers or quality of our network of dealers would have a material adverse effect on our business, financial condition, and results of operations.

Our success depends, in part, upon the financial health of our dealers and their continued access to financing.

Because we sell nearly all of our products through dealers, their financial health is critical to our success. Our business, financial condition, and results of operations may be adversely affected if the financial health of the dealers that sell our products suffers. Their financial health may suffer for a variety of reasons, including a downturn in general economic conditions, rising interest rates, higher rents, increased labor costs and taxes, compliance with regulations, and personal financial issues.

In addition, our dealers require adequate liquidity to finance their operations, including purchases of our products. Dealers are subject to numerous risks and uncertainties that could unfavorably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis on reasonable terms. These sources of financing are vital to our ability to sell products through our distribution network. Access to financing generally facilitates our dealers’ ability to purchase boats from us, and their financed purchases reduce our working capital requirements. If financing were not available to our dealers, our sales and our working capital levels would be adversely affected.

We may be required to repurchase inventory of certain dealers.

Many of our dealers have floor plan financing arrangements with third-party finance companies that enable the dealers to purchase our products. In connection with these agreements, we may have an obligation to repurchase our products from a finance company under certain circumstances, and we may not have any control over the timing or amount of any repurchase obligation nor have access to capital on terms acceptable to us to satisfy any repurchase obligation. This obligation is triggered if a dealer defaults on its debt obligations to a finance company, the finance company repossesses the boat and the boat is returned to us. Our obligation to repurchase a repossessed boat for the unpaid balance of our original invoice price for the boat is subject to reduction or limitation based on the age and condition of the boat at the time of repurchase, and in certain cases by an aggregate cap on repurchase obligations associated with a particular floor plan financing program. To date, we have not been obligated to repurchase any boats under our dealers’ floor plan financing arrangements, and we are not aware of any applicable laws regulating dealer relations which govern our relations with the dealers or would require us to repurchase any boats. However, there is no assurance that a dealer will not default on the terms of a credit line in the future. In addition, applicable laws regulating dealer relations may also require us to repurchase our products from our dealers under certain circumstances, and we may not have any control over the timing or amount of any repurchase obligation nor have access to capital on terms acceptable to us to satisfy any repurchase obligation. If we were obligated to repurchase a significant number of units under any repurchase agreement or under applicable dealer laws, our business, operating results and financial condition could be adversely affected.

We rely on third-party suppliers in the manufacturing of our boats.

We depend on third-party suppliers to provide components and raw materials essential to the construction of our boats. While we believe that our relationships with our current suppliers are sufficient to provide the materials necessary to meet present production demand, we cannot assure you that these relationships will continue or that the quantity or quality of materials available from these suppliers will be sufficient to meet our future needs, irrespective of whether we successfully implement our growth strategy. We expect that our need for raw materials and supplies will increase. Our suppliers must be prepared to ramp up operations and, in many cases, hire additional workers and/or expand capacity in order to fulfill the orders placed by us and other customers. Operational and financial difficulties that our suppliers may face in the future could adversely affect their ability to supply us with the parts and components we need, which could significantly disrupt our operations.

Termination or interruption of informal supply arrangements could have a material adverse effect on our business or results of operations.

Although we have long term relationships with many of our suppliers, we do not have any formal agreements with any suppliers for the purchase of parts needed and our purchases are made on a purchase order basis. We have no binding commitment from our suppliers to supply any specified quantity of materials needed within any specified time period. In the event that our suppliers receive a large amount of orders from other customers, there is a possibility that they will not be able to support our needs. If any of our current suppliers were to be unable to provide needed products to us, there can be no assurance that alternate supply arrangements will be made on satisfactory terms. If we need to enter into supply arrangements on unsatisfactory terms, or if there are any delays to our supply arrangements, it could adversely affect our business and operating results.

We rely on one manufacturer to supply our engines and do not have any long terms commitments from such manufacturer.

We currently rely on one manufacturer, Suzuki Motor of America, Inc. for the supply of our board engines. We do not have any long-term commitments from Suzuki to supply any specified number of engines and therefore cannot guarantee that there will be adequate supply of our engines. Although we believe we could obtain engines from other manufacturers, such other manufacturers may not be able to provide us with engines at the same price as we currently pay for the engines we install in our boats, which could result in lower profit margins or us increasing the price of our boats in order to maintain profit margins which could adversely impact demand for our boats.

Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation.

We are engaged in a business that exposes us to claims for product liability and warranty claims in the event our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in property damage, personal injury or death. Although we maintain product and general liability insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all such potential claims. Our products involve kinetic energy, produce physical motion and are to be used on the water, factors which increase the likelihood of injury or death. Our products contain Lithium-ion batteries, which have been known to catch fire or vent smoke and flame, and chemicals which are known to be, or could later be proved to be, toxic carcinogenic. Any judgment or settlement for personal injury or wrongful death claims could be more than our assets and, even if not justified, could prove expensive to contest.

We may experience legal claims in excess of our insurance coverage or claims that are not covered by insurance, either of which could adversely affect our business, financial condition and results of operations. Adverse determination of material product liability and warranty claims made against us could have a material adverse effect on our financial condition and harm our reputation. In addition, if any of our products or components in our products are, or are alleged to be, defective, we may be required to participate in a recall of that product or component if the defect or alleged defect relates to safety. Any such recall and other claims could be costly to us and require substantial management attention.

Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on our results of operations.

We provide a hull warranty for structural damage of up to ten years. In addition, we provide a three-year limited fiberglass small parts warranty on all on some small fiberglass parts and components such as consoles Gelcoat is covered up to one year. Additionally, fiberglass lids, plastic lids, electrical panels, bilge pumps, aerator pumps or other electrical devices (excluding stereos, depth finders, radar, chart plotters except for installation if installed by Twin Vee Powercats, Inc.), steering systems, electrical panels, and pumps are covered under a one-year basic limited systems warranty. Some materials, components or parts of the boat that are not covered by our limited product warranties are separately warranted by their manufacturers or suppliers. These other warranties include warranties covering engines purchased from suppliers and other components.

Our standard warranties require us or our dealers to repair or replace defective products during such warranty periods at no cost to the consumer. Although we employ quality control procedures, sometimes a product is distributed that needs repair or replacement. The repair and replacement costs we could incur in connection with a recall could adversely affect our business. In addition, product recalls could harm our reputation and cause us to lose customers, particularly if recalls cause consumers to question the safety or reliability of our products.

The nature of our business exposes us to workers’ compensation claims and other workplace liabilities.

Certain materials we use require our employees to handle potentially hazardous or toxic substances. While our employees who handle these and other potentially hazardous or toxic materials receive specialized training and wear protective clothing, there is still a risk that they, or others, may be exposed to these substances. Exposure to these substances could result in significant injury to our employees and damage to our property or the property of others, including natural resource damage. Our personnel are also at risk for other workplace-related injuries, including slips and falls. We may in the future be subject to fines, penalties, and other liabilities in connection with any such injury or damage. Although we currently maintain what we believe to be suitable and adequate insurance in excess of our self-insured amounts, we may be unable to maintain such insurance on acceptable terms or such insurance may not provide adequate protection against potential liabilities.

If we are unable to comply with environmental and other regulatory requirements, our business may be exposed to material liability and/or fines.

Our operations are subject to extensive and frequently changing federal, state, local, and foreign laws and regulations, including those concerning product safety, environmental protection, and occupational health and safety. Some of these laws and regulations require us to obtain permits, and limit our ability to discharge hazardous materials into the environment. If we fail to comply with these requirements, we may be subject to civil or criminal enforcement actions that could result in the assessment of fines and penalties, obligations to conduct remedial or corrective actions, or, in extreme circumstances, revocation of our permits or injunctions preventing some or all of our operations. In addition, the components of our boats must meet certain regulatory standards, including stringent air emission standards for boat engines. Failure to meet these standards could result in an inability to sell our boats in key markets, which would adversely affect our business. Moreover, compliance with these regulatory requirements could increase the cost of our products, which in turn, may reduce consumer demand.

While we believe that we are in material compliance with applicable federal, state, local, and foreign regulatory requirements, and hold all licenses and permits required thereunder, we cannot assure you that we will, at all times, be able to continue to comply with applicable regulatory requirements. Compliance with increasingly stringent regulatory and permit requirements may, in the future, cause us to incur substantial capital costs and increase our cost of operations, or may limit our operations, all of which could have a material adverse effect on our business or financial condition.

As with most boat construction businesses, our manufacturing processes involve the use, handling, storage, and contracting for recycling or disposal of hazardous substances and wastes. The failure to manage or dispose of such hazardous substances and wastes properly could expose us to material liability or fines, including liability for personal injury or property damage due to exposure to hazardous substances, damages to natural resources, or for the investigation and remediation of environmental conditions. Under environmental laws, we may be liable for remediation of contamination at sites where our hazardous wastes have been disposed or at our current facility, regardless of whether our facility is owned or leased or whether the environmental conditions were created by us, a prior owner or tenant, or a third-party. While we do not believe that we are presently subject to any such liabilities, we cannot assure you that environmental conditions relating to our prior, existing, or future sites or operations or those of predecessor companies will not have a material adverse effect on our business or financial condition.

Our industry is characterized by intense competition, which affects our sales and profits.

The performance sport boat category and the powerboat industry as a whole are highly competitive for consumers and dealers. We also compete against consumer demand for used boats. Competition affects our ability to succeed in both the markets we currently serve and new markets that we may enter in the future. Competition is based primarily on brand name, price, product selection, and product performance. We compete with several large manufacturers that may have greater financial, marketing, and other resources than we do and who are represented by dealers in the markets in which we now operate and into which we plan to expand. We also compete with a variety of small, independent manufacturers. We cannot assure you that we will not face greater competition from existing large or small manufacturers or that we will be able to compete successfully with new competitors. Our failure to compete effectively with our current and future competitors would adversely affect our business, financial condition, and results of operations.

We face increasing competition for dealers and have little control over their activities.

We face intense competition from other performance sport boat manufacturers in attracting and retaining dealers and customers, affecting our ability to attract or retain relationships with qualified and successful dealers and consumers looking to purchase boats. Although our management believes that the quality of our products in the boat industry should permit us to maintain our relationships with our dealers and our market share position, there can be no assurance that we will be able to maintain or improve our relationships with our dealers or our market share position. In addition, independent dealers in the boating industry have experienced significant consolidation in recent years, which could result in the loss of one or more of our dealers in the future if the surviving entity in any such consolidation purchases similar products from a competitor. A substantial deterioration in the number of dealers or quality of our network of dealers would have a material adverse effect on our business, financial condition, and results of operations.

Our sales may be adversely impacted by increased consumer preference for other leisure activities or used boats or the supply of new boats by competitors in excess of demand.

Our boats are not necessities and in times of economic hardship, consumers may cease purchasing non-essential items. Demand for our boats may be adversely affected by competition from other activities that occupy consumers’ leisure time and by changes in consumer life style, usage pattern or taste. Similarly, an overall decrease in consumer leisure time may reduce consumers’ willingness to purchase and enjoy our boats.

During the economic downturn that commenced in 2008, there was a shift in consumer demand toward purchasing more used boats, primarily because prices for used boats are typically lower than retail prices for new boats. If this were to occur again, it could have the effect of reducing demand among retail purchasers for our new boats. Also, while we have balanced production volumes for our boats to meet demand, our competitors could choose to reduce the price of their products, which could have the effect of reducing demand for our new boats. Reduced demand for new boats could lead to reduced sales by us, which could adversely affect our business, results of operations, and financial condition.

Our sales and profitability depend, in part, on the successful introduction of new products.

Market acceptance of our products depends on our technological innovation and our ability to implement technology in our boats. Our sales and profitability may be adversely affected by difficulties or delays in product development, such as an inability to develop viable or innovative new products. Our failure to introduce new technologies and product offerings that consumers desire could adversely affect our business, financial condition, and results of operations. If we fail to introduce new features or those we introduce fail to gain market acceptance, our bottom line may suffer.

We are developing the Twin 240E, a fully electric version of our popular 24-foot center console PowerCat. The 240 E will be Twin Vee’s first fully electric I/O powertrain system that will combine an advanced battery pack, converter, high-efficiency motor, and proprietary union assembly between the transmission, electric motor design, and control software. If we experience delays in the development of the electric I/O powertrain system for the boat, fail to bring the Twin 240E to market as and when planned or if it fails to gain market acceptance, our bottom line may also suffer.

In addition, some of our direct competitors and indirect competitors may have significantly more resources to develop and patent new technologies. It is possible that our competitors will develop and patent equivalent or superior technologies and other products that compete with ours. They may assert these patents against us and we may be required to license these patents on unfavorable terms or cease using the technology covered by these patents, either of which would harm our competitive position and may materially adversely affect our business.

We also cannot be certain that our products or features have not infringed or will not infringe the proprietary rights of others. Any such infringement could cause third parties, including our competitors, to bring claims against us, resulting in significant costs and potential damages.

Our success depends upon the continued strength of our brand, the value of our brand, and sales of our products could be diminished if we, the consumers who use our products, or the sports and activities in which our products are used are associated with negative publicity.

We believe that our brand is a significant contributor to the success of our business and that maintaining and enhancing our brand is important to expanding our consumer and dealer base. Failure to continue to protect our brand may adversely affect our business, financial condition, and results of operations. We expect that our ability to develop, maintain and strengthen the Twin Vee brand will also depend heavily on the success of our marketing efforts. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. Many of our current and potential competitors have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain strong brands, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Negative publicity, including that resulting from severe injuries or death occurring in the sports and activities in which our products are used, could negatively affect our reputation and result in restrictions, recalls, or bans on the use of our products. If the popularity of the sports and activities for which we design, manufacture, and sell products were to decrease as a result of these risks or any negative publicity, sales of our products could decrease, which could have an adverse effect on our net sales, profitability, and operating results. In addition, if we become exposed to additional claims and litigation relating to the use of our products, our reputation may be adversely affected by such claims, whether or not successful, including by generating potential negative publicity about our products, which could adversely impact our business and financial condition.

We may not be able to execute our manufacturing strategy successfully, which could cause the profitability of our products to suffer.

Our manufacturing strategy is designed to improve product quality and increase productivity, while reducing costs and increasing flexibility to respond to ongoing changes in the marketplace. To implement this strategy, we must be successful in our continuous improvement efforts, which depend on the involvement of management, production employees, and suppliers. Any inability to achieve these objectives could adversely impact the profitability of our products and our ability to deliver desirable products to our consumers.

We may need to raise additional capital that may be required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.

Operating our business and maintaining our growth efforts will require significant cash outlays and advance capital expenditures and commitments. Although the proceeds of this offering should be sufficient to fund our operations, if cash on hand and cash generated from operations and from this offering are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt or equity financings, to fund our growth. We cannot assure you that we will be able to raise needed cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the price per share of our common stock in this offering. The holders of new securities may also have rights, preferences or privileges which are senior to those of existing holders of common stock. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.

If we fail to manage future growth effectively, we may not be able to market or sell our products successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

●	training new personnel;

●	forecasting production and revenue;

●	expanding our marketing efforts, including the marketing of a new powertrain that we intend to develop;

●	controlling expenses and investments in anticipation of expanded operations;

●	establishing or expanding design, manufacturing, sales and service facilities;

●	implementing and enhancing administrative infrastructure, systems and processes; and

●	addressing new markets.

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians for our electric boats and powertrains. Competition for individuals with experience designing, manufacturing and servicing electric boats is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

The loss of one or a few customers could have a material adverse effect on us.

A few customers have in the past, and may in the future, account for a significant portion of our revenues in any one year or over a period of several consecutive years. For example, during the three months ended March 31, 2021 three dealers represented 38% of our sales. The loss of business from a significant customer could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend upon our executive officers and we may not be able to retain them and their knowledge of our business and technical expertise would be difficult to replace.

Our future success will depend in significant part upon the continued service of our executive officers. We cannot assure you that we will be able to continue to attract or retain such persons. We do not have an insurance policy on the life of our chief executive officer, and we do not have “key person” life insurance policies for any of our other officers or advisors. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

Certain of our shareholders have sufficient voting power to make corporate governance decisions that could have a significant influence on us and the other stockholders.

Our parent company currently owns 100% of our outstanding common stock and will own beneficially approximately 58.82% of our outstanding common stock immediately after the consummation of the offering. Our Chief Executive Officer is the Chief Executive Officer of our parent company and a member of its board of directors in addition to owning 56.14% of the outstanding common stock of our parent company. As a result, our Chief Executive Officer does and will have significant influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in our control and might affect the market price of our common stock, even when a change in control may be in the best interest of all stockholders. Furthermore, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders. Accordingly, our Chief Executive Officer could cause us to enter into transactions or agreements that we would not otherwise consider.

We may attempt to grow our business through acquisitions or strategic alliances and new partnerships, which we may not be successful in completing or integrating.

We may in the future enter into acquisitions, such as our current search for a waterfront property, and strategic alliances that will enable us to acquire complementary skills and capabilities, offer new products, expand our consumer base, enter new product categories or geographic markets, and obtain other competitive advantages. We cannot assure you, however, that we will identify acquisition candidates or strategic partners that are suitable to our business, obtain financing on satisfactory terms, complete acquisitions or strategic alliances, or successfully integrate acquired operations into our existing operations. Once integrated, acquired operations may not achieve anticipated levels of sales or profitability, or otherwise perform as expected. Acquisitions also involve special risks, including risks associated with unanticipated challenges, liabilities and contingencies, and diversion of management attention and resources from our existing operations. Similarly, our partnership with leading franchises from other industries to market our products or with third-party technology providers to introduce new technology to the market may not achieve anticipated levels of consumer enthusiasm and acceptance, or achieve anticipated levels of sales or profitability, or otherwise perform as expected.

We rely on network and information systems and other technologies for our business activities and certain events, such as computer hackings, viruses or other destructive or disruptive software or activities may disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Network and information systems and other technologies are important to our business activities and operations. Network and information systems-related events, such as computer hackings, cyber threats, security breaches, viruses, or other destructive or disruptive software, process breakdowns or malicious or other activities could result in a disruption of our services and operations or improper disclosure of personal data or confidential information, which could damage our reputation and require us to expend resources to remedy any such breaches. Moreover, the amount and scope of insurance we maintain against losses resulting from any such events or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our businesses that may result, and the occurrence of any such events or security breaches could have a material adverse effect on our business and results of operations. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on cloud servers. While we develop and maintain systems seeking to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite these efforts, there can be no assurance that disruptions and security breaches will not occur in the future. Moreover, we may provide certain confidential, proprietary and personal information to third parties in connection with our businesses, and while we obtain assurances that these third parties will protect this information, there is a risk that this information may be compromised.

Likewise, data privacy breaches by employees or others with permitted access to our systems may pose a risk that sensitive data may be exposed to unauthorized persons or to the public. While we have invested in protection of data and information technology, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could adversely affect our business. The occurrence of any of such network or information systems-related events or security breaches could have a material adverse effect on our business, financial condition and results of operations.

Intellectual Property Risks

A significant portion of our intellectual property is not protected through patents or formal copyright registration. As a result, we do not have the full benefit of patent or copyright laws to prevent others from replicating our products, product candidates and brands.

We have not protected our intellectual property rights through patents or formal copyright registration, and we do not currently have any patent applications pending other than our new patent application that we filed for our propulsion system being developed. There can be no assurance that any patent will issue or if issued that the patent will protect our intellectual property. As a result, we may not be able to protect our intellectual property and trade secrets or prevent others from independently developing substantially equivalent proprietary information and techniques or from otherwise gaining access to our intellectual property or trade secrets. In such an instance, our competitors could produce products that are nearly identical to ours resulting in us selling less products or generating less revenue from our sales.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets, know-how and technology, which are not protected by patents, to protect the intellectual property behind our electric powertrain and for the construction of our boats. We have recently begun to use confidentiality agreements with our collaborators, employees, consultants, outside collaborators and other advisors to protect our proprietary technology and processes. We intend to use such agreements in the future, but these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may need to defend ourselves against patent, copyright or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

The status of the protection of our intellectual property is unsettled as we do not have any issued patents, registered trademarks or registered copyrights for most of our intellectual property and other than one patent application, we have not applied for the same. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our powerboats and electric powertrains or use third-party components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from third parties that allege our products or components thereof are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;

●	pay substantial damages;

●	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

●	redesign our boats or other goods or services to avoid infringing the third-party intellectual property;

●	establish and maintain alternative branding for our products and services; or

●	find-third providers of any part or service that is the subject of the intellectual property claim.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Risks Related to Our Industry

Demand in the powerboat industry is highly volatile.

Volatility of demand in the powerboat industry, especially for recreational powerboats and electric powerboats, may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for recreational powerboat and electric powerboat sales depends to a large extent on general, economic and social conditions in a given market. Historically, sales of recreational powerboats decrease during economic downturns. We have fewer financial resources than more established powerboat manufacturers to withstand adverse changes in the market and disruptions in demand.

General economic conditions, particularly in the U.S., affect our industry, demand for our products and our business, and results of operations.

Demand for premium boat brands has been significantly influenced by weak economic conditions, low consumer confidence, high unemployment, and increased market volatility worldwide, especially in the U.S. In times of economic uncertainty and contraction, consumers tend to have less discretionary income and tend to defer or avoid expenditures for discretionary items, such as our products. Sales of our products are highly sensitive to personal discretionary spending levels. Our business is cyclical in nature and its success is impacted by economic conditions, the overall level of consumer confidence and discretionary income levels. Any substantial deterioration in general economic conditions that diminishes consumer confidence or discretionary income may reduce our sales and materially adversely affect our business, financial condition and results of operations. We cannot predict the duration or strength of an economic recovery, either in the U.S. or in the specific markets where we sell our products. Corporate restructurings, layoffs, declines in the value of investments and residential real estate, higher gas prices, higher interest rates, and increases in federal and state taxation may each materially adversely affect our business, financial condition, and results of operations.

Consumers often finance purchases of our products. Although consumer credit markets have improved, consumer credit market conditions continue to influence demand, especially for boats, and may continue to do so. There continue to be fewer lenders, tighter underwriting and loan approval criteria, and greater down payment requirements than in the past. If credit conditions worsen, and adversely affect the ability of consumers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in the sales of our products.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including a significant recent market reaction to the novel coronavirus (COVID-19), resulting in a significant reduction in many major market indices. Uncertainty about global economic conditions could result in material adverse effects on our business, results of operations or financial condition. Access to public financing and credit can be negatively affected by the effect of these events on U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our common shares resulting in.

●	customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and

●	third-party suppliers being unable to produce parts and components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and

Risks Relating to this Offering and Ownership of our Common Stock

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in our securities could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise more equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Common shares which we sell could be sold into any market which develops, which could adversely affect the market price.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of our company, we could lose visibility in the market. In addition, one or more of these analysts could downgrade our common stock or issue other negative commentary about our company or our industry. As a result of one or more of these factors, the trading price of our common stock could decline.

The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting, and other expenses that we did not previously incur.

We have identified weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future.

As a public company, we will be subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting.

We do not yet have effective disclosure controls and procedures, or internal controls over all aspects of our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and in accordance with GAAP. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. We will be required to expend time and resources to further improve our internal controls over financial reporting, including by expanding our staff. However, we cannot assure you that our internal control over financial reporting, as modified, will enable us to identify or avoid material weaknesses in the future.

We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weaknesses identified to date include (i) lack of segregation of duties and (ii) the level of review of our internally prepared financial statements. As such, our internal controls over financial reporting were not designed or operating effectively.

We will be required to expend time and resources to further improve our internal controls over financial reporting, including by expanding our staff. However, we cannot assure you that our internal control over financial reporting, as modified, will enable us to identify or avoid material weaknesses in the future.

We have not yet retained sufficient staff or engaged sufficient outside consultants with appropriate experience in GAAP presentation, especially of complex instruments, to devise and implement effective disclosure controls and procedures, or internal controls. We will be required to expend time and resources hiring and engaging additional staff and outside consultants with the appropriate experience to remedy these weaknesses. We cannot assure you that management will be successful in locating and retaining appropriate candidates; that newly engaged staff or outside consultants will be successful in remedying material weaknesses thus far identified or identifying material weaknesses in the future; or that appropriate candidates will be located and retained prior to these deficiencies resulting in material and adverse effects on our business.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, including increased complexity resulting from our international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our common stock.

Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results and cause a decline in the market price of our common stock.

Our failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act as a public company could have a material adverse effect on our business and share price.

Prior to the completion of this offering, we have not had to independently comply with Section 404(a) of the Sarbanes-Oxley Act. Section 404(a) of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the SEC. We anticipate being required to meet these standards in the course of preparing our financial statements as of and for the year ending December 31, 2022, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an emerging growth company, as defined by the JOBS Act, our independent registered public accounting firm will be required pursuant to Section 404(b) of the Sarbanes-Oxley Act to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are in the process of reviewing, documenting, and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement, the requirements of Section 404(a). We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any public accounting firm after we cease to be an emerging growth company. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls after we cease to be an emerging growth company, investors could lose confidence in our financial information and the price of our common stock could decline.

Additionally, the existence of any material weakness or significant deficiency requires management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations, and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (iii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of stockholder approval of any golden parachute payments not previously approved. We have elected to adopt these reduced disclosure requirements. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions and as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We could remain an “emerging growth company” for up to five years or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed fiscal quarter, and (c) the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. To the extent that we continue to qualify as a “smaller reporting company” as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an “emerging growth company” may continue to be available to us as a “smaller reporting company,” including exemption from compliance with the auditor attestation requirements pursuant to SOX and reduced disclosure about our executive compensation arrangements. We will continue to be a “smaller reporting company” until we have $250 million or more in public float (based on our common stock) measured as of the last business day of our most recently completed second fiscal quarter or, in the event we have no public float (based on our common stock) or a public float (based on our common stock) that is less than $700 million, annual revenues of $100 million or more during the most recently completed fiscal year.

Our common stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained, which could make it difficult for you to sell your shares of our common stock at an attractive price or at all. The initial public offering price of our common stock will be determined by negotiations between us and the representative of the underwriters based upon a number of factors and may not be indicative of prices that will prevail in the open market following the consummation of this offering. Consequently, you may not be able to sell our shares of common stock at prices equal to or greater than the price you paid in this offering.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for them. Many factors, which are outside our control, may cause the market price of our common stock to fluctuate significantly, including those described elsewhere in this “Risk Factors” section and this prospectus, as well as the following:

●	Our operating and financial performance and prospects;
●	Our quarterly or annual earnings or those of other companies in our industry compared to market expectations;
●	Conditions that impact demand for our products;
●	Future announcements concerning our business or our competitors’ businesses;
●	The public’s reaction to our press releases, other public announcements, and filings with the SEC;
●	The size of our public float;
●	Coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;
●	Market and industry perception of our success, or lack thereof, in pursuing our growth strategy;
●	Strategic actions by us or our competitors, such as acquisitions or restructurings;
●	Changes in laws or regulations that adversely affect our industry or us;
●	Changes in accounting standards, policies, guidance, interpretations, or principles;
●	Changes in senior management or key personnel;
●	Issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;
●	Changes in our dividend policy;
●	Adverse resolution of new or pending litigation against us; and
●	Changes in general market, economic, and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war, and responses to such events.

As a result, volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price or at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. As a result, you may suffer a loss on your investment.

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due to short sellers of shares of common stock, known as a “short squeeze.” These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at significantly inflated rates that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we won’t be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The price you pay for shares of our common stock sold in this offering is substantially higher than our as adjusted net tangible book value per share. Based on the initial public offering price for our common stock of $5.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), you will incur immediate dilution in net tangible book value per share of $3.58. Dilution is the difference between the offering price per share and the as adjusted net tangible book value per share of our common stock immediately after the offering. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the stock purchased in this offering in the event of liquidation. See “Dilution.”

We do not intend to pay dividends on our common stock for the foreseeable future.

We presently have no intention to pay dividends on our common stock at any time in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, and other factors that our board of directors may deem relevant. k. Furthermore, our ability to declare and pay dividends may be limited by instruments governing future outstanding indebtedness we may incur.

FINRA sales practice requirements may limit your ability to buy and sell our common shares, which could depress the price of our shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares and, thereby, depress their market prices.

Volatility in our common shares price may subject us to securities litigation.

The market for our common shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management has broad discretion in the application of the net proceeds from that offering, and you do not have the opportunity to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply those funds effectively could harm our business.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

●	our board of directors is divided into three classes, one class of which is elected each year by our stockholders with the directors in each class to serve for a three-year term;

●	the authorized number of directors can be changed only by resolution of our board of directors;

●	directors may be removed only by the affirmative vote of the holders of at least sixty percent (60%) of our voting stock, whether for cause or without cause;

●	our bylaws may be amended or repealed by our board of directors or by the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of our stockholders;

●	stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;

●	our board of directors will be authorized to issue, without stockholder approval, preferred stock, the rights of which will be determined at the discretion of the board of directors and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our board of directors does not approve;

●	our stockholders do not have cumulative voting rights, and therefore our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors; and

●	our stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our Certificate of Incorporation and our bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain types of state actions that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Certificate of Incorporation and our bylaws provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine. We believe that the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We believe that to the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, we believe that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, employees, control persons, underwriters, or agents, which may discourage lawsuits against us and our directors, employees, control persons, underwriters, or agents. Additionally, a court could determine that the exclusive forum provision is unenforceable, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

We presently intend to retain our earnings, if any, to finance the development and growth of our business and operations and do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future.

Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our operating results, financial condition, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. See “Risk Factors — Risks Relating to This Offering and Ownership of Our Common Stock — We do not intend to pay dividends on our common stock for the foreseeable future” and “Description of Certain Indebtedness.”

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 2,800,000 shares of our common stock in this offering will be approximately $13.2 million, assuming an initial public offering price of $5.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full to cover overallotments, if any, we estimate that our net proceeds will be approximately $15.3 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $5.50 per share would increase (decrease) the aggregate net proceeds to us from this offering by approximately $2.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 250,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $1.3 million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock and facilitate our future access to the public capital markets. We currently anticipate that we will use the net proceeds from this offering, together with our existing resources, as follows:

●	approximately $1,500,000 for production and marketing of our larger fully equipped boats. Due to their size, the larger boats will require us to acquire specialized equipment such as overhead cranes and industrial grade gantry systems to lift and move the boats, engines and load the boats on extra-large custom designed boat trailers;

●	approximately $2,500,000 for the design, development, testing, manufacturing and marketing of our new line of electric boats;

●	approximately $6,000,000 for the design, development, testing, manufacturing and marketing of our fully electric propulsion system;

●	approximately $3,500,000 for acquisition of waterfront property and development of the Electra Power Sports- EV Innovation & Testing Center, in Fort Pierce, Florida to build, design and manufacture our electric propulsion systems.

●	the balance for working capital.

We believe opportunities may exist from time to time to expand our current business through acquisitions of, or investments in, complementary businesses, products or technologies. While we currently have no agreements or commitments to complete any such transaction at this time, we may use a portion of the net proceeds for these purposes.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds. We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering.

Based on our current operational plans and assumptions, we expect that the net proceeds from this offering together with our existing cash and grant funding balances will be sufficient to fund our operating expenses and capital expenditure requirements for at least 12 months from the closing of this offering. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner that we currently expect. Pending use of the proceeds as described above, we intend to invest the proceeds in a variety of capital preservation investments, including interest-bearing, investment-grade instruments and U.S. government securities.

DIVIDEND POLICY

We presently intend to retain our earnings, if any, to finance the development and growth of our business and operations and do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future.

Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our operating results, financial condition, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. See “Risk Factors — Risks Relating to This Offering and Ownership of Our Common Stock — We do not intend to pay dividends on our common stock for the foreseeable future” and “Description of Certain Indebtedness.”

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2021, as follows:

● on an actual basis; and

● on an as adjusted basis to give further effect to our issuance and sale of 2,800,000 shares of our common stock in this offering at an assumed initial public offering price of $5.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable.

	March 31, 2021
	Actual	As Adjusted(1)
Cash	$1,096,330	14,287,330
Total Liabilities	$4,519,970	4,519,970
Stockholder’s equity:
Common stock, par value $0.001 per share; 50,000,000 shares authorized; 4,000,000 shares issued and outstanding, actual; 50,000,000 shares authorized, 6,800,000 shares issued and outstanding, as adjusted;	4,000	6,800
Additional paid-in capital	2,551,387	15,739,587
Accumulated deficit	(874,598)	(874,598)
Total stockholders’ equity	1,680,789	14,871,789
Total liabilities and stockholder’s equity	$6,200,759	19,391,759

(1)	The as adjusted balance sheet data in the table above reflects the sale and issuance by us of shares of our common stock in this offering, based upon the assumed initial public offering price of $5.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $5.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $2.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 250,000 shares in the number of shares of common stock offered by us would increase (decrease) our as adjusted cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $1.3 million, assuming the assumed initial public offering price of  $5.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of common stock that will be outstanding after this offering is based on 4,000,000 shares of common stock outstanding as of March 31, 2021, and excludes the following:

● 1,000,000 shares of common stock reserved for future issuance under our 2021 Stock Incentive Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of March 31, 2021 was ($158,012), or ($0.04) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of March 31, 2021.

After giving further effect to our issuance and sale of 2,800,000 shares of common stock in this offering at an assumed initial public offering price of $5.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions, estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2021 would have been approximately $13,032,988, or approximately $1.92 per share. This represents an immediate increase in as adjusted net tangible book value per share of $1.96 to our existing stockholders and an immediate dilution in as adjusted net tangible book value per share of approximately $3.58 to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$5.50
Historical net tangible book value (deficit) per share as of March 31, 2021	$(0.04)
Increase in as adjusted net tangible book value per share as of March 31, 2021	1.96
As adjusted net tangible book value per share after this offering		(1.92)
Dilution per share to new investors purchasing shares in this offering		$3.58

Each $1.00 increase (decrease) in the assumed initial public offering price of $5.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value per share after this offering by $0.38 ($0.38) per share and the dilution to new investors purchasing common stock in this offering by $0.62 ($0.62) per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 250,000 shares in the number of shares offered by us would increase the as adjusted net tangible book value per share after this offering by $0.11 and decrease the dilution per share to new investors participating in this offering by $0.11, assuming no change in the assumed initial public offering price and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 250,000 shares in the number of shares offered by us would decrease the as adjusted net tangible book value per share after this offering by $0.12 and increase the dilution per share to new investors participating in this offering by $0.12, assuming no change in the assumed initial public offering price and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase 420,000 additional shares of common stock in this offering in full at the assumed initial public offering price of $5.50 per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the as adjusted net tangible book value per share after this offering would be $2.10 per share, and the dilution in as adjusted net tangible book value per share to new investors purchasing common stock in this offering would be $3.40 per share.

The number of shares of common stock that will be outstanding after this offering is based on 4,000,000 shares of common stock outstanding as of March 31, 2021, and excludes the following:

●	1,000,000 shares of common stock reserved for future issuance under our 2021 Stock Incentive Plan.

To the extent that any outstanding options are exercised or new options are issued under the equity benefit plans, or we issue additional shares of common stock or convertible securities in the future, there will be further dilution to investors participating in this offering.

The following table summarizes, on an as adjusted basis as of March 31, 2021, after giving effect to the aggregate of 6,800,000 shares of our common stock upon the closing of this offering, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $5.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	4,000,000	59%	$2,555,387	14%	$0.64
Investors participating in this offering	2,800,000	41%	$15,400,000	86%	$5.50
Total	6,800,000	100%	$17,955,387	100%	$2.64

The table above assumes no exercise of the underwriters’ option to purchase 420,000 additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to 55% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to 46% of the total number of shares outstanding after this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives, expectations, forecasts and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview of Operations

We are a designer, manufacturer and marketer of recreational and commercial power catamaran boats. We believe our company has been an innovator in the recreational and commercial power catamaran industry. We currently have 10 gas-powered models in production ranging in size from our 24-foot, dual engine, center console to our newly designed 40-foot offshore 400 GFX. Our twin-hull catamaran running surface, known as a symmetrical catamaran hull design, adds to the Twin Vee ride quality by reducing drag, increasing fuel efficiency, and offering users a stable riding boat. Twin Vee’s home base operations in Fort Pierce Florida is a 7.5-acre facility with several buildings totaling over 75,000 square feet. We employ approximately 85 people, some of whom have been with our company for over twenty years.

Our boats allow consumers to use them for a wide range of recreational activities including fishing, diving and water skiing and commercial activities including transportation, eco tours, fishing and diving expeditions. We believe that the performance, quality and value of our boats position us to achieve our goal of increasing our market share and expanding the power catamaran boating market. We primarily sell our boats through a current network of 10 independent boat dealers in 14 locations across North America and the Caribbean who resell our boats to the end user Twin Vee customers. We continue recruiting efforts for high quality boat dealers and seek to establish new dealers and distributors domestically and internationally to distribute our boats as we grow our production and introduce new models.

The quarter ending March 31, 2021 saw increased technological and engineering efforts as we moved forward with the development of an emission-free 240 electric propulsion model. In addition, the demand for our current model line continued to be strong and production increased to two and a half boats per week, up from one boat a week during the business slowdown in the first quarter of 2020 due to the COVID pandemic. We are continuing to employ higher qualified production and administrative staff to increase our efficiency and quality control across our model lineup.

Results of Operations

Comparison of the Three Months Ended March 31, 2021 and 2020

The following table provides certain selected financial information for the periods presented:

	Three Months Ended
	March 31,
	2021	2020	Change	% Change
Net sales	$3,207,643	$2,666,857	$540,786	20%
Cost of products sold	$1,719,737	$1,497,623	$222,114	15%
Gross profit	$1,487,906	$1,169,234	$318,672	27%
Operating expenses	$1,333,144	$1,030,198	$302,946	29%
Income from operations	$154,762	$139,036	$15,726	11%
Other expense	$22,813	$60,380	$(37,567)	(62%)
Net income	$131,949	$78,656	$53,293	68%
Basic and dilutive income per share of common stock	$0.03	$0.02	$0.01	68%
Weighted average number of shares of common stock outstanding	4,000,000	4,000,000

Net sales

The increase in net sales of 20% for the quarter ended March 31, 2021 to $3,207,643 as compared to $2,666,857 for the quarter ended March 31, 2020 was driven by 1) increase in demand for our product line by customers seeking a safe, socially distant way to enjoy family time, 2) the introduction of the 280 model in late 2020 which is priced at a higher dealer cost, and 3) the inclusion of revenue of $32,000 derived from the manufacture of thermoform parts for a third party.

Cost of Products Sold

For the three months ended March 31, 2021, many of our suppliers passed their increased raw materials costs on to us in the pricing of their components, whether these increases were due to the pandemic, weather issues, or other extenuating factors. Our motor supplier, Suzuki, increased prices in the third quarter of 2020 that is reflected in our first quarter 2021 manufacturing costs. Consumption of production supplies increased proportionately to the increase in production.

Gross profit

Gross profit margins increased to $1,487,906 from $1,169,234, or approximately 27% for the quarter ended March 31, 2021 as compared to the quarter ended March 31, 2020. This increase is primarily attributable to larger and more expensive boats being sold during the quarter ended March 31, 2021.

Operating Expenses

Operating expenses for the quarter ended March 31, 2021 increased by approximately 29% to $1,333,144 as compared to $1,030,198 for the quarter ended March 31, 2020. Operating expenses include salaries and wages, selling and administrative expenses, professional fees and depreciation. During the quarters ended March 31, 2021 and 2020, our largest operating expense was salaries and wages, which represented 69% and 66% of our operating expenses, respectively. The increase in total operating expenses during the quarter is primarily attributable to the staff increases and production ramp up as a result of increase in demand for our products. As sales increased during the second half of the 2020, we added additional employees to fulfill production demands.

Selling and administrative expenses increased 6% for the quarter ended March 31, 2021 to $299,425 as compared to $283,725 for the quarter ended March 31, 2020. Selling expenses increased 151% to $3,106 as compared to $(6,042) _for the quarter ended March 31, 2020. The increase is primarily the result of the timing of an advertising co-operative rebate received in the quarter ended March 31, 2020 from Suzuki Motors of $15,980. Professional fees increased 46% for the quarter ended March 31, 2021 to $59,026 as compared to $40,403 for the quarter ended March 31, 2020 as a result of an increase in legal, accounting and consulting costs in preparation for our public offering. Depreciation expense increased 51% to $46,523 for the quarter ended March 31, 2021 as compared to $30,821 for the quarter ended March 31, 2020 and is primarily due to production equipment and facility improvements to facilitate the production process into a linear design for more efficient output. We anticipate that our selling and administration expenses will increase slightly throughout 2021 as we continue to promote new products and realize the costs associated with operating as a public company.

Other expense

Other expense for the quarter ended March 31, 2021 was $22,813 compared to $60,380 for the quarter ended March 31, 2020. Other expense for the first quarter of 2021 includes $17,712 in interest expense and a non-cash charge of $5,101 related to the loss on the disposal of an asset. Other expense for the first quarter of 2020 is comprised primarily of interest expense.

Comparison of year ended December 31, 2020 to year ended December 31, 2019

The following table provides certain selected financial information for the periods presented:

	Years Ended December 31,
	2020	2019	% change
Net sales	$11,063,619	$10,432,517	6%
Cost of Products Sold	$6,289,316	$6,354,968	1%
Gross profit	$4,774,303	$4,077,549	17%
Total operating expenses	4,053,469	4,238,776	(4%)
Income (loss) from operations	$720,834	$(161,227.00)	547
Total other income (expense), net	450,243	(165,468.00)	372
Net Income / (loss)	$1,171,077	$(326,695.00)	458
Basic and diluted earnings (loss) per share	$0.29	$(0.08)

Net sales

The increase in net sales of 6% for the year ended December 31, 2020 to $11,063,619 as compared to $10,432,517 for the year ended December 31, 2019 was driven by three factors: (1) the introduction of a new higher priced model, the 280 GFX, (2) a price increase on all Twin Vee models due to an increase cost of materials and labor, and (3) the reduction and removal of several dealer incentive discounts due to an increased demand for our product.

Cost of Products Sold

For the year ended December 31, 2020, labor costs increased due to the hiring of additional skilled employees in response to an increased demand for our products. We are also taking the necessary steps to attract and retain the talent required to build and design larger Twin Vee boats in a job market that continues to recover from the pandemic. Our new GFX model line of boats has a better fit and finish and therefore requires a more skilled and knowledgeable employee to build these boats that demand higher compensation. Overall, we have seen an approximately 5-8% increase in the cost of our boats in recent months due to increased labor costs.

Gross profit

The increase in our gross profit margins of $696,754 to $4,774,303 or approximately 17% for the year ended December 31, 2020 as compared to 4,077,549 for the year ended December 31, 2019 is primarily attributable to larger and more expensive boats being sold during the year ended December 31, 2020, and to a lesser extent was offset by higher labor costs attributable to hiring and retaining better qualified employees to build our boats. These same employees are more experienced and build our boats faster, meeting or beating expected scheduled completions dates and in turn reducing our over-time costs which was previously required to meet scheduled delivery dates. Overall, we have continued to improve the management of our labor, costs, controls and meeting scheduled delivery dates.

Total operating costs

Total operating costs incurred for the year ended December 31, 2020 decreased by approximately 4.4% to $4,053,469 as compared to $4,238,776 for the year ended December 31, 2019. Operating costs include salaries and wages, selling and administrative expenses, professional fees and depreciation. During the years ended December 31, 2020 and 2019, our largest operating cost was salaries and wages, which represented 70% and 76% of our operating costs, respectively. The reduction in total operating costs from 2019 to 2020 is primarily attributable to the staff reductions and production slow down during the months of March through June 2020 as a result of COVD-19. Production during the first half of 2020 was reduced to one boat per week as opposed to two and one half boats per week pre-COVID.-19. As sales increased during the second half of the year, we added additional employees to fulfill production. Selling and administrative expenses increased 10% for the year ended December 31, 2020 to $872,669 as compared to $786,548 for the year ended December 31, 2019 as a direct result of increased sales in the second half of 2020. Professional fees increased 10% for the year ended December 31, 2020 to $167,299 as compared to $95,191 for the year ended December 31, 2019 as we had higher fees in preparation for our public offering. Depreciation expenses increased 35% for the year ended December 31, 2020 as compared to the year ended December 31, 2019 due to (1) plant improvements to facilitate the production process into a linear design for more efficient output, (2) roof repairs and insulation of existing structures, and (3) automation equipment for our thermoform internal parts as well as a CNC cutting machine for our upholstery department. We anticipate that our selling and administration expenses will increase slightly throughout 2021, inclusive of salaries, travel and professional fees.

Total other income (expense), net

Total other income (expense), net, for the year ended December 31, 2020 was $450,243 as compared to a net expense of ($165,468) for the year ended December 31, 2019. Total other income items for the year ended December 31, 2020 included a gain the forgiveness of the Payroll Protection Program “PPP” loan of $609,500, a gain on the sale of assets of $19,327, offset by interest expense of $178,584 that we paid on amounts advanced to us for working capital. Total other expense for the year ended December 31, 2019 was primarily attributable to interest expense that we paid on amounts advanced to us for working capital.

Liquidity and Capital Resources

The following table provides selected financial data about us as of March 31, 2021 and December 31, 2020.

	March 31, 2021	December 31, 2020	$ Change	% Change
Cash	$1,096,330	$891,816	$204,514	22.9%
Current assets	$2,580,303	$1,859,942	$745,361	40.6%
Current liabilities	$1,891,107	$1,440,067	$451,040	31.3%
Working capital	$689,196	$419,875	$294,321	74.5%

As of March 31, 2021, we had sufficient assets to meet ongoing expenses or debts that may accumulate. As of March 31, 2021, we had $1,096,330 in cash, total current assets were $2,580,303, total assets were $6,200,759, and our total liabilities were $4,519,970. Liabilities were comprised primarily of long-term liabilities of $2,628,863, and current liabilities of $1,891,107, which included accounts payable and accrued liabilities of $1,143,460, warranty reserve of $75,000, contract liability of $206,331, due to affiliated companies of $109,043 and current portion of operating lease right of use liability of $357,273. As of December 31 2020, we had $891,816 in cash, total current assets were $1,859,942, total assets were $4,504,566 and our total liabilities were $2,955,726. As of December 31, 2019, our cash balance was $215,574 and total current assets were $931,926. As of December 31, 2020, our company had total current liabilities of $1,440,067, compared with total liabilities of $1,619,797 as of December 31, 2019, which included long-term operating lease liabilities for the lease of our facility and an EIDL SBA loan.

Our stockholders’ equity increased from $1.5 million as of December 31, 2020 to $1.7 million as of March 31, 2021.

Accumulated deficit was $875,000 as of March 31, 2021 compared to accumulated deficit of approximately $1.0 million as of December 31, 2020.

Our working capital increased by $294,321 from $419,875 at December 31, 2020, as compared to $689,196 at March 31, 2021, due primarily to the increase in our current assets of cash, accounts receivable, inventory, and deferred offering costs related to the IPO for a total of $745,361 offset by the increase in current liabilities including accounts payable, accrued liabilities, contract liability, due to affiliates and operating lease liability for a total of approximately $479,000 offset by the reduction in note payable related party of $27,850.

Cash Flow

	Three Months Ended				Years Ended
	March 31,				December 31,
	2021	2020	$ Change	% Change	2020	2019	$ Change	% Change
Cash provided by (used in) operating activities	$189,898	$(102,853)	$292,751	(285%)	$640,253	$(152,259)	$792,512	(521%)
Cash used in investing activities	$(443,250)	$(37,335)	$(405,915)	1,087%	$(200,452)	$(675,740)	$475,288	(70%)
Cash provided by financing activities	$457,866	$52,883	$404,983	766%	$236,441	$1,019,824	$(783,383)	(77%)
Net Change in Cash	$204,514	$(87,305)	$291,819	(334%)	$676,242	$191,825	$484,417	253%

Cash Flow from Operating Activities

As of March 31, 2021, we generated positive cash flows from operating activities. For the three months ended March 31, 2021, net cash flows provided by operating activities was $189,000 compared to ($103,000) used during the three months ended March 31, 2020. Cash flows provided by operating activities for the three months ended March 31, 2021, comprised of a net income of $132,000, which was increased by non-cash expenses of $47,000 for depreciation, $5,000 for loss on disposal of asset, and $7,700 for change in operating leases and reduced a net change in working capital of $1,348.

Cash flows used in operating activities for the three months ended March 31, 2020, comprised of a net income of $79,000, which was increased by non-cash expenses of $31,000 for depreciation, $8,000 for operating leases and reduced by a net change in working capital of $220,000.

For the year ended December 31, 2020, net cash flows provided by operating activities was $640,000 compared to $152,000 used during the year ended December 31, 2020. During the year ended December 31, 2020, we had net income of $1,171,077, which was increased by non-cash expenses of $156,000 for depreciation, $307,000 for operating leases, and decreased by non-cash income of $609,500 for gain on PPP loan, $20,000 gain on disposal of fixed assets, and reduced by a net change in working capital of $365,000.

During the year ended December 31, 2019, we incurred a net loss of $326,695 that was increased by non-cash expenses of $115,000 for depreciation and increased by a net change in working capital of $60,000.

Cash Flows from Investing Activities

During the three months ended March 31, 2021, we used $443,000 in investing activities for the purchase of property and equipment. During the three months ended March 31, 2020, we used $37,000 for the purchase of property and equipment.

During the year ended December 31, 2020, we paid an office lease security deposit of $25,000, purchased manufacturing equipment in the amount of $525,000 and sold manufacturing equipment in the amount $350,000 for net cash used in investing activities of $200,500. During the year ended December 31, 2019, we purchased manufacturing equipment in the amount of $676,000.

Cash Flows from Financing Activities

We have financed our operations primarily from advances and loans from related and third parties. For the three months ended March 31, 2021, net cash provided by financing activities was $457,866, primarily consisting of proceeds from PPP loan of approximately $608,000 and offset by repayment to related parties of $44,000, deferred IPO costs of $131,000. For the three months ended March 31, 2020, net cash provided by financing activities was $53,000, consisting of proceeds from related parties of $117,000, offset by repayment to related parties of $38,000 and finance lease payments of $27,000.

During the year ended December 31, 2020, net cash provided by financing activities of $236,500 included capital contributions of $262,000 from our parent company, proceeds from a EIDL SBA loan of $500,000, proceeds from a PPP loan of $609,500 and was offset by the repayment of notes payable to our Chief Executive Officer of $498,000, payments on our capital leases of $446,000 and payments of $276,000 for operating leases. During the year ended December 31, 2019, net cash provided by financing activities of $1,020,000 included capital contributions from our parent company of $1,255,000, advances from related parties of $9,000, and offset by payments of $117,500 for operating leases, and $126,000 repayment to related parties.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

The Company’s revenue is derived primarily from the sale of boats, motors and trailers to its independent dealers. The Company recognizes revenue when obligations under the terms of a contract are satisfied and control over promised goods is transferred to the dealer. For the majority of sales, this occurs when the product is released to the carrier responsible for transporting it to a dealer. The Company typically receives payment within five business days of shipment. Revenue is measured as the amount of consideration it expects to receive in exchange for a product. The Company offers dealer incentives that include wholesale rebates, retail rebates and promotions, floor plan reimbursement or cash discounts, and other allowances that are recorded as reductions of revenues in net sales in the statements of operations. The consideration recognized represents the amount specified in a contract with a customer, net of estimated incentives the Company reasonably expects to pay. The estimated liability and reduction in revenue for dealer incentives is recorded at the time of sale. Subsequent adjustments to incentive estimates are possible because actual results may differ from these estimates if conditions dictate the need to enhance or reduce sales promotion and incentive programs or if dealer achievement or other items vary from historical trends. Accrued dealer incentives are included in accrued expenses and other current liabilities in the accompanying balance sheets

The Company accounts for revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606 which was adopted at the beginning of fiscal year 2018 using the modified retrospective method. The Company did not recognize any cumulative-effect adjustment to retained earnings upon adoption as the effect was immaterial.

Payment received for the future sale of a boat to a customer is recognized as a customer deposit, which is included in contract liabilities on the balance sheet. Customer deposits are recognized as revenue when control over promised goods is transferred to the customer. The customer deposit balance as of December 31, 2020 and 2019, was $6,784 and $71,502 respectively, and is expected to be recognized as revenue within a one-year period.

Rebates and Discounts

Dealers earn wholesale rebates based on purchase volume commitments and achievement of certain performance metrics. The Company estimates the amount of wholesale rebates based on historical achievement, forecasted volume, and assumptions regarding dealer behavior. Rebates that apply to boats already in dealer inventory are referred to as retail rebates. The Company estimates the amount of retail rebates based on historical data for specific boat models adjusted for forecasted sales volume, product mix, dealer and consumer behavior, and assumptions concerning market conditions. The Company also utilizes various programs whereby it offers cash discounts or agrees to reimburse its dealers for certain floor plan interest costs incurred by dealers for limited periods of time, generally ranging up to nine months.

Shipping and Handling Costs

Shipping and handling costs includes those costs incurred to transport product to customers and internal handling costs, which relate to activities to prepare goods for shipment. The Company has elected to account for shipping and handling costs associated with outbound freight after control over a product has transferred to a customer as a fulfillment cost. The Company includes shipping and handling costs, including costs billed to customers, in cost of sales in the statements of operations.

Other Revenue Recognition Matters

Dealers generally have no right to return unsold boats. Occasionally, the Company may accept returns in limited circumstances and at the Company’s discretion under its warranty policy. The Company may be obligated, in the event of default by a dealer, to accept returns of unsold boats under its repurchase commitment to floor financing providers, who are able to obtain such boats through foreclosure. The repurchase commitment is on an individual unit basis with a term from the date it is financed by the lending institution through the payment date by the dealer, generally not exceeding 30 months.

The Company has excluded sales and other taxes assessed by a governmental authority in connection with revenue- producing activities from the determination of the transaction price for all contracts. The Company has not adjusted net sales for the effects of a significant financing component because the period between the transfer of the promised goods and the customer’s payment is expected to be one year or less.

Concentrations of Credit and Business Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of trade receivables. Credit risk on trade receivables is mitigated as a result of the Company’s use of trade letters of credit, dealer floor plan financing arrangements, and the geographically diversified nature of the Company’s customer base. The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high quality federally insured financial institutions. However, cash balances in excess of the Federal Deposit Insurance Corporation (“FDIC”) insured limit of $250,000 are at risk. During the years ended December 31, 2020 and 2019, the Company had $320,863 and $0 in excess of FDIC insured limits.

Supplier Concentrations

The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. Business risk insurance is in place to mitigate the business risk associated with sole suppliers for sudden disruptions such as those caused by natural disasters.

The Company is dependent on third-party equipment manufacturers, distributors, and dealers for certain parts and materials utilized in the manufacturing process. During the years ended December 31, 2020 and 2019, the Company purchased all engines for its boats under a supply agreement with a single vendor. Total purchases to this vendor were $1,898,327 and $1,782,606 respectively for the year ended December 31, 2020 and 2019.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States “U.S. GAAP” requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Included in those estimates are assumptions about allowances for inventory obsolescence, useful life of fixed assets, warranty reserves and bad-debt reserves.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less at the time of purchase. On December 31, 2020 and December 31, 2019, the Company did not have any cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued liabilities and notes payable to stockholder approximate their fair values as of December 31, 2020 and December 31, 2019, respectively, because of their short-term natures.

Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in, first-out (FIFO) method. Net realizable value is defined as sales price less cost of completion, disposable and transportation and a normal profit margin. Production costs, consisting of labor and overhead, are applied to ending finished goods inventories at a rate based on estimated production capacity. Excess production costs are charged to cost of products sold. Provisions have been made to reduce excess or obsolete inventories to their net realizable value.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets, except for assets held under capital leases, for which the Company records depreciation and amortization based on the shorter of the asset’s useful life or the term of the lease. The estimated useful lives of property and equipment range from three to five years. Upon sale or retirement, the cost and related accumulated depreciation and amortization are eliminated from their respective accounts, and the resulting gain or loss is included in results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

Impairment of Long-Lived Assets

Management assesses the recoverability of its long-lived assets when indicators of impairment are present. If such indicators are present, recoverability of these assets is determined by comparing the undiscounted net cash flows estimated to result from those assets over the remaining life to the assets’ net carrying amounts. If the estimated undiscounted net cash flows are less than the net carrying amount, the assets would be adjusted to their fair value, based on appraisal or the present value of the undiscounted net cash flows.

Product Warranty Costs

As required by FASB ASC Topic 460, Guarantees, the Company is including the following disclosure applicable to its product warranties.

The Company accrues for warranty costs based on the expected material and labor costs to provide warranty replacement products. The methodology used in determining the liability for warranty cost is based upon historical information and experience. The Company’s warranty reserve is calculated as the gross sales multiplied by the historical warranty expense return rate.

The following table shows the changes in the aggregate product warranty liability for the years ended December 31, 2020 and December 31, 2019, respectively:

	2020	2019
Balance as of beginning of year	$75,000	$75,000
Less: Payments made	(63,606)	(59,668)
Add: Provision for current years warranty	63,606	59,668
Balance as of end of year	$75,000	$75,000

Advertising Costs

Advertising and marketing costs are expensed as incurred. During the years ended December 31, 2020 and 2019, advertising costs incurred by the Company totaled $28,736 and $19,570, respectively, and are included in selling and administrative expenses in the accompanying statements of operations included in the financial statements.

Leases

The Company adopted FASB Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”), using the modified retrospective adoption method with an effective date of January 1, 2019. This standard requires all lessees to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments.

Under Topic 842, the Company applied a dual approach to all leases whereby the Company is a lessee and classifies leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the Company. Lease classification is evaluated at the inception of the lease agreement.

Paycheck Protection Program

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on the facts and circumstances, the Company determined it most appropriate to account for the Paycheck Protection Program (“PPP”) loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 “(IAS 20)”, Accounting for Government Grants and Disclosure of Government Assistance. Under the provisions of IAS 20, “a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.” IAS 20 does not define “reasonable assurance”; however, based on certain interpretations, it is analogous to “probable” as defined in FASB ASC Subtopic 450-20-20 under U.S. GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e., qualified expenses). Further, IAS 20 permits for the recognition in earnings either (1) separately under a general heading such as other income, or (2) as a reduction of the related expenses. The Company has elected to recognize government grant income separately within other income to present a clearer distinction in its financial statements between its operating income and the amount of net income resulting from the PPP loan and forgiveness.

Income Taxes

In accordance with U.S. GAAP, the Company follows the guidance in FASB ASC Topic 740, Accounting for Uncertainty in Income Taxes. At December 31, 2020, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements.

Income or loss and credits from the Company are passed through to the shareholders and reported on the shareholders’ income tax returns. As such, there is no provision for income taxes. If applicable, the Company would recognize interest and penalties associated with tax matters as part of operating expenses and include accrued interest and penalties with the related tax liability in its financial statements.

Recent Accounting Pronouncements

All other newly issued accounting pronouncements not yet effective have been deemed either immaterial or not applicable.

Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Under standards established by the Public Company Accounting Oversight Board, or PCAOB, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis.

During the preparation of our financial statements for the fiscal years ended December 31, 2020 and 2019, we identified material weaknesses in our internal control over financial reporting related to the financial close and financial reporting, which included an error in inventory in the approximate amount of $227,000 for the use of the wrong unit of measure for an inventory item and cost of sales and errors discovered during the testing of the December 31, 2019 balances, which included differences between the ledger and supporting schedules relating to inventory, property and equipment, accounts payable, accrued expenses, additional paid-in capital, revenue, cost of sales, gross margin and general and administrative expenses. As a result of the material weaknesses, we failed to timely detect and correct a misstatement within inventory which impacted cost of sales and gross margin . The accompanying financial statements were corrected to reflect the impact of the adjustment.

We are in the process of implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses. The Company’s plan to remediate the material weaknesses in its internal control over financial reporting includes utilizing a portion of the working capital from its initial public offering to increase staffing within its finance department sufficient to facilitate proper segregation of accounting functions and to enable appropriate review of its internally prepared financial statements. In addition, the Company plans to retain outside consultants, expert in, and specializing in SEC reporting for public company registrants.

JOBS Act

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to avail ourselves of the extended transition period for complying with new or revised financial accounting standards.

We will remain an emerging growth company until the earliest of  (i) the last day of our first fiscal year in which we have total annual gross revenues of  $1.07 billion or more; (ii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding equity securities held by non-affiliates; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years; or (iv) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering.

Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, we are not required to provide disclosure regarding quantitative and qualitative market risk.

BUSINESS

Overview

Twin Vee PowerCats Co. (“Twin Vee” “we”, ‘us” or the “Company”) is a designer, manufacturer and marketer of recreational and commercial power catamaran boats. We believe our company, founded in 1996, has been an innovator in the recreational and commercial power catamaran industry. We currently have 10 gas-powered models in production ranging in size from our 24-foot, dual engine, center console to our newly designed 40-foot offshore 400 GFX. Our twin-hull catamaran running surface, known as a symmetrical catamaran hull design, adds to the Twin Vee ride quality by reducing drag, increasing fuel efficiency and offering users a stable riding boat. Twin Vee’s home base operations in Fort Pierce Florida is a 7.5-acre facility with several buildings totaling over 75,000 square feet. We employ approximately 85 people, some of whom have been with our company for over twenty years.

Our boats allow consumers to use them for a wide range of recreational activities including fishing, diving and water skiing and commercial activities including transportation, eco tours, fishing and diving expeditions. We believe that the performance, quality and value of our boats position us to achieve our goal of increasing our market share and expanding the power catamaran boating market. We primarily sell our boats through a current network of 10 independent boat dealers in 14 locations across North America and the Caribbean who resell our boats to the end user Twin Vee customers. We continue recruiting efforts for high quality boat dealers and seek to establish new dealers and distributors domestically and internationally to distribute our boats as we grow our production and introduce new models.

Twin Vee boats are currently outfitted with outboard combustion engines. Due to the growing demand for sustainable, environmentally friendly electric and alternative fuel commercial and recreational vehicles. Twin Vee has begun designing and developing products under the name “Electra Power Sports” or “ELECTRA”. We are developing a line of electric-powered catamaran boats ranging in size from 18-feet to 28-feet. Our ELECTRA Power Sports™ Division is designing and developing a fully electric outboard motor propulsion system, we currently have five (5) engineers working on the designs, mechanicals, electrical and the many systems required to produce a working prototype. Our ELECTRA outboard motor propulsion system is designed to be compatible with many brands and models of recreational and sport watercraft boats, including twin hull catamaran boats and mono hull style boats. We intend to market the ELECTRA electric outboard motor propulsion system to other independent boat manufacturers after we complete our design, build the prototype and complete our tests on the motor. We envision significant inroads with boat manufacturers to retrofit various hull configurations replacing traditional gas and diesel fuel powered fuel compartments with battery packs and existing boat owners could also retrofit their existing gas and diesel fuel powered boats with Electra’s outboards and battery packs.

Our Strengths and Competitive Advantages

We believe that the following are key investment attributes of our Company.

Recognized Brand. We believe the Twin Vee brand is well-known among boating enthusiasts for performance, quality, and value, and that the market recognizes Twin Vee as a brand in the twin hull sport boat category due to the value proposition that our boats deliver.

Diverse Product Offering. We are able to attract consumers across multiple categories within the recreational powerboat industry. We currently have ten (10) different catamaran models in production that range from 24-feet to 40-feet long offered at retail prices that start at approximately $65,000 and go up to $860,000. In addition, two additional gas-powered models are being marketed now for delivery in one to three months and we are currently designing a model line of electric powered catamarans ranging from 18-feet to 28-feet long.

Focus on Innovative Product Offerings. We are currently designing numerous new boat models to meet market demand. Our newly designed boats range from a fully electric model line that include an 18-foot and 22-foot Baycat that will be powered by a single outboard electric motor, a 26-foot and 28-foot twin motor outboard electric Oceancat and a 24-foot twin inboard/ outboard electric Oceancat. We are also developing two large off-shore power catamarans with traditional gas-powered engines, the 340 GFX and the largest Twin Vee to date, the 400 GFX. The 400 GFX is being designed to have a range of over 800 miles and will have the option of being powered by dual or quad engines. In addition, we are also designing and engineering an all-electric outboard propulsion system under the name “ELECTRA” for other makes and models of boats.

Price Point. Twin Vee has also made investments in infrastructure and engineering. These investments have resulted in lower material waste, reduced labor hours per boat, reduced re-work, and increased production efficiencies. Therefore, we are able to offer favorable pricing while increasing margins by controlling costs through disciplined engineering and manufacturing processes.

Dealer Network. Our distribution network currently consists of 10 dealers at 14 locations in North America and the Caribbean, many of which have been conducting business with us for several years. Currently, a majority of our dealers are located in Florida. We have dealerships in Crystal River, Eastpoint, Islandmorada, Palm Bay, Palm Harbor, Pompano Beach and Stuart, Florida. We also have dealerships in Gulf Shores, Alabama, Norwalk, Connecticut, Grasonville, Maryland, Tuckerton New Jersey, San Juan, Puerto Rico, Murrells Inlet, South Carolina and Freeport, Texas. We have worked diligently with our dealers to cultivate a strong distribution network in the recreational powerboat industry. We believe that our distribution network allows us to distribute our products more broadly and effectively than our smaller competitors. We continually review our geographic coverage to identify opportunities for expansion and improvement, and will, where necessary, add dealer locations to address previously underserved markets or replace underperforming dealers.

Market Potential. According to the National Marine Manufacturer’s Association, or NMMA, more than 310,000 new powerboats were sold in 2020, levels the recreational boating industry has not seen since before the Great Recession in 2008. Our core market corresponds most directly to the outboard, twin hull, catamaran and open fisherman category, which we refer to as the sport powerboat category. We believe our addressable market also includes similar and adjacent powerboat categories identified by the NMMA, including center console boats, outboard boats, and all open sport fishing boats. For 2020, US sales of boats, marine products, and services are estimated to total $47 billion, up nine percent from 2019. Retail unit sales of new powerboats specifically increased last year by an estimated 12 percent compared to 2019. As a result, we believe the total annual addressable market for our products in the U.S. alone is greater than $4.4 billion.

Experienced Executive Team. We have established a management team and technical team of engineers with many members of the team having in excess of 20 or more years in their respective field. Our team has shown the ability to design and develop new products, enhance operations, strengthen our distribution network, and recruit industry talent. Our directive as a management team over the next few years will be to introduce new innovative products with scalability, to manufacture and market those products, and drive improvements to our manufacturing, quality, and product development systems and processes.

●	Joseph C. Visconti. Mr. Visconti has been our Chief Executive Officer, President and a director since July 2015. With over 25 years of executive level operational and financial experience, Mr. Visconti has experience building teams of professionals with a focus on product development and bringing those products to market.

●	Preston Yarborough. Mr. Yarborough brings over 23 years of marine experience to our team. In addition to his positions of Vice President and Director of Product Development, he holds a seat on the Board of Directors of Twin Vee Catamarans, Inc. For the last several years, Mr. Yarborough has led the design, development and production of all of our models and boats that we have sold.

●	Donna M. Barnett. Ms. Barnett has over 20 years of experience with financial control functions including all aspects of accounting in both the public, private and government sector. Ms. Barnett holds an MBA in Finance.

●	Daniel Norton. Mr. Norton leads our engineering team. His engineering experience includes commercial marine robotic locking mechanisms for docking systems, development and machine design of industrial robotic equipment. Mr. Norton has spent over 20 years working in the technical design engineering arena for several companies including Caterpillar Inc., Gerber Technology, and ATI Industrial Automation, in various project management and engineering development positions. Mr. Norton holds in excess of 20 patents related to innovative electromechanical solutions for automation, boat docking, and work piece clamping, including the inventor of the patent application that we have filed with the United States Patent Office related to the electric propulsion system that we are developing.

●	Ryan Chickos. Mr. Chickos for over 15 years has been hands on involved with product development, prototyping, design, mechanical engineering and manufacturing processes. Mr. Chickos has worked to developed materials comprised of mechanical and chemical compositions. He has also developed two products for the recreational industry utilizing fluid dynamics and environmental sustainability.

●	Timothy Whybrew. Mr. Whybrew leads our production team. He has spent over 25 years working as a senior operations executive in various capacities. Mr. Whybrew brings approximately 30 years of team building and management experience to help drive the operational efficiencies required to maintain manufacturing schedules. One of his key focus points is driving the level of quality customers desire from our product line.

Our Strategy

We intend to capitalize on the thriving broader marine industry through the following strategies:

Develop New and Innovative Products in Our Core Market. As an innovator, designer, manufacturer, and marketer of catamaran powerboats, we strive to design new and inventive products that appeal to a broad customer base. After the completion of this offering, we intend on launching a number of new products and features with best-in-class quality, with the goal of increasing sales and significant margin expansion. For example, we plan to launch our 40-foot 400 Powercat GFX this year, our largest offshore catamaran with an 800-pound fuel capacity. We also have a 34-foot 340 Powercat GFX in the works that utilizes our latest four-piece construction build process and as discussed further below are developing a new line of electric-powered catamaran boats ranging in size from 18-feet to 28-feet that will provide an alternative to traditionally-powered watercraft. Furthermore, our unique new product development process enables us to renew our product portfolio with innovative offerings at a rate that we believe will be difficult for our competitors to match without significant additional capital investments. We intend to release new products and features multiple times during the year, which we believe enhances our reputation as a cutting-edge boat manufacturer and will drive consumer interest in our products.

Increase the Catamaran PowerBoat Category Segment. Our near-term product development strategy is to expand our product line to reach underserved segments of the catamaran powerboat category that are distinct from our traditional customer base. For example, the “Twin 240E™” is being designed to be a fully electric version of our popular catamaran, the 24-foot center console PowerCat. The Twin Vee 240E, with a lower noise level than standard powerboats, is being designed to cater to the growing demand for sustainable, environmentally friendly electric and alternative fuel commercial and recreational vehicles. The design of the Twin Vee 240E, along with our existing supplier relationships, material agreements, and manufacturing processes, should allow us to offer this product line at an attractive price point for the consumer while sustaining our gross margins and the product attributes critical to the Twin Vee brand.

Capture Additional Share from Adjacent Boating Categories. Another focus to grow our market share is to enhance our ability to introduce new products with increased versatility, functionality, and performance to a more expansive customer base that values boats for both water sports and general recreational boating purposes. We intend on launching several marketing campaigns that will focus on new product launches and help to educate the market on our value proposition to customers.

Effectively Manage Dealer Inventory and Further Strengthen Our Dealer Network. We view our dealers as our partners and product champions. Therefore, we will continue to devote significant time and resources to finding high quality dealers and developing and improving their performance over time. We believe the quality and trust in our dealer relationships are more beneficial to our long-term success than the quantity of dealers.

Increase Our Sales in International Markets. We believe we have a brand that will have natural growth in international markets. Catamaran powerboats have already been accepted as the norm in many international markets. For example, with catamaran powerboats currently being 5% of the US market, catamaran powerboats make up over 30% of the Bahamian market. Based on our brand and product offering, as well as out potential distribution strengths, we believe we are well positioned to leverage our reputation and capture additional international sales. We believe that we will increase our international sales by promoting our products in developed markets where we have a dealer base and in international markets where rising consumer incomes are expected to increase demand for recreational products, such as Australia, Europe, Israel, Dubai, and Brazil. We are also developing new product offerings that will specifically target certain product demand from our international consumers and that we believe will drive further sales growth in international markets.

Our Products

Twin Vee’s Traditional Boats. We design and manufacture ten (10) recreational powerboats models, of which eight have center consoles and two have dual consoles. In addition, two additional gas-powered models are being marketed now for delivery in one to three months. We sell our boats under two model lines—the Twin Vee Classic models and the new Twin Vee GFX , or “Go Fish-X”, model line. Our GFX model line is our latest innovation in performance, comfort and convenience, and is designed for consumers seeking a premium boating experience. The Twin Vee Classic models continue to be a popular model line, they cost less than the newer GFX model and offer the consumer functional simplicity. We manufacture 100% of all of our fiberglass parts in-house.

Throughout 2020, Twin Vee has worked to expand its product line, grow brand recognition and loyalty through social media, online marketing and new dealer expansion. In Q3 of 2020, Twin Vee launched its brand new 280 Center Console GFX model. This family friendly, offshore recreational fishing boat was seen as a big step up in fit and finish by our dealer network. Dealer acceptance and support is important because it’s the dealers who purchase our boats from us and own our boats until they sell the boats to an end user Twin Vee customer. Boat dealers want boats that sell quickly, so the dealer can turn over their inventory. Boats that don’t sell quickly, sit on dealer lots creating aging product and in most cases carry interest charges if floor plan loans is used to stock boat inventory.

Our dealer network is important because while we are building and designing our boats in Fort Pierce Florida, our dealers in Florida Alabama, Connecticut, Maryland, New Jersey, Texas and Puerto Rico, or the Bahamas are the ones on the front line when a customer wants to see, touch and test a Twin Vee boat. We expect our dealer network to market our products through online advertising, print publications, boat shows and demo days. We work with our dealer network and train our dealers on our products, new developments, product updates, warranty, sales and marketing promotions. We allow the dealers the right to resell our boats , but each dealer is subject to strict policies, accountability and quality controls with respect to the dealers representation and presentation of our products. We rely on our dealer network to showcase our products, test ride customers, help customers with the finance, delivery and training when a new Twin Vee is purchased. by a customer. We meet with our dealers on a regular basis including annual dealer meetings, traditional communications and Zoom conference calls to make sure the dealer is educated on the product and can address all customer questions and concerns.

We are also manufacturing an all-new 40-foot center console, the Company’s largest vessel to date. The 40-foot Center Console was designed with more deck space, storage, comfort, and horsepower than our previous offerings.

Twin Vee has also improved and built upon its online platform over the past year. We unveiled our new website (www.twinvee.com) in the Spring of 2020. Designed and built to showcase the quality of materials, components, and parts that go into every Twin Vee boat, we place emphasis on crafting an online experience where customers can easily “build and Price” the boat that meets their needs and fits their budget.

Twin Vee’s Electra Power Sports Electric Division.

Our initiative into sustainable marine technologies and products includes the design and development of a new line of Twin Vee boats, to be named Twin Vee Electric, or “TVE”, that are being specifically designed to be lighter and engineered for use with electric propulsion systems. The TVE model line is expected to consist of five models including newly designed 18-foot and 22-foot Baycats that will be powered with a single electric outboard motor, a newly designed 26 foot Baycat that will be powered with twin electric outboard motors and our 24 foot center console Oceancat that will be powered with dual inboard/outboard electric motors. In addition, under this new Electra Power Sports Electric Division, we intend to introduce a fully electric outboard propulsion solution for the marine industry that would be an alternative to traditional gas and diesel fuel powered internal combustion engines that run on gaseous fuel and pollute our lakes, waterways and oceans. We envision significant inroads with boat manufacturers to retrofit their various hull configurations, replacing traditional gas and diesel fuel powered compartments with battery packs and that existing boat owners could also retrofit their existing gas and diesel fuel powered boats with Electra’s outboard motors and battery packs. We believe that immediate benefits can be realized for the personal watercraft industry, related to reducing noise, greenhouse gasses, and other pollutants from gas and diesel fuel powered engines.

Our team is designing a concept electric outboard system with patent pending features. The next primary goal is to complete the prototype and build a 150-horsepower sized outboard with the necessary battery pack and equipment needed for full operation. Currently, we are working towards building a working prototype so that we may get it in the water as soon as possible for testing. The main goal of the prototype is to demonstrate proper motor sizing, overall motor structure integrity, electronic steering function, as well as battery sizing verification and charging system validation. Once that stage is complete, we will then be able to take what we’ve learned from our testing and build upon our prototype with the goal of producing a marketable pilot production run.

Planned Waterfront Design and Testing Center. We are seeking to locate a waterfront location to retrofit or build a technical center for the Electra Power Sports Electric Division, to be known as the Electra Power Sports- EV Innovation & Testing Center, in or near Fort Pierce, Florida. We believe a direct water access would allow us to more efficiently develop, test, and refine our electric and carbon-neutral propulsion products as we move from prototyping, to testing to manufacturing.. We are working with real estate agents and local contacts to locate a property that has direct water access to the Intracoastal waterways and the Fort Pierce inlet. The access to the waterways and ocean would allow for immense time savings when testing new motors and end-to-end propulsion systems. Currently, our headquarters are located inland and necessitates coordination and logistics to arrange a single test run on the water. With access to the Indian River and beyond, Electra should have the capability to test its products on various vessels whenever required. It is anticipated that the Electra Power Sports- EV Innovation & Testing Center will be our central location where boat manufacturers, dealers, and customers can visit to see the products we have in development and experience how they operate first-hand. Additionally, because of the convenience of having direct access to the water and deep water slips, our partners could even bring their boats to the Electra Power Sports- EV Innovation & Testing Center for testing.

Once it is fully operational, we expect that the Electra Power Sports- EV Innovation & Testing Center will employ 10 to 18 people in the first year to help maintain the property and work on research and development and testing. We also can bring in more assistance to the Electra Power Sports- EV Innovation & Testing Center from our staff at the Twin Vee manufacturing plant in Ft. Pierce when the workload requires it. Over the next several years, we expect that Electra will add additional employees every year as the Innovation & Testing Center’s operation grows.

We believe that the world’s waterways are just as important as the air we breathe from the perspective of climate change, that electric propulsion systems are the future for the marine industry and have established Electra to do its part.

Twin Vee 240 E

The “Twin Vee 240 E” is being designed as a fully electric version of our popular 24-foot center console PowerCat. The Twin Vee 240 E will be our first boat built using a fully electric I/O proprietary powertrain system that will combine an advanced battery pack, converter, high-efficiency motor, and proprietary union assembly between the transmission, electric motor design, and control software. The fully electric propulsion system is being designed and developed on our existing 240 PowerCat platform to utilize our proprietary catamaran hull running surface that produces the least amount of drag. As a result, the hull is expected to extend the range and performance of the boat by increasing the efficiency of every Kilowatt (KW) available.

The Twin Vee 240 E will utilize a proprietary propulsion system, including the UQM PowerPhase Pro DT e-drive system motors, HE lithium-ion powered batteries, and Mercury Bravo 3 outdrives. The UQM e-drive system is a state-of-the-art compact direct drive solution that allows for optimized packaging and increased payload capacity due to significant weight savings. This drive train’s reduced size and mass are due to the advanced UQM motor and control technology, coupled with the torque multiplying function of the single-speed gearbox. The Twin Vee 240 E will use HE Batteries. The HE battery series is based on a high energy density battery cell, a lighter, more potent energy cell making it ideal for marine use.

Electra Pro Outboard Motors – High Performance Electric Outboard Propulsion System

We recognize a market opportunity to introduce an electric outboard solution that can fit onto any type of hull configuration. Over the past twelve months, we have invested time and resources into building an electric inboard prototype vessel. The Electra Pro Electric Outboard Propulsion is being developed using an electric outboard technology designed to reduce boat emissions in the industry. The vision for our team is to build and deploy electric outboard systems for recreational and sport vessels around the world. We believe that immediate benefits can be realized from use of our electric outboard systems once designed for the personal watercraft industry, related to reducing noise, greenhouse gasses, and other pollutants from gas and diesel fuel powered engines. The electric outboard systems are being designed in order to ensure ease of manufacturing and assembly and use of existing parts as appropriate.

We envision significant inroads with many boat manufacturers to retrofit various hull configurations, simply replacing traditional gas and diesel fuel powered fuel compartments with battery packs. Furthermore, existing boat owners should be able to retrofit their existing gas and diesel fuel powered boats with Electra’s product offerings.

We contemplate strategic relationships to occur with companies that are in related service fields providing hull retrofitting, engine system sales, contract manufacturers and possibly others regionally as sales increase.

Figure 1 illustrates a preliminary concept outboard system with patent pending features.

Suppliers

We purchase a number of our product parts and components from third-party suppliers, including the fiberglass we use to manufacture the fiberglass parts of our boats, hydrocarbon feedstocks and steel, as well as product parts and components, such as engines and electronic controls, through a sales order process. The most significant component used in manufacturing our boats, based on cost, are engines. We maintain a strong and long-standing relationship with our sole supplier of engines, Suzuki Motor of America, Inc.

We do not maintain long-term contracts with preferred suppliers, but instead rely on informal arrangements and off-the-shelf purchases. We have not experienced any material shortages in any of our product parts, or components, but as a result of the COVID-19 pandemic some of our third-party suppliers have experienced delays in delivering our product parts and components in a timely manner and fluctuations in price for these supplies is a possibility if raw material pricing increases. Temporary shortages, when they do occur, usually involve manufacturers of these products adjusting model mix, introducing new product lines, or limiting production in response to an industry-wide reduction in boat demand, or, as recently experienced during the COVID-19 pandemic, in finding persons able to deliver the parts and components in a timely manner.

Twin Vee’s Hull Shape

Twin Vee boats are designed for a dry and smooth ride. As a Twin Vee moves through the water, the boat hull has lifting strakes on the side of each hull. Lifting strakes are known to produce lift at the bow of a boat by displacing water, allowing the boat to, in essence, glide above the water rather than lumber through it. Twin Vee’s lifting strakes work to not only create lift, but also to make the ride smoother. The forward motion of a catamaran boat lifts water up towards the top of the tunnel while pushing the water inward to form two counter-flowing vortexes. As these vortexes are being formed, the Twin Vee hull design aerates these vortexes with small air bubbles, which are then compressed at an increasing rate as the vortexes move down the tunnel. It is the kinetic energy stored in these compressed air bubbles, which creates \ a smooth and stable ride. As speed increases, the kinetic energy increases at a non-linear rate as more and more air is induced into the increasingly faster flowing vortexes. The trailing surfaces the Twin Vee hulls are specifically designed to facilitate propulsion efficiency by discharging the kinetic energy and air bubbles from the counter-flowing vortexes upon exiting astern, thus providing the propellers with a steady flow of super clean and highly ordered water.

This fact, combined with a catamaran’s soft ride, results in Twin Vee’s renowned efficiency and smooth, seaworthy safety. At speed, the Twin Vee’s displacement hull slices through the water, traveling with the shape of the seas rather than flying over them and experiencing reentry shock. This results in a stable and smooth ride. The following are some benefits of the catamaran, or Twin Vee, hull shape.

Power Catamaran Hull Benefits

●	Catamaran stability. Catamarans have parallel hulls on the outer edges of the boat rather than in the middle, providing superior stability. Twin Vee hulls travel with the wave shapes because the buoyancy is to the outside, resisting the snap roll pendulum motion of deep vee monohulls. A Twin Vee wider footprint negates the effects of rolling seas, making them less likely to capsize and reduce seasickness.

●	Shallow draft for travelling in “skinny” waters. The weight of the boat is distributed to two hulls for a shallower draft. The shallow draft of the Twin Vee design provides access to areas that conventional hulls cannot reach. With a Twin Vee, you can enjoy the beach and not have to wade in the water to get there.

●	More usable deck space. The relatively rectangular design of the Twin Vee expanded deck area allows for more usable deck space than monohulls. Twin Vee boats are wider in the bows providing more open area in open models and bigger berths in cabins. Lounge in the front of a Twin Vee dual console and then jump into a similar-sized monohull.

●	Single engine get home capability. Twin Vee catamaran hulls do not need planning speed power to travel rapidly on a single engine. Minimum bow rise for greater visibility. A Twin Vee deck is parallel to the water at all speeds allowing you to maintain your line of sight and giving you greater fuel efficiency.

●	Docking and maneuverability. With the extra separation between the motors, over most mono hull boats, you can cross-clutch the motors and turn or spin the boat up to its own length.

●	Maintains a plane at lower speed for fuel efficiency. The catamaran hull can maintain a plane at lower speeds and catamaran boats create less drag in turn offering better fuel efficiency and a more economical boat to maintain.

●	Fish one side of a Twin Vee. Enjoy fishing without the extreme listing of a monohull.

Our Market Opportunity

Our core market corresponds most directly to the inboard/outboard, twin hull, catamaran and open fisherman category, which we refer to as the sport powerboat category. We believe our addressable market also includes similar and adjacent powerboat categories identified by the NMMA, including center console boats, outboard boats, and all open sport fishing boats. US sales of boats, marine products, and services are estimated to total $47 billion in 2020, up nine percent from 2019. Retail unit sales of new powerboats specifically increased last year by an estimated 12 percent compared to 2019. As a result, we believe the total annual addressable market for our products in the U.S. alone is greater than $4.4 billion. We believe we are well-positioned to benefit from several trends underway in our addressable market, including:

●	Sport boats are taking greater share of the overall fiberglass powerboat category;

●	Dealer inventory positions have improved across the industry;

●	Post COVID-19 recreational boating has reached its highest level of participation since 1990 when participation data was first collected;

●	Inventory of two-to-five year old pre-owned boats has become limited, driving consumers to purchase new boats;

●	Ease-of-use and performance innovations have accelerated product cycles driving consumer demand for new products; and

●	Higher consumer confidence influenced by improving macroeconomic conditions, including increased home values, lower oil prices, and greater workforce participation has helped to drive increased consumer demand for powerboats.

Industry Overview

In North America, 100 million people go boating every year, according to the U.S. Coast Guard, with 11.9 million recreational vessels registered with the U.S. Coast Guard in 2019. The worldwide recreational boating market size is set to surpass $63 billion by 2026, according to a research report by Global Market Insights, Inc. Within the boating market, there is an outboard motor market and an electric boat market. Our products fall into each of those categories, and if produced, our electric powertrains will be used in boats in both those markets.

Outboard Motor Market

An outboard motor is a propulsion system for boats, consisting of a self-contained unit that includes engine, gearbox and propeller or jet drive, designed to be affixed to the outside of the boat. As well as providing propulsion, outboards provide steering control, as they are designed to pivot over their mountings and thus control the direction of thrust. Outboard motors tend to be found on smaller watercraft as it is more efficient for larger boats to have an inboard system. Although outboard engines powered by fossil fuels have traditionally dominated this market and continue to do so, electric outboard motors are a relatively new phenomenon that have been growing in step with the growth in the electric boat market. The boats that we sell and manufacture all have outboard motors.

According to the NMMA, sales of outboard engines in the United States (which includes outboard motors) increased to a twenty-year high of 329,500 units representing sales market of US $3.4 billion in 2020. Consumer demand for higher-performance engines continued to trend upward in 2020, with double digit gains in sales for engines with 200 and greater horsepower. Engines with over 200 horsepower accounted for a rise in 17.6% compared to 2019, amounting to over 89,000 units sold. Overall, the average horsepower of all outboard engines sold in 2020 reached 126.3 hp, up 48% from the average in 2010 of 85.1 horsepower according to the NMMA.

Although many recreational boats can be powered by outboard or inboard motors, many consumers prefer outboard motors. Among the reasons for their preference are that, unlike inboard motors, outboard motors can be easily removed for storage or repairs, they provide more room in the boat as they are attached to the transom outside of the boat, they tend to have a shallower draft and they can be more easily replaced in the event the motor no longer works or a desire to upgrade to a higher horsepower.

Electric Boat Market

Although electric boats have been available for over 100 years, interest in them was minimal until the 1990s when the first studies were conducted in the United States following the suspicion that motorboats contaminate aquatic environments significantly through loss of gas and lubrication oil. According to Andre Mele, recreational boats pollute as much as cars and trucks in the United States. In the early 2000’s, 8 million speedboats in the United States released 15 times more pollutants annually into the environment than the oil spill produced by the oil tanker Exxon Valdez in 1989. The sinking of this tanker in Alaska had released 11 million U.S. gallons of hydrocarbons into the environment. After conversion, this means that each boat releases an average of 78 L of hydrocarbons into aquatic environments each year. If that average is still current, we estimate that in 2019 oil losses in the environment via motorboats equaled 150,000 tons of hydrocarbon scaly leaks in Canada (based on 2 million vessels), 750,000 tons of hydrocarbon scaly leaks in the United States (based on 10 million vessels) and 450,000 tons of hydrocarbon scaly leaks in Europe (based on 6 million vessels).

This explains why some lakes and bodies of water have recently banned motorboats. The total elimination of gas immediately eliminates a very large source of marine pollution, with immediate results: possibility of beaches, swimming and reduction of BOD (biochemical oxygen demand) and DCO (direct chemical oxidation) of ambient water. Specifically, hydrocarbons, similar to the dirt that clings to the walls of a bathtub, contaminate the shores and banks of lakes, rivers and bodies of water, where the development of many living organisms takes place. The ecosystem is then modified with the scarcity or disappearance of certain species.

In an effort to tackle air pollution, cities around the world are beginning to ban all gas and diesel fuel powered boats from the center of the city. One of the first cities to implement this change is Amsterdam, Netherlands. This movement to electrically powered boats has been implemented in Venice, where the city has restricted the movement of gas and diesel fuel powered boats, while exempting electrically powered boats.

ELECTRA
POWER SPORTS
MONOHULL INSTALLATION EXAMPLE
USER INTERFACE
ELECTRIC THROTTLE
CHARGER
CONFIGURED FOR SAE J1172 RECEPTACLE - FAST CHARGER
BATTERY PACKS
CONFIGURED FOR MONOHULL FUEL COMPARTMENTS
MOTOR CONTROLLER
12 VOLT HOUSE BATTERY
ELECTRA 215HP OUTBOARD
ELECTRA
215
TWINVEE
ELECTRA

Interest in electric boats has also been driven by decreases in their cost largely as a result of a decrease in the price of the batteries used to power them. The average price per kilowatt hour of a lithium-ion battery fell from approximately $1,200 in 2010 to below $100 in 2020.

The electric boat market is competitive with much of that competition of late focusing on launching new E-boats with more extended range and higher speed than currently available boats. The global electric boat market in 2019 was worth approximately $8.31 billion, according to BlueWeave Consulting, which expects that market to reach $18 billion by 2026, a cumulative annual growth rate of 11.7%. In its August 2020 report, BlueWeave Consulting predicts that the growth in the electric boat market will be caused by:

•	Increasing recreational activities
•	Improved standard of living
•	Rising disposable income in developed nations
•	A rise in boat-leasing
•	The use of boats as a means of transportation
•	Increasing concerns related to carbon emissions and reducing sulfur or carbon content in the fuels used by marine or recreational boats
•	The advanced technology of motors & batteries providing a more economical and fuel-efficient boat
•	Increasing investments in electric boats to meet rising demand in developed countries

The electric boat market is segmented into two categories, hybrid, and pure electric boats. The hybrid segment is expected to record the highest CAGR and maintain its market share from now until 2026. However, Lithium-ion battery-based boats dominate the pure electric boat market as the battery offers advantages of fuel-efficiency, fast charging, longer functional life, and higher load capacity. It is anticipated to record substantial growth during the next five years as well.

On the basis of passenger capacity, a February 2020 report by Research and Markets states that electric boats with a capacity of fewer than ten passengers captured the highest share of the global electric boat market in 2018. Additionally, boats with a capacity of fewer than ten passengers are the fastest-growing segment due to increased demand for small boats for recreational purposes from the rich class of the U.S., Canada, and Western European countries.

Patents and Licenses

We do not currently have any patents that have been issued and have one patent application pending related to our electric outboard solution. We do not rely on any licenses from third parties at this time. There can be no assurance that the pending patent will be issued and even if issued that it will protect our intellectual property rights.

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we intend to rely on a combination of trade secrets, including know-how, employee and third-party non-disclosure agreements, copyright laws, trademarks and other contractual rights to establish and protect our proprietary rights in our technology.

Insurance and Product Warranties

We carry various insurance policies, including policies to cover general products liability, workers’ compensation and other casualty and property risks, to protect against certain risks of loss consistent with the exposures associated with the nature and scope of our operations. Our policies are generally based on our safety record as well as market trends in the insurance industry and are subject to certain deductibles, limits and policy terms and conditions.

We provide limited product warranties, generally covering periods of ten years for the hull and the motors are under warranty by their manufacturer.

In addition, we provide a three-year limited fiberglass small parts warranty on some small fiberglass parts and components, such as consoles. Gelcoat is covered up to one year. Additionally, fiberglass lids, plastic lids, electrical panels, bilge pumps, aerator pumps or other electrical devices (excluding stereos, depth finders, radar, chart plotters except for installation if installed by Twin Vee Powercats, Inc.), steering systems, electrical panels, and pumps are covered under a one-year basic limited systems warranty. Some materials, components or parts of the boat that are not covered by our limited product warranties are separately warranted by their manufacturers or suppliers. These other warranties include warranties covering engines purchased from suppliers and other components.

ELECTRA
POWER SPORTS

CATAMARAN INSTALLATION EXAMPLE

USER INTERFACE
ELECTRIC THROTTLE
CHARGER
CONFIGURED FOR SAE J1172
RECEPTACLE - FAST CHARGER
BATTERY PACKS
CONFIGURED FOR CAT STYLE
HULL FUEL COMPARTMENTS
MOTOR CONTROLLER
12 VOLT HOUSE BATTERY
ELECTRA 215HP OUTBOARD
TWINVEE
ELECTRA

Our standard warranties require us or our dealers to repair or replace defective products during such warranty periods at no cost to the consumer. During the warranty period, we reimburse dealers for all or a portion of the cost of repair or replacement performed by the dealers on the products (mainly composed of parts or accessories provided by us and labor costs incurred by dealers). Although we employ quality control procedures, sometimes a product is distributed that needs repair or replacement. The repair and replacement costs we could incur in connection with a recall could adversely affect our business. In addition, product recalls could harm our reputation and cause us to lose customers, particularly if recalls cause consumers to question the safety or reliability of our products. During the year ended December 31, 2020 and 2019, we paid $63,606 and $59,668 for product warranty repairs.

Competition

The powerboat industry, including the performance sport boat category, is highly competitive for consumers and dealers. Competition affects our ability to succeed in the markets we currently serve and new markets that we may enter in the future. We compete with several large manufacturers that may have greater financial, marketing and other resources than we do. We compete with large manufacturers who are represented by dealers in the markets in which we now operate and into which we plan to expand. We also compete with a wide variety of small, independent manufacturers. Competition in our industry is based primarily on brand name, price and product performance. For more information, see “Risk Factors—Risks Related to Our Business—Our industry is characterized by intense competition, which affects our sales and profits.”

We face intense competition from other performance sport boat manufacturers in attracting and retaining dealers and customers, affecting our ability to attract or retain relationships with qualified and successful dealers and consumers looking to purchase boats.

We also compete with other leisure activities. Our boats are not necessities and in times of economic hardship, consumers may cease purchasing non-essential items. Luxury items may not be used for recreational and sport purposes, and demand for our boats may be adversely affected by competition from other activities that occupy consumers’ leisure time and by changes in consumer life style, usage pattern or taste.

Environmental, Safety and Regulatory Matters

Certain materials used in our manufacturing, including the resins used in production of our boats, are toxic, flammable, corrosive or reactive and are classified by the federal and state governments as “hazardous materials.” Control of these substances is regulated by the Environmental Protection Agency, or EPA, and state pollution control agencies. The United States Clean Air Act (the “CAA”) and corresponding state and provincial rules regulate emissions of air pollutants. The Occupational Safety and Health Administration, or OSHA, standards limit the amount of emissions to which an employee may be exposed without the need for respiratory protection or upgraded plant ventilation. Our facilities are regularly inspected by OSHA and by state and local inspection agencies and departments. We believe that our facility complies in all material aspects with these regulations. Although capital expenditures related to compliance with environmental laws are expected to increase, we do not currently anticipate any material expenditure will be required to continue to comply with existing environmental or safety regulations in connection with our existing manufacturing facilities.

Powerboats sold in the United States must be manufactured to meet the standards of certification required by the United States Coast Guard. In addition, boats manufactured for sale in the European Community must be certified to meet the European Community’s imported manufactured products standards. These certifications specify standards for the design and construction of powerboats. We believe that all of our boats meet these standards. In addition, safety of recreational boats is subject to federal regulation under the Boat Safety Act of 1971, which requires boat manufacturers to recall products for replacement of parts or components that have demonstrated defects affecting safety. We have instituted recalls for defective component parts produced by certain of our third-party suppliers. None of the recalls has had a material adverse effect on our company.

In addition to the regulation of our manufacturing operations, the EPA has adopted regulations stipulating that many marine propulsion engines meet certain air emission standards. The engines used in our products, all of which are manufactured by third parties, are warranted by the manufacturers to be in compliance with the EPA’s emission standards. Furthermore, the engines used in our products must comply with the applicable emission standards under the CEPA and corresponding provincial legislation. The additional cost of complying with these regulations has increased our cost to purchase the engines and, accordingly, has increased the cost to manufacture our products.

If we are not able to pass these additional costs along to our customers, it may have a negative impact on our business and financial condition.

Employees/Human Capital

We believe we maintain excellent relations with our employees. As of March 31, 2021, we employed 85 people as full time employees, all of whom work at our Fort Pierce facility. None of our employees are represented by a labor union and, since our founding in 1982, we have never experienced a labor-related work stoppage.

Our Dealer Network

We primarily sell our boats through a network of 10 independent dealers in 14 locations across North America and the Caribbean (one in the Bahamas and Cayman Islands). We have dealerships in Crystal River, Eastpoint, Islandmorada, Palm Bay, Palm Harbor, Pompano Beach and Stuart, Florida. We also have dealerships in Gulf Shores, Alabama, Norwalk, Connecticut, Grasonville, Maryland, Tuckerton New Jersey, San Juan, Puerto Rico, Murrells Inlet, South Carolina and Freeport, Texas. We are always seeking to recruit and establish new dealers and distributors domestically and are striving to develop international distribution.

We establish performance criteria that our dealers must meet in order to be part of our network to ensure our dealer network remains strong , which include minimum annual purchase orders. As a member of our network, dealers in North America may qualify for floor plan financing programs, rebates, seasonal discounts, promotional co-op payments and other allowances. We expect this will strengthen our dealers ability to sell our products.

Approximately 30% of our dealer locations have been with us, for over ten years. For the year ended December 31, 2020, our top five dealers on a consolidated basis accounted for approximately 33% of our total units sold and no one dealer accounted for in excess of ten percent of the units sold. For the quarter ended March 31, 2021, our top five dealers on a consolidated basis accounted for approximately 38% of our total units sold and no one dealer accounted for in excess of ten percent of the units sold.

We consistently review our distribution network to identify opportunities to expand our geographic footprint and improve our coverage of the market. We believe that our diverse product offering and strong market position in each region of the United States helped us capitalize on growth opportunities as our industry recovered from the economic downturn. We have the ability to opportunistically add new dealers and new dealer locations to previously underserved markets and use data and performance metrics to monitor dealer performance. We believe our outstanding dealer network allows us to distribute our products more efficiently than our smaller competitors.

We do not have written agreements with our dealers. Prior to the beginning of each year, we establish a minimum number of units that each dealer must acquire based upon indications of interest from the dealers. Payment for the units is made by the dealer or a third party lender once the boat is manufactured and delivered to the dealer. Dealers are not contractually obligated to purchase any boats. Although to date most dealers have purchased boats for which they have provided indications of interest, we could experience excess inventory and costs if a dealer should choose not to purchase a boat for which it has provided an indication of interest.

Floor Plan Financing

Our North American dealers often purchase boats through floor plan financing programs with third-party floor plan financing providers. During the year ended December 31, 2020 and the first quarter of 2021, all of our North American shipments were made pursuant to floor plan financing programs through which our dealers participate. These programs allow dealers across our brands to establish lines of credit with third-party lenders to purchase inventory. Under these programs, a dealer draws on the floor plan facility upon the purchase of our boats and the lender pays the invoice price of the boats. As is typical in our industry, we have entered into repurchase agreements with certain floor plan financing providers to our dealers. Under the terms of these arrangements, in the event a lender repossesses a boat from a dealer that has defaulted on its floor financing arrangement and is able to deliver the repossessed boat to us, we are obligated to repurchase the boat from the lender. Our obligation to repurchase such repossessed products for the unpaid balance of our original invoice price for the boat is subject to reduction or limitation based on the age and condition of the boat at the time of repurchase, and in certain cases by an aggregate cap on repurchase obligations associated with a particular floor financing program.

Our exposure under repurchase agreements with third-party lenders is mitigated by our ability to reposition inventory with a new dealer in the event that a repurchase event occurs. The primary cost to us of a repurchase event is any margin loss on the resale of a repurchased unit. To date, we have not been required to repurchase any boats under repurchase agreements.

SBA Loan

On April 22, 2020, we received, in coordination with our parent, Twinvee Powercats, Inc., an SBA Economic Injury Disaster Loan (“EIDL”) in the amount of $499,900. The loan in response to the COVID-19 Pandemic. The loan is a 30-year loan with an interest rate of 3.75%, monthly payments of $2,437 to begin April 22, 2021, under the EIDL program, which is administered through the Small Business Administration (“SBA”). Under the guidelines of the EIDL, the maximum term is 30 years; however, terms are determined on a case-by-case basis based on each borrower’s ability to repay and carry an interest rate of 3.75%. The EIDL loan may be prepaid by us at any time prior to maturity with no prepayment penalties. The proceeds from this loan must be used solely as working capital to alleviate economic injury caused by the COVID-19 pandemic.

As part of the EIDL loan, in coordination with our parent, Twinvee Powercats, Inc., we granted the SBA a continuing security interest in and to any and all collateral to secure our obligations to the SBA under the EIDL loan. The collateral includes substantially all of our tangible and intangible personal property. The EDIL loan is also personally guaranteed by our our Chief Executive Officer, President and Director, Joseph Visconti.

Facilities

Our corporate headquarters are located in 3101 US Highway 1, Fort Pierce, Florida, 34982. We lease the facility from Visconti Holdings, LLC, (“Visconti Holdings”) an entity owned and controlled by our Chief Executive Officer, President and Director, Joseph Visconti pursuant to a lease agreement (the “Lease Agreement”), dated January 1, 2020, by and among the Company, Visconti Holdings, LLC and Twin Vee Powercats, Inc., our parent company. The Lease Agreement currently has a 5-year term, with an option to renew for an additional 5-year term. We currently pay Visconti Holdings $26,500 per month plus applicable sales and use tax, which is currently 7% in St. Lucie County. We believe our headquarters is adequate for our current operations and needs. We are seeking, however, to locate a waterfront location to build and design a technical center for our Electra Power Sports Electric Division in Fort Pierce, Florida. We believe the waterfront or direct water access would allow us to more efficiently develop, test, and refine our electric and carbon-neutral propulsion products.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any material litigation or legal proceedings. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

One of the companies represented by Mr. Visconti and Mr. Visconti individually, among others, were named defendants in a bankruptcy adversary petition under Chapter 7, filed on March 26, 2012 before the U.S. Bankruptcy Court Southern District of Florida (West Palm Beach). The case was terminated by the court on June 30, 2015.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of [              ], 2021:

Name	Age	Position
Executive Officers:
Joseph C. Visconti	56	Chief Executive Officer, President and Director
Preston Yarborough	42	Vice President and Director
Donna Barnett	61	Chief Financial Officer
Dan Norton	45	Chief Engineer

Non-Employee Directors:
Pete Melvin (1) (2) (3)	59	Director
Neil Ross (1) (2)(3)(6)	59	Director
Steven Shallcross (1)(2)(3)(4)(5)	59	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the corporate governance and nominating committee
(4)	Chair of audit committee
(5)	Chair of compensation committee
(6)	Chair of corporate governance and nominating committee

Executive Officers

Joseph Visconti has been our Chief Executive Officer, President and Director since 2015. With over 25 years of executive level operational and financial experience, Mr. Visconti was the founder, CEO and President of two previous companies, the first company was a regional Investment Bank that he built to over 400 employees and sold in 2000. The second company was ValueRich, a financial media company that was taken public on the American Stock Exchange in 2007. ValueRich transitioned from media related business to Twin Vee PowerCats, Inc. in 2015. Mr. Visconti has experience building teams of professionals with a focus on product development and bringing those products to market. Mr. Visconti received his Associate’s degree from Lynn University in 1984. We believe that Mr. Visconti’s experience leading us and our parent company and his operational and financial experience makes him well qualified to be a director of the Company.

Preston Yarborough has been our Vice President since our inception, our Director since August 2010 and has acted as the Director of Product Development of our parent company since August 2010. We believe Mr. Yarborough’s history and experience developing products and managing the development of new products with us and our parent company will make him a valuable member of our board and management.

Donna Marie Barnett has been our Chief Financial Officer since January 1, 2021 and prior to her appointment was serving as our Controller since January 2018. From October 2014 through May 2017, she was serving as the Clerk and Treasurer for the Village of Brightwaters in New York and from January to October 2014 as its Trustee. Ms. Barnett received her Master of Business Administration (MBA) from the Long Island University Graduate School of Business Administration and her Bachelor of Arts degree from Long Island University – CW Post Center, where she majored in International Business.

Dan Norton has been our Chief Engineer since February 1, 2021. Mr. Norton has spent over 20 years working in the technical design engineering arena for companies including Caterpillar Inc., Gerber Technology, and ATI Industrial Automation, in various project management and engineering development positions. He currently holds over 20 patents related to innovative electromechanical solutions to automation, boat docking, and work piece clamping. He is also the inventor of the NLS (Nautical Landing System) technology and has been developing the Smartlander positive restraint system for use in heavy duty marine applications. Mr. Norton earned his Bachelor of Science degree in Mechanical Engineering in 1998, from Northeastern University. We believe Mr. Norton’s wealth of knowledge and hands on experience in automation, robotics and robotics development make him a valuable member of our management team.

Independent Directors

Pete Melvin has been a member of our Board of Directors since April 8, 2021. Mr. Melvin, a multiple class world and national sailboat champion, is an innovative designer of yachts and aircrafts. He founded Morrelli & Melvin in 1992, a design and engineering company specializing in sailboats and yachts and has served as its Chief Executive Officer since its inception. Since October 2019, he has served as the President of Pro Coach Boats LLC, a company he founded that manufacturer and sells boats, and since May 2019, he has served as the Chief Technology Officer of Argo Rocket Marine LLC, a provider of space industry marine services and products. Mr. Melvin received his degree in Aerospace Engineering from Boston University. His expertise in designing boats and aircraft and managing all aspects of a boat company, as well as his passion for boats and sailing make Mr. Melvin an invaluable member of our Board.

Neil Ross has been a member of our Board of Directors since April 8 2021. He has over 30 years of experience in launching products and companies and promoting and growing brands. He has served as the Chief Executive Officer of James Ross Advertising since founding it in February 2003. Most notably, Neil has extensive marine experience partnering with brands like Galati Yachts Sales, Jefferson Beach Yacht Sales, Allied Marine, Bertram Yachts, Twin Vee, Jupiter Marine and Sealine to name a few. Mr. Ross received his Bachelor’s degree from Florida State University. We believe Mr. Ross’ experience in the yacht and boating industry as well as his expertise in brand awareness and growth makes him well qualified to be a director of the Company.

Steven Shallcross has been a member of our Board of Directors since April 8, 2021. Mr. Shallcross has also served as a Board member of Elys Game Technologies, Corp. (NASDAQ: ELYS) an international, vertically integrated commercial-stage company engaged in various aspects of the leisure gaming industry since June 13, 2019, and Synthetic Biologics Inc. (NYSE American: SYN) (“Synthetic Biologics”) since December 6, 2018 and as its Chief Executive Officer, a position he was appointed to on December 6, 2018 wher he currently serves as Chief Financial Officer. Mr. Shallcross was appointed as the Interim Chief Executive Officer of Synthetic Biologics on December 5, 2017 and has served as its Chief Financial Officer, Treasurer and Secretary since June 2015. From May 2013 through May 2015, Mr. Shallcross served as Executive Vice President and Chief Financial Officer of Nuo Therapeutics, Inc. (formerly Cytomedix, Inc.). In January 2016, Nuo Therapeutics, Inc. filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware and on April 25, 2016, the Bankruptcy Court entered an order granting approval of Nuo’s plan of reorganization. From July 2012 to May 2013, Mr. Shallcross held the offices of Executive Vice President, Chief Financial Officer and Treasurer of Empire Petroleum Partners, LLC, a motor fuel distribution company. From July 2011 to March 2012, Mr. Shallcross was Acting Chief Financial Officer of Senseonics, a privately-held medical device company located in Germantown, MD. From January 2009 to March 2011, he served as Executive Vice President and Chief Financial Officer of Innocoll AG (formerly privately held Innocoll Holdings, Inc.), a global, commercial-stage biopharmaceutical company specializing in the development and commercialization of collagen-based products. He also served for four years as the Chief Financial Officer and Treasurer of Vanda Pharmaceuticals, Inc., leading the company through its successful IPO and follow-on offering and previously served as the Senior Vice President and Chief Financial Officer of Middlebrook Pharmaceuticals, Inc. (formerly Advancis Pharmaceutical Corporation). In addition, Mr. Shallcross also served as the Chief Financial Officer of Bering Truck Corporation. He holds an MBA from the University of Chicago’s Booth School of Business, a Bachelor of Science degree in Accounting from the University of Illinois, Chicago, and is a Certified Public Accountant in the State of Illinois. We believe that Mr. Shallcross’ operational, financial and international experience, as well as an established track record at leading the financial development and strategy for several publicly traded companies, makes him well qualified to be a director of the Company.

Family Relationships

No family relationships exist between any director, executive officer or person nominated or chosen to be a director or officer.

Board of Directors Composition

Our board of directors currently consists of 5 members. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

●	the Class I director will be Neil Ross, whose term will expire at the annual meeting of stockholders to be held in 2022;
●	the Class II directors will be Pete Melvin and Preston Yarborough, and their terms will expire at the annual meeting of stockholders to be held in 2023; and
●	the Class III directors will be Steven A. Shallcross and Joseph Visconti, and their terms will expire at the annual meeting of stockholders to be held in 2024.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

In addition, under the terms of our amended and restated certificate of incorporation and our amended and restated bylaws, members of our board of directors may only be removed for cause. This may also have the effect of delaying or preventing changes in control of our company.

Director Independence

We intend to apply for our common stock to be listed on the Nasdaq Capital Market, or Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of its initial public offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board of directors committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each non-employee director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Ross, Melvin, and Shallcross have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq and Rule 10A-3 and Rule 10C-1under the Exchange Act.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board of Directors Leadership Structure

Our Chief Executive Officer serves as our Chairman of the Board. Our Board does not have a lead independent director. Our Board has determined its leadership structure is appropriate and effective given our stage of development.

Board of Directors Committees

Upon completion of this offering our board of directors will have an audit committee, a compensation committee and a corporate governance and nominating committee, each of which will have the composition and the responsibilities described below.

Audit Committee

Upon completion of this offering the members of our audit committee will consist of Pete Melvin, Neil Ross and Steven A. Shallcross. Mr. Shallcross will be the chair of our audit committee. All of the members of the audit committee will be independent, as that term is defined under the rules of Nasdaq. The primary purpose of the audit committee is to oversee the quality and integrity of our accounting and financial reporting processes and the audit of our financial statements. Specifically, the audit committee will:

●	select and hire the independent registered public accounting firm to audit our financial statements;
●	help to ensure the independence and performance of the independent registered public accounting firm;
●	approve audit and non-audit services and fees;
●	review financial statements and discuss with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;
●	prepare the audit committee report that the SEC requires to be included in our annual proxy statement;
●	review reports and communications from the independent registered public accounting firm;
●	review the adequacy and effectiveness of our internal controls and disclosure controls and procedure;
●	review our policies on risk assessment and risk management;
●	review related party transactions; and
●	establish and oversee procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Compensation Committee

Upon completion of this offering the members of our compensation committee will consist of Pete Melvin, Neil Ross and Steven A. Shallcross. Mr. Shallcross will be the chair of our compensation committee. All of the members of our compensation committee will be independent, as that term is defined under the rules of Nasdaq. Our compensation committee oversees our compensation policies, plans and benefits programs. The compensation committee will also:

●	oversee our overall compensation philosophy and compensation policies, plans and benefit programs;
●	review and recommend to our board of directors for approval compensation for our executive officers and directors;
●	prepare the compensation committee report that the SEC would require to be included in our annual proxy statement if we were no longer deemed to be an emerging growth company or a smaller reporting company; and
●	administer our equity compensation plans.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Corporate Governance and Nominating Committee

Upon completion of this offering the members of our corporate governance and nominating committee will consist of Neil Ross and Steven A. Shallcross. Neil Ross will be the chair of our corporate governance and nominating committee. All will be independent, as that term is defined under the rules of Nasdaq. Our corporate governance and nominating committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Specifically, the corporate governance and nominating committee will:

●	identify, evaluate and make recommendations to our board of directors regarding nominees for election to our board of directors and its committees;
●	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;
●	review developments in corporate governance practices;
●	evaluate the adequacy of our corporate governance practices and reporting; and
●	evaluate the performance of our board of directors and of individual directors.

Our corporate governance and nominating committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Director Compensation

To date, our directors have not received any compensation for their service as directors. Commencing after this offering, directors who are not employees will receive compensation for their service as directors, including service as members of each committee on which they serve.

Cash Compensation

All non-employee directors will be entitled to receive the following cash compensation for their services following the effective date of the registration statement of which this prospectus forms a part:

●	$5,000 per year for service as a board member;
●	$12,000 per year additionally for service as chair of the audit committee;
●	$5,000 per year additionally for service as member of the audit committee (excluding committee chair);
●	$10,000 per year additionally for service as chair of the compensation committee;
●	$4,000 per year additionally for service as member of the compensation committee (excluding committee chair);
●	$5,000 per year additionally for service as chair of the corporate governance and nominating committee;
●	$3,000 per year additionally for service as member of the corporate governance and nominating committee (excluding committee chair);]

All cash payments to non-employee directors who served in the relevant capacity at any point during the immediately preceding prior fiscal quarter will be paid quarterly in arrears. A non-employee director who served in the relevant capacity during only a portion of the prior fiscal quarter will receive a pro-rated payment of the quarterly payment of the applicable cash retainer.

Equity Compensation

Effective upon the initial public offering, each non-employee director will receive an initial grant of non-qualified stock options with a grant date fair value of $30,000, which options will vest one year after the grant date, subject to the grantee’s continued service through that date. The Company intends to make annual equity grants to non-employee directors coincident with each annual meeting of stockholders.

Compensation Committee Interlocks and Inside Participation

None of the members of our compensation committee are or have been an officer or employee of our company. None of our executive officers currently serve, or in the past fiscal year has served, on the board of directors or compensation committee (or other board of directors’ committee performing equivalent functions) of any entity that has one or more executive officers serving on such board of directors or compensation committee, other than our parent company.

Risk Oversight

In its governance role, and particularly in exercising its duty of care and diligence, the board of directors is responsible for ensuring that appropriate risk management policies and procedures are in place to protect the company’s assets and business. Our board of directors has broad and ultimate oversight responsibility for our risk management processes and programs and executive management is responsible for the day-to-day evaluation and management of risks to the Company.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the completion of this offering, the code of business conduct and ethics will be available on our website at www.twinvee.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions or our directors on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We will provide any person, without charge, upon request, a copy of our code of conduct and ethics. Such requests should be made in writing to the attention of Glenn Sonoda, Secretary, Twin Vee PowerCats Co., 3101 US-1 Fort Pierce, Florida 34982.

Limitation of Liability and Indemnification

Our certificate of incorporation and bylaws provides that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

●	any breach of the director’s duty of loyalty to us or to our stockholders;
●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
●	unlawful payment of dividends or unlawful stock repurchases or redemptions; and
●	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

We intend to enter, into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification that will be provided for in our amended and restated certificate of incorporation and amended and restated bylaws. The indemnification agreements and our amended restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law. See the section titled “Executive Compensation — Limitation of Liability and Indemnification” for additional information.

EXECUTIVE COMPENSATION

Our named executive officers for 2020 which consisted of our principal executive officer and the next most highly compensated executive officer, were:

●	Joseph C. Visconti, President and Chief Executive Officer;
●	Preston Yarborough, Vice President; and
●	Donna Barnett, Chief Financial Officer.

Summary Compensation Table

The following table sets forth information regarding the compensation that was paid to our named executive officers during the years ended December 31, 2019 and December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)		All Other Compensation ($)	Total ($)
Joseph C. Visconti	2020	200,000	40,000	(1)	$			240,000
President and Chief Executive Officer

Preston Yarborough	2020	150,000				—	—	150,000
Vice President						—	—

Donna Barnett	2020	100,000				—		100,000
Chief Financial Officer

(1) Consists of bonus paid.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2021, we had not issued any equity awards to any of our named executive directors.

Employment Arrangements with Our Named Executive Officers

As of March 31, 2021, we had not entered into any employment arrangements with any of our named executive directors.

Employee Benefit and Stock Plans

Simple IRA Plan

We maintain a Simple IRA retirement savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the Simple IRA, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax basis through contributions to the Simple IRA plan. The Simple IRA plan authorizes employer safe harbor matching contributions equal to 3% of covered compensation for eligible employees. The Simple IRA plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement program, contributions to the Simple IRA plan and earnings on those contributions are not taxable to the employees until distributed from the Simple IRA plan.

2021 Stock Incentive Plan

On April 8, 2021, our board of directors and our stockholders approved the Twin Vee PowerCats Co. 2021 Stock Incentive Plan, or the 2021 Plan. The 2021 Plan will become effective immediately prior to the closing of the Company’s initial public offering described herein. The principal provisions of the 2021 Plan are summarized below.

Administration

The 2021 Plan vests broad powers in a committee to administer and interpret the 2021 Plan. Our board of directors has initially designated the compensation committee to administer the 2021 Plan. Except when limited by the terms of the 2021 Plan, the compensation committee has the authority to, among other things: select the persons to be granted awards; determine the type, size and term of awards; establish performance objectives and conditions for earning awards; determine whether such performance objectives and conditions have been met; and accelerate the vesting or exercisability of an award. In its discretion, the compensation committee may delegate all or part of its authority and duties with respect to granting awards to one or more of our officers, subject to certain limitations and provided applicable law so permits.

Our board of directors may amend, alter or discontinue the 2021 Plan and the compensation committee may amend any outstanding award at any time; provided, however, that no such amendment or termination may adversely affect awards then outstanding without the holder’s permission. In addition, any amendments seeking to increase the total number of shares reserved for issuance under the 2021 Plan or modifying the classes of participants eligible to receive awards under the 2021 Plan will require ratification by our stockholders in accordance with applicable law. Additionally, as described more fully below, neither the compensation committee nor the board of directors is permitted to reprice outstanding options or stock appreciation rights without shareholder consent.

Eligibility

Any of our employees, directors, consultants, and other service providers, or those of our affiliates, are eligible to participate in the 2021 Plan and may be selected by the compensation committee to receive an award.

Vesting

The compensation committee determines the vesting conditions for awards. These conditions may include the continued employment or service of the participant, the attainment of specific individual or corporate performance goals, or other factors as determined in the compensation committee’s discretion (collectively, “Vesting Conditions”).

Shares of Stock Available for Issuance

Subject to certain adjustments, the maximum number of shares of common stock that may be issued under the 2021 Plan in connection with awards is 1,000,000 shares. In addition, the maximum number of shares of common stock that may be issued under the 2021 Plan will automatically increase on January 1 of each calendar year for a period of ten years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in a number of shares of common stock equal to 4.5% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year; provided, however that the board of directors may act prior to January 1 of a given calendar year to provide that the increase for such year will be a lesser number of shares of common stock. All available shares may be utilized toward the grant of any type of award under the 2021 Plan. The 2021 Plan imposes a $250,000 limitation on the total grant date fair value of awards granted to any non-employee director in his or her capacity as a non-employee director in any single calendar year.

In the event of any merger, consolidation, reorganization, recapitalization, stock split, reverse stock split, split up, spin-off, combination of shares, exchange of shares, stock dividend, dividend in kind, or other like change in capital structure (other than ordinary cash dividends), or other similar corporate event or transaction that affects our common stock, the compensation committee shall make adjustments to the number and kind of shares authorized by the 2021 Plan and covered under outstanding 2021 Plan awards as it determines appropriate and equitable.

Shares subject to 2021 Plan awards that expire without being fully exercised or that are otherwise forfeited, cancelled or terminated may again be made available for issuance under the 2021 Plan. However, shares withheld in settlement of a tax withholding obligation, or in satisfaction of the exercise price payable upon exercise of an option, will not again become available for issuance under the 2021 Plan.

Types of Awards

The following types of awards may be granted to participants under the 2021 Plan: (i) incentive stock options, or ISOs; (ii) nonqualified stock options, or NQOs and together with ISOs, options, (iii) stock appreciation rights, (iv) restricted stock, or (v) restricted stock units.

Stock Options. An option entitles the holder to purchase from us a stated number of shares of common stock. An ISO may only be granted to an employee of ours or our eligible affiliates. The compensation committee will specify the number of shares of common stock subject to each option and the exercise price for such option, provided that the exercise price may not be less than the fair market value of a share of common stock on the date the option is granted. Notwithstanding the foregoing, if ISOs are granted to any 10% stockholder, the exercise price shall not be less than 110% of the fair market value of common stock on the date the option is granted.

Generally, options may be exercised in whole or in part through a cash payment. The compensation committee may, in its sole discretion, permit payment of the exercise price of an option in the form of previously acquired shares based on the fair market value of the shares on the date the option is exercised, through means of  “net settlement,” which involves the cancellation of a portion of the option to cover the cost of exercising the balance of the option or by such other means as it deems acceptable.

All options shall be or become exercisable in accordance with the terms of the applicable award agreement. The maximum term of an option shall be determined by the compensation committee on the date of grant but shall not exceed 10 years (5 years in the case of ISOs granted to any 10% stockholder). In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of common stock with respect to which such ISOs become exercisable for the first time during any calendar year cannot exceed $100,000. ISOs granted in excess of this limitation will be treated as non-qualified stock options.

Stock Appreciation Rights. A stock appreciation right represents the right to receive, upon exercise, any appreciation in a share of common stock over a particular time period. The base price of a stock appreciation right shall not be less than the fair market value of a share of common stock on the date the stock appreciation right is granted. This award is intended to mirror the benefit the participant would have received if the compensation committee had granted the participant an option. The maximum term of a stock appreciation right shall be determined by the compensation committee on the date of grant but shall not exceed 10 years. Distributions with respect to stock appreciation rights may be made in cash, shares of common stock, or a combination of both, at the compensation committee’s discretion.

Unless otherwise provided in an award agreement or determined by the compensation committee, if a participant terminates employment with us (or our affiliates) due to death or disability, the participant’s unexercised options and stock appreciation rights may be exercised, to the extent they were exercisable on the termination date, for a period of twelve months from the termination date or until the expiration of the original award term, whichever period is shorter. If the participant terminates employment with us (or our affiliates) for cause, (i) all unexercised options and stock appreciation rights (whether vested or unvested) shall terminate and be forfeited on the termination date, and (ii) any shares in respect of exercised options or stock appreciation rights for which we have not yet delivered share certificates will be forfeited and we will refund to the participant the option exercise price paid for those shares, if any. If the participant’s employment terminates for any other reason, any vested but unexercised options and stock appreciation rights may be exercised by the participant, to the extent exercisable at the time of termination, for a period of ninety days from the termination date (or such time as specified by the compensation committee at or after grant) or until the expiration of the original option or stock appreciation right term, whichever period is shorter. Unless otherwise provided by the compensation committee, any options and stock appreciation rights that are not exercisable at the time of termination of employment shall terminate and be forfeited on the termination date.

Restricted Stock. A restricted stock award is a grant of shares of common stock, which are subject to forfeiture restrictions during a restriction period. The compensation committee will determine the price, if any, to be paid by the participant for each share of common stock subject to a restricted stock award. The restricted stock may be subject to Vesting Conditions. If the specified Vesting Conditions are not attained, the participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying common stock will be forfeited to us. At the end of the restriction period, if the Vesting Conditions have been satisfied, the restrictions imposed will lapse with respect to the applicable number of shares. Unless otherwise provided in an award agreement or determined by the compensation committee, upon termination a participant will forfeit all restricted stock that then remains subject to forfeiture restrictions.

Restricted Stock Units. Restricted stock units are granted in reference to a specified number of shares of common stock and entitle the holder to receive, on the achievement of applicable Vesting Conditions, shares of common stock. Unless otherwise provided in an award agreement or determined by the Compensation committee, upon termination a participant will forfeit all restricted stock units that then remain subject to forfeiture.

Change in Control

In the event of a change in control, the compensation committee may, on a participant-by-participant basis: (i) cause any or all outstanding awards to become vested and immediately exercisable (as applicable), in whole or in part; (ii) cause any outstanding option or stock appreciation right to become fully vested and immediately exercisable for a reasonable period in advance of the change in control and, to the extent not exercised prior to that change in control, cancel that option or stock appreciation right upon closing of the change in control; (iii) cancel any unvested award or unvested portion thereof, with or without consideration; (iv) cancel any award in exchange for a substitute award; (v) redeem any restricted stock or restricted stock unit for cash and/or other substitute consideration with value equal to the fair market value of an unrestricted share on the date of the change in control; (vi) cancel any outstanding option or stock appreciation right with respect to all common stock for which the award remains unexercised in exchange for a cash payment equal to the excess (if any) of the fair market value of the common stock subject to the option or stock appreciation right over the exercise price of the option or stock appreciation right; (vii) impose vesting terms on cash or substitute consideration payable upon cancellation of an award that are substantially similar to those that applied to the cancelled award immediately prior to the change in control, and/or earn-out, escrow, holdback or similar arrangements, to the extent such arrangements are applicable to any consideration paid to stockholders in connection with the change in control; (viii) take such other action as the compensation committee shall determine to be reasonable under the circumstances; and/or (ix) in the case of any award subject to Section 409A of the Code, the compensation committee shall only be permitted to use discretion to alter the settlement timing of the award to the extent that such discretion would be permitted under Section 409A of the Code.

Repricing

Neither our board of directors nor the compensation committee may, without obtaining prior approval of our stockholders: (i) implement any cancellation/re-grant program pursuant to which outstanding options or stock appreciation rights under the 2021 Plan are cancelled and new options or stock appreciation rights are granted in replacement with a lower exercise per share; (ii) cancel outstanding options or stock appreciation rights under the 2021 Plan with an exercise price per share in excess of the then current fair market value per share for consideration payable in our equity securities; or (iii) otherwise directly reduce the exercise price in effect for outstanding options or stock appreciation rights under the 2021 Plan.

Miscellaneous

Generally, awards granted under the 2021 Plan shall be nontransferable except by will or by the laws of descent and distribution. No participant shall have any rights as a stockholder with respect to shares covered by options or restricted stock units, unless and until such awards are settled in shares of common stock. The Company’s obligation to issue shares or to otherwise make payments in respect of 2021 Plan awards will be conditioned on the Company’s ability to do so in compliance with all applicable laws and exchange listing requirements. The awards will be subject to our recoupment and stock ownership policies, as may be in effect from time to time. The 2021 Plan will expire 10 years after it becomes effective.

Grants Contingent on Effectiveness of the Offering

In addition, upon the initial public offering, all non-employee directors will receive initial grants of non-qualified stock options under the 2021 Plan, as described in the section titled “Equity Compensation” above. All of the benefits that will be awarded or paid under the 2021 Plan are at the discretion of the Compensation Committee and except for the stock option awards noted above, no other awards have been approved under the 2021 Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Each of the related party transactions described below was negotiated on an arm’s length basis. We believe that the terms of such agreements are as favorable as those we could have obtained from parties not related to us. The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2019 or any currently proposed transaction in which:

• we have been or are to be a party to;

• the amount involved exceeded or exceeds $120,000 or 1% of the average of our total assets as of the end of the last two completed fiscal years; and

• any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

For information on our compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, see the sections titled “Management” and “Executive Compensation,”

We lease our facility from Visconti Holdings, LLC, (“Visconti Holdings”) an entity owned and controlled by our Chief Executive Officer, President and Director, Joseph Visconti, pursuant to a lease agreement (the “Lease Agreement”), dated January 1, 2021, by and among the Company, Visconti Holdings, LLC and Twin Vee Powercats, Inc., our parent company. The Lease Agreement currently has a 5-year term, with an option to renew for an additional 5-year term. We currently pay Visconti Holdings $26,500 per month plus applicable sales and use tax, which is currently 7% in St. Lucie County.

During the year ended December 31, 2018, we entered into a loan and promissory note with Joseph C. Visconti. The principal amount of the loan was $525,500, together with a simple interest rate of 6% on the balance of principal remaining unpaid. During the years ended December 31, 2020 and 2019, we repaid $497,650 and $0, respectively. At December 31, 2020 and 2019, the outstanding amount of the note payable was $27,850 and $525,500, respectively. Accrued interest at December 31, 2020 and 2019, amounted to $62,317 and $31,530, respectively. Subsequent to year end, the note has been paid in full.

During the three months ended March 31, 2021 and 2020, we had purchases of $90,417 and $0, respectively, from a related party.

During the three months ended March 31, 2021 and 2020, we received cash of $24,300 and $0 from our affiliate companies and paid $15,808 and $1,600 to our affiliate companies, respectively.

During the three months ended March 31, 2021 and 2020, we recorded management fees of $10,500 and $0, respectively; paid to its shareholder parent company.

Indemnification Agreements

We intend to enter, into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification that will be provided for in our amended and restated certificate of incorporation and amended and restated bylaws. The indemnification agreements and our amended restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law. See the section titled “Executive Compensation — Limitation of Liability and Indemnification” for additional information.

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest and/or improper valuation (or the perception thereof). Prior to the closing of this offering, our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly-held common stock that is listed on the Nasdaq Stock Market. Under the new policy:

• any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by the Audit Committee; and

• any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

• management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

• management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

• management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with the Securities Act and the Exchange Act and related rules; and

• management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director, should consider whether such transaction would compromise the director’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, the Nasdaq Stock Market, and the Code.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of May 27, 2021, 2021 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of the named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 4,000,000 shares of our common stock outstanding as of May 27, 2021. We have based our calculation of the percentage of beneficial ownership after this offering on 6,800,000 shares of our common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares and based on an assumed initial public offering price of $5.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of May 27, 2021, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Twin Vee PowerCats Co. 3101 S. US-1 Ft. Pierce, Florida 34982.

	Shares Beneficially Owned		Shares Beneficially Owned
	Prior to this Offering		After this Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
Named Executive Officers and Directors
Joseph Visconti (1)	2,245,600	56.14%		33.02%
Preston Yarborough	*
Peter Melvin	*
Neil Ross	*
Steven A. Shallcross	*
Donna Barnett	*
All executive officers and directors as a group (6 persons)
5% Stockholders
Twin Vee Powercats, Inc(1)	4,000,000	100%		58.82%

*	Represents beneficial ownership of less than one percent.

(1)	Joseph Visconti is the Chairman of the Board and Chief Executive Officer of our parent company, Twin Vee Powercats, Inc., and owns 56.14% of the outstanding stock of Twin Vee Powercats, Inc. Twin Vee Powercats, Inc. is the owner of 4,000,000 shares of common stock, which prior to this offering represents all of our outstanding shares of common stock. As a controlling shareholder of Twin Vee Powercats, Inc., Mr. Visconti is deemed to have control over the shares of common stock of our company owned by Twin Vee Powercats, Inc. Mr. Visconti disclaims beneficial ownership of these securities.

DESCRIPTION OF CAPITAL STOCK

General

Our certificate of incorporation authorizes capital stock consisting of:

•	50,000,000 shares of common stock, par value $0.001 per share; and
•	10,000,000 shares of preferred stock, par value $0.001 per share.

We are selling 2,800,000 shares of common stock in this offering based on an assumed initial public offering price of $5.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. All of our common stock outstanding upon consummation of this offering will be fully paid and non-assessable.

The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to the certificate of incorporation and by-laws. We urge you to read our certificate and our by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our certificate and our by-laws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting. The holders of our common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and subject to any rights of preferred stockholders, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our common stock do not have preemptive, subscription, redemption, or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our Board of Directors has the authority, without action by our stockholders, to designate and issue up to 10 million shares of preferred stock in one or more series or classes and to designate the rights, preferences and privileges of each series or class, which may be greater than the rights of our common stock. There are no shares of preferred stock designated or outstanding. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of the preferred stock. However, the effects might include:

●	restricting dividends on our common stock;
●	diluting the voting power of our common stock;
●	impairing liquidation rights of our common stock; or
●	delaying or preventing a change in control of us without further action by our stockholders.

The Board of Directors’ authority to issue preferred stock without stockholder approval could make it more difficult for a third-party to acquire control of our company and could discourage such attempt. We have no present plans to issue any shares of preferred stock.

Forum Selection

Our certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us, any director or our officers or employees arising pursuant to any provision of the DGCL, our certificate of incorporation or our by-laws; or (iv) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine, except, as to each of clauses (i) through (iv) above, for any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. The certificate of incorporation further provides that the choice of the Court of Chancery as the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Corporation does not apply to suits to enforce a duty or liability created by the Securities Act or the Exchange Act.

Anti-Takeover Provisions

Our certificate of incorporation and by-laws contain provisions that may delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Classified Board of Directors. Our certificate divides our board of directors into staggered three-year terms. In addition, our certificate and our by-laws provide that directors may be removed only for cause. Under our certificate and by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even though less than a quorum of the board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Authorized but Unissued Shares. The authorized but unissued shares of our common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq Stock Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Stockholder Action by Written Consent. Our certificate and our by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may be taken by written consent in lieu of a meeting only if the action to be effected by such written consent and the taking of such action by such written consent have been previously approved by the board of directors.

Special Meetings of Stockholders. Our by-laws also provide that, except as otherwise required by law, special meetings of the stockholders may only be called by our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Amendment of Certificate of Incorporation or By-laws. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Upon completion of this offering, our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be eligible to cast in an election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be eligible to cast in an election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate described in the prior three paragraphs.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate and by-laws provide indemnification for our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our certificate includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of these provisions is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his duty of loyalty to us or our stockholders;
•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	any transaction from which the director derived an improper personal benefit; or
•	improper distributions to stockholders.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Dissenters’ Rights of Appraisal and Payment

Under the Delaware General Corporation Law, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Twin Vee Powercats, Inc. Pursuant to the Delaware General Corporation Law, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the Delaware General Corporation Law, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Interwest Transfer Company, Inc.

Trading Symbol and Market

We intend to apply to list our common stock on the Nasdaq Capital Market under the symbol “VEEE.”

SHARES ELIGIBLE FOR FUTURE SALE

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market following the offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate.

Upon completion of the offering, we will have outstanding an aggregate of 6,800,000 shares of our common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options based on an assumed initial public offering price of $5.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. Of these shares, all of the shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act.

Upon consummation of this offering, our existing stockholders will hold 4,000,000 shares of common stock. The shares of common stock will be “restricted securities” as defined in Rule 144 unless we register such issuances. Pre-IPO shares are subject to a lock-up agreement and will not be distributed or transferred for a period of one year from the date of closing.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the completion of this offering, a person (or persons whose shares are required to be aggregated) who is an affiliate and who has beneficially owned our shares for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares of common stock immediately after completion of this offering; or
•	the average weekly trading volume in our shares on the applicable stock exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares of common stock proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months (including the holding period of any prior owner other than an affiliate), would be entitled to sell an unlimited number of such shares without restriction. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of affecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, our executive officers and directors, and our sole stockholder prior to completion of this offering, have agreed, without the prior written consent of the representative not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of ours or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of one year after the date of this prospectus in the case of our directors, executive officers, and our sole stockholder, and six months with respect to us.

Equity Awards

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants, or advisors who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Following the offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately shares of common stock issued or issuable upon the exercise of stock options, subject to outstanding options or reserved for issuance under our employee and director stock benefit plans. Accordingly, shares registered under the registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or rising out of other non-income tax rules, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

• banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

• persons subject to the alternative minimum tax or the tax on net investment income;

• persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

• tax-exempt organizations or governmental organizations;

• pension plans and tax-qualified retirement plans;

• controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

• partnerships or other entities or arrangements treated as partnership for U.S. federal income tax purposes (and investors therein);

• brokers or dealers in securities or currencies;

• traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

• persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

• certain former citizens or long-term residents of the United States;

• persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

• persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

• persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); and

• persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.

This summary is for informational purposes only and is not tax advice. Each non-U.S. holder is urged to consult its own tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a “U.S. person” nor an entity (or arrangement) treated as a partnership. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;
•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock, and we do not anticipate paying any dividends on our common stock following the completion of this offering. However, if we do make distributions of cash or property on our common stock to non-U.S. holders, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will first constitute a return of capital and will reduce each non-U.S. holder’s adjusted tax basis in our common stock, but not below zero. Any additional excess will then be treated as capital gain from the sale of stock, as discussed under “Gain on Disposition of Common Stock.”

Subject to the discussions below on effectively connected income, and backup withholding and Compliance Act, or FATCA, withholding, any dividend paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. In order to receive a reduced treaty rate, such non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced treaty rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If such non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Each non-U.S. holder should consult its own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends received by a non-U.S. holder that are treated as effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on backup withholding and FATCA withholding. To claim this exemption, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if a non-U.S. holder is a corporation, dividends such non-U.S. holder receives that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. Each non-U.S. holder should consult its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

• the gain is effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

• such non-U.S. holder is an individual who is present in the United States for an aggregate 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

• our common stock constitutes a United States real property interest, or USRPI, by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

A non-U.S. holder described in the first bullet above will be required to pay U.S. federal income tax on the gain derived from the sale (net of certain deductions and credits) under regular graduated U.S. federal income tax rates. Such a non-U.S. holder that is a corporation may be subject to the branch profits tax at a 30% rate on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items. A lower rate may be specified by an applicable income tax treaty.

A non-U.S. holder described in the second bullet above will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses of such non-U.S. holder for the taxable year, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Each non-U.S. holder should consult its own tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding

Generally, we or an applicable withholding agent must report annually to the IRS the amount of dividends paid to a non-U.S. holder, such non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to such non-U.S. holder. Pursuant to any applicable income tax treaty or other agreement, the IRS may make such report available to the tax authority in such non-U.S. holder’s country of residence.

Dividends paid by us (or our paying agent) to a non-U.S. holder may also be subject to backup withholding at a current rate of 24%.

Such information reporting and backup withholding requirements may be avoided, however, if such non-U.S. holder establishes an exemption by providing a properly executed, and applicable, IRS Form W-8, or otherwise establishes an exemption. Generally, such information reporting and backup withholding requirements will not apply to a non-U.S. holder where the transaction is effected outside the United States, through a non-U.S. office of a non-U.S. broker. Notwithstanding the foregoing, backup withholding and information reporting may apply, however, if the applicable withholding agent has actual knowledge, or reason to know, that such non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Sections 1471 to 1474 of the Code, Treasury Regulations issued thereunder and related official IRS guidance, commonly referred to as FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “foreign financial institution” (as defined under FATCA, and which may include banks, traditional financial institutions, investment funds, and certain holding companies), unless such institution enters into an agreement with the U.S. Department of the Treasury to, among other things, identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined under FATCA), report annually substantial information about such accounts, and withhold on certain payments to non-compliant foreign financial institutions and certain other account holders. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “non-financial foreign entity” (as specially defined under FATCA), unless such entity provides identifying information regarding each direct or indirect “substantial United States owners” (as defined under FATCA), certifies that it does not have any substantial United States owners, or otherwise establishes an exemption. Accordingly, the institution or entity through which our common stock is held will affect the determination of whether such withholding is required.

The withholding obligations under FATCA generally apply to dividends on our common stock. Such withholding will apply regardless of whether the beneficial owner of the payment otherwise would be exempt from withholding pursuant to an applicable tax treaty with the United States, the Code, or other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Under proposed regulations, FATCA withholding on payments of gross proceeds has been eliminated. These proposed regulations are subject to change.

An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors are encouraged to consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

ThinkEquity, a division of Fordham Financial Management, Inc., is acting as representative of the underwriters. Subject to the terms and conditions of an underwriting agreement between us and the representative, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
ThinkEquity, a division of Fordham Financial Management, Inc.
Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the underwriting agreement. The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares of common stock are taken, other than those shares of common stock covered by the over-allotment option described below.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Over-Allotment Option

We have granted a 45-day option to the representative of the underwriters to purchase up to 420,000 additional shares of our common stock at a public offering price of $            per share, solely to cover over-allotments, if any. The underwriters may exercise this option for 45 days from the date of this prospectus solely to cover sales of shares of common stock by the underwriters in excess of the total number of shares of common stock set forth in the table above. If any of these additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Discounts and Commissions

The underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at those prices less a concession not in excess of $          per share of common stock. If all of the shares of common stock offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise of the over-allotment option we granted to the representative of the underwriters.

	Per Share	Total Without Over- allotment Option	Total With Over- allotment Option
Public offering price	$	$	$
Underwriting discount (7%)	$	$	$
Proceeds, before expenses, to us	$	$	$
Non-accountable expense allowance (1%)	$	$	$

We have agreed to pay a non-accountable expense allowance to the representative of the underwriters equal to 1% of the gross proceeds received at the closing of the offering. We have paid an expense deposit of $40,000 to the representative, which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering, and will be reimbursed to us to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(A).

We have also agreed to pay certain of the representatives expenses relating to the offering, including; (a) fees and expenses of the underwriter’s legal counsel not to exceed $125,000; (b) a $29,500 cost associated with the underwriters use of Ipreo’s book-building, prospectus tracking and compliance software for the offering; and (c) $10,000 for data services and communications expenses.

Our total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately $2,683,371.

Representative’s Warrants

Upon closing of this offering, we have agreed to issue to the representative as compensation warrants to purchase up to __________ shares of common stock (5% of the aggregate number of shares of common stock sold in this offering, or the representative’s warrants). The representative’s warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share in this offering. The representative’s warrants are exercisable at any time and from time to time, in whole or in part, during the four and one half year period commencing 180 days from the effective date of the registration statement of which this prospectus is a part.

The representative’s warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1)(A) of FINRA. The representative (or permitted assignees under Rule 5110(e)(1)(A)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the registration statement of which this prospectus is a part. In addition, the warrants provide for registration rights upon request, in certain cases. The sole demand registration right provided will not be greater than five years from the effective date of the registration statement in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the effective date of the registration statement in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, our executive officers and directors, and our sole stockholder prior to completion of this offering, have agreed, without the prior written consent of the representative not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of ours or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of one year after the date of this prospectus in the case of our directors, executive officers, and our sole stockholder, and six months with respect to us.

Right of First Refusal

Until twenty-four (24) months from the closing date of this offering, the representative will have an irrevocable right of first refusal, in its sole discretion, to act as sole investment banker, sole book-runner, and/or sole placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such twenty-four (24) month period, on terms customary to the representative. The representative will have the sole right to determine whether or not any other broker-dealer will have the right to participate in any such offering and the economic terms of any such participation. The representative will not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of common stock offered hereby to any accounts over which they have discretionary authority.

Nasdaq Capital Market Listing

We intend to apply to have our common stock listed on the Nasdaq Capital Market under the symbol “VEEE.”

Determination of Offering Price

The public offering price of the securities we are offering was negotiated between us and the underwriters. Factors considered in determining the public offering price of the shares include the history and prospects of the Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Other

From time to time, certain of the underwriters and/or their affiliates may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, no underwriter has provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares common stock in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our common stock or reduce any short position by bidding for, and purchasing, common stock in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing shares of common stock in this offering because the underwriter repurchases the shares of common stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the national securities exchange on which our shares of common stock are traded, in the over-the-counter market, or otherwise.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);
●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or
●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 ;and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, or “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

●	Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon for us by Gracin & Marlow, LLP, New York, New York. Sichenzia Ross Ference LLP is acting as counsel for the underwriters.

EXPERTS

Grassi & Co., CPAs, P.C. (“Grassi”), independent registered public accounting firm, has audited our financial statements at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Grassi’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website that contains the registration statement of which this prospectus forms a part, as well as the exhibits thereto. These documents, along with future reports, proxy statements and other information about us, are available at the SEC’s website, www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, as amended, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at the SEC’s website, www.sec.gov. We also maintain a website at www.inhibikase.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, as amended, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at the SEC’s website, www.sec.gov. We also maintain a website www.twinvee.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholders of
Twin Vee Catamarans, Inc.
Fort Pierce, Florida

Opinion on the Financial Statement

We have audited the accompanying financial statements of Twin Vee Catamarans, Inc. (the “Company”), which comprise the balance sheets at December 31, 2020 and 2019, and the related statements of operations, stockholders’ equity and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019 and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRASSI & CO., CPAs, P.C.

We have served as the Company’s auditor since 2020.

Jericho, New York

March 15, 2021, except for Notes 1, 13 and 14, as to which date is May 28, 2021

50 JERICHO QUADRANGLE, STE. 200, JERICHO, NY 11753 P: 516.336.2450 • F: 516.256.3510 • GRASSICPAS.COM NEW YORK | NEW JERSEY | MASSACHUSETTS | FLORIDA	AN INDEPENDENT FIRM ASSOCIATED WITH MOORE GLOBAL NETWORK LIMITED

TWIN VEE CATAMARANS, INC.
BALANCE SHEETS

	December 31,	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$891,816	$215,574
Inventories, net	936,676	704,156
Due from affiliated companies	6,100	—
Prepaid expenses and other current assets	350	12,196
Total current assets	1,834,942	931,926

Property and equipment, net	1,365,029	1,325,978
Operating right of use asset	1,279,595	—
Security deposit	25,000	—
Total assets	$4,504,566	$2,257,904

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$799,280	$863,642
Accrued liabilities	142,936	158,050
Contract liability	6,784	71,502
Warranty reserve	75,000	75,000
Capital leases	—	445,760
Notes payable - related party	27,850	—
Due to affiliated companies	92,843	2,843
Liability right of use assets	295,374	—
Total current liabilities	1,440,067	1,616,797

Long-term operating lease liabilities	1,015,759	—
Notes payable - EIDL loan	499,900	—
Notes Payable - related party	—	525,500
Total Liabilities	2,955,726	2,142,297

Commitments and contingencies (Note 10)

Stockholders’ equity:
Common stock, $0.001 par value, authorized shares 50,000,000; Issued and outstanding 4,000,000 and ,4000,000, respectively	4,000	4,000
Additional paid-in capital	2,551,387	2,289,231
Accumulated deficit	(1,006,547)	(2,177,624)
Total stockholders’ equity	1,548,840	115,607
Total liabilities and stockholders’ equity	$4,504,566	$2,257,904

See accompanying notes to financial statements

TWIN VEE CATAMARANS, INC.
STATEMENTS OF OPERATIONS

	Years Ended
	December 31,
	2020	2019
Net sales	$11,063,619	$10,432,517
Cost of products sold	6,289,316	6,354,968
Gross Profit	4,774,303	4,077,549

Costs and expenses:
Salaries and wages	2,857,773	3,241,981
Selling and administrative	872,669	786,548
Professional fees	167,299	95,191
Depreciation	155,728	115,056
Total operating costs	4,053,469	4,238,776

Income / (Loss) from operations	720,834	(161,227)

Other income (expense):
Gain on sale of assets	19,327	—
Forgiveness of PPP loan	609,500	—
Interest expense	(178,584)	(165,468)
Total other income (expense), net	450,243	(165,468)
Net income / (loss) before income tax expense	1,171,077	(326,695)

Net income / (loss)	$1,171,077	$(326,695)

Basic and diluted income / (loss) per common share	$0.29	$(0.08)

Weighted average common shares outstanding basic and diluted	4,000,000	4,000,000

See accompanying notes to financial statements

TWIN VEE CATAMARANS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

			Additional
	Common Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance, December 31, 2018	4,000,000	$4,000	$1,034,737	$(1,850,929)	$(812,192)

Capital contribution of advances from parent	—	—	1,254,494	—	1,254,494
Net loss	—	—	—	(326,695)	(326,695)
Balance, December 31, 2019	4,000,000	$4,000	$2,289,231	$(2,177,624)	$115,607

Capital contribution of advances from parent	—	—	262,156	—	262,156
Net income	—	—	—	1,171,077	1,171,077
Balance, December 31, 2020	4,000,000	$4,000	$2,551,387	$(1,006,547)	$1,548,840

See accompanying notes to financial statements

TWIN VEE CATAMARANS, INC.
STATEMENTS OF CASH FLOWS

	Years Ended
	December 31,
	2020 (restated)	2019
Operating activities
Net income / (loss)	$1,171,077	$(326,695)
Adjustments to reconcile net income / (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	155,728	115,056
Gain on disposal of fixed assets	(19,327)	—
Gain on forgiveness of PPP loan	(609,500)	—
Amortization of operating right of use asset	307,143	—
Changes in operating assets and liabilities:
Accounts receivable	—	74,452
Inventories	(232,520)	163,062
Prepaid expenses and other current assets	11,846	(12,196)
Other assets	—	10,721
Accounts payable	(64,362)	(103,192)
Accrued expenses	(15,114)	(9,064)
Contract Liability	(64,718)	(64,403)
Net cash provided by (used in) operating activities	640,253	(152,259)

Investing activities
Security deposit	(25,000)	—
Proceeds from sale of equipment	349,744	—
Purchases of property and equipment	(525,196)	(675,740)
Net cash used in investing activities	(200,452)	(675,740)

Financing activities
Capital contributions from Parent, net	262,156	1,254,494
Proceeds from EIDL Loan	499,900	—
Proceeds from PPP loan	609,500	—
Repayment of note payable related party	(497,650)	—
Operating lease liabilities	(275,605)	(117,533)
Payment of capital lease obligations	(445,760)	—
Advances from related parties	90,000	9,113
Repayment to related parties	(6,100)	(126,270)
Net cash provided by financing activities	236,441	1,019,824

Net increase in cash	676,242	191,825
Cash at beginning of year	215,574	23,749
Cash at end of year	$891,816	$215,574

Noncash investing and financing activities:
Operating right of use assets obtained in exchange for operating lease liabilities	$1,586,738	$—

See accompanying notes to financial statements

TWIN VEE CATAMARANS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

1. Significant Accounting Policies

Organization

Twin Vee Catamarans, Inc.. (“Twin Vee” “we”, ‘us” or the “Company”) is a designer, manufacturer and marketer of recreational power catamaran boats. Twin Vee’s home base operations in Fort Pierce, Florida is a 7.5-acre facility with several buildings totaling over 75,000 square feet. We employ approximately 85 people, some of whom have been with the Company for over twenty years. We primarily sell our boats through a current network of 16 independent dealers in 22 locations across North America and the Caribbean, who resell the boats to the end-user Twin Vee customers.

In April 2021, the Company changed its name to Twin Vee PowerCats Co. and converted from a Florida corporation to a Delaware corporation. The Company filed a Certificate of Incorporation with the state of Delaware to authorize the Company to issue 50,000,000 shares of common stock and 10,000,000 shares of preferred stock, each with a par value of $0.001.

Common Stock Split

On May 13, 2021, the Company effected a forty-thousand (40,000)-for-one stock split to the shareholder of record as of May 13, 2021. The  stock split was in the form of a common stock dividend of 3,999,900 new shares and all share and per share information has been retroactively adjusted to reflect the stock split.

Revenue Recognition

The Company’s revenue is derived primarily from the sale of boats, motors and trailers, to its independent dealers. The Company recognizes revenue when obligations under the terms of a contract are satisfied and control over promised goods is transferred to the dealer. For the majority of sales, this occurs when the product is released to the carrier responsible for transporting it to a dealer. The Company typically receives payment within five business days of shipment. Revenue is measured as the amount of consideration it expects to receive in exchange for a product. The Company offers dealer incentives that include wholesale rebates, retail rebates and promotions, floor plan reimbursement or cash discounts, and other allowances that are recorded as reductions of revenues in net sales in the statements of operations. The consideration recognized represents the amount specified in a contract with a customer, net of estimated incentives the Company reasonably expects to pay. The estimated liability and reduction in revenue for dealer incentives is recorded at the time of sale. Subsequent adjustments to incentive estimates are possible because actual results may differ from these estimates if conditions dictate the need to enhance or reduce sales promotion and incentive programs or if dealer achievement or other items vary from historical trends. Accrued dealer incentives are included in accrued expenses and other current liabilities in the accompanying balance sheets.

The Company accounts for revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606 which was adopted at the beginning of fiscal year 2018 using the modified retrospective method. The Company did not recognize any cumulative-effect adjustment to retained earnings upon adoption as the effect was immaterial.

Payment received for the future sale of a boat to a customer is recognized as a customer deposit, which is included in contract liabilities on the balance sheet. Customer deposits are recognized as revenue when control over promised goods is transferred to the customer. The customer deposit balance as of December 31, 2020 and 2019, was $6,784 and $71,502 respectively, and is expected to be recognized as revenue within a one-year period.

Rebates and Discounts

Dealers earn wholesale rebates based on purchase volume commitments and achievement of certain performance metrics. The Company estimates the amount of wholesale rebates based on historical achievement, forecasted volume, and assumptions regarding dealer behavior. Rebates that apply to boats already in dealer inventory are referred to as retail rebates. The Company estimates the amount of retail rebates based on historical data for specific boat models adjusted for forecasted sales volume, product mix, dealer and consumer behavior, and assumptions concerning market conditions. The Company also utilizes various programs whereby it offers cash discounts or agrees to reimburse its dealers for certain floor plan interest costs incurred by dealers for limited periods of time, generally ranging up to nine months.

Shipping and Handling Costs

Shipping and handling costs includes those costs incurred to transport product to customers and internal handling costs, which relate to activities to prepare goods for shipment. The Company has elected to account for shipping and handling costs associated with outbound freight after control over a product has transferred to a customer as a fulfillment cost. The Company includes shipping and handling costs, including costs billed to customers, in cost of sales in the statements of operations.

Other Revenue Recognition Matters

Dealers generally have no right to return unsold boats. Occasionally, the Company may accept returns in limited circumstances and at the Company’s discretion under its warranty policy. The Company may be obligated, in the event of default by a dealer, to accept returns of unsold boats under its repurchase commitment to floor financing providers, who are able to obtain such boats through foreclosure. The repurchase commitment is on an individual unit basis with a term from the date it is financed by the lending institution through the payment date by the dealer, generally not exceeding 30 months.

The Company has excluded sales and other taxes assessed by a governmental authority in connection with revenue-producing activities from the determination of the transaction price for all contracts. The Company has not adjusted net sales for the effects of a significant financing component because the period between the transfer of the promised goods and the customer’s payment is expected to be one year or less.

Concentrations of Credit and Business Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of trade receivables. Credit risk on trade receivables is mitigated as a result of the Company’s use of trade letters of credit, dealer floor plan financing arrangements, and the geographically diversified nature of the Company’s customer base. The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high quality federally insured financial institutions. However, cash balances in excess of the Federal Deposit Insurance Corporation (“FDIC”) insured limit of $250,000 are at risk. During the years ended December 31, 2020 and 2019, the Company had $320,863 and $0 in excess of FDIC insured limits.

Supplier Concentrations

The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. Business risk insurance is in place to mitigate the business risk associated with sole suppliers for sudden disruptions such as those caused by natural disasters.

The Company is dependent on third-party equipment manufacturers, distributors, and dealers for certain parts and materials utilized in the manufacturing process. During the years ended December 31, 2020 and 2019, the Company purchased all engines for its boats under a supply agreement with a single vendor. Total purchases to this vendor were $1,898,327 and $1,782,606 respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States “U.S. GAAP” requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Included in those estimates are assumptions about allowances for inventory obsolescence, useful life of fixed assets, warranty reserves and bad-debt reserves.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less at the time of purchase. On December 31, 2020 and December 31, 2019, the Company did not have any cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued liabilities and notes payable to stockholder approximate their fair values as of December 31, 2020 and December 31, 2019, respectively, because of their short-term natures.

Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in, first-out (FIFO) method. Net realizable value is defined as sales price less cost of completion, disposable and transportation and a normal profit margin. Production costs, consisting of labor and overhead, are applied to ending finished goods inventories at a rate based on estimated production capacity. Excess production costs are charged to cost of products sold. Provisions have been made to reduce excess or obsolete inventories to their net realizable value.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets, except for assets held under capital leases, for which the Company records depreciation and amortization based on the shorter of the asset’s useful life or the term of the lease. The estimated useful lives of property and equipment range from three to five years. Upon sale or retirement, the cost and related accumulated depreciation and amortization are eliminated from their respective accounts, and the resulting gain or loss is included in results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

Impairment of Long-Lived Assets

Management assesses the recoverability of its long-lived assets when indicators of impairment are present. If such indicators are present, recoverability of these assets is determined by comparing the undiscounted net cash flows estimated to result from those assets over the remaining life to the assets’ net carrying amounts. If the estimated undiscounted net cash flows are less than the net carrying amount, the assets would be adjusted to their fair value, based on appraisal or the present value of the undiscounted net cash flows.

Product Warranty Costs

As required by FASB ASC Topic 460, Guarantees, the Company is including the following disclosure applicable to its product warranties.

The Company accrues for warranty costs based on the expected material and labor costs to provide warranty replacement products. The methodology used in determining the liability for warranty cost is based upon historical information and experience. The Company’s warranty reserve is calculated as the gross sales multiplied by the historical warranty expense return rate.

The following table shows the changes in the aggregate product warranty liability for the year’s ended December 31, 2020 and December 31, 2019, respectively:

	2020	2019
Balance as of beginning of year	$75,000	$75,000
Less: Payments made	(63,606)	(59,668)
Add: Provision for current years warranty	63,606	59,668

Balance as of end of year	$75,000	$75,000

Advertising Costs

Advertising and marketing costs are expensed as incurred. During the years ended December 31, 2020 and 2019, advertising costs incurred by the Company totaled $28,736 and $19,570, respectively, and are included in selling and administrative expenses in the accompanying statements of operations.

Leases

The Company adopted FASB Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”), using the modified retrospective adoption method with an effective date of January 1, 2019. This standard requires all lessees to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments.

Under Topic 842, the Company applied a dual approach to all leases whereby the Company is a lessee and classifies leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the Company. Lease classification is evaluated at the inception of the lease agreement.

Paycheck Protection Program

As U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on the facts and circumstances, the Company determined it most appropriate to account for the Paycheck Protection Program (“PPP”) loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 “(IAS 20)”, Accounting for Government Grants and Disclosure of Government Assistance. Under the provisions of IAS 20, “a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.” IAS 20 does not define “reasonable assurance”; however, based on certain interpretations, it is analogous to “probable” as defined in FASB ASC Subtopic 450-20-20 under U.S. GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e. qualified expenses). Further, IAS 20 permits for the recognition in earnings either (1) separately under a general heading such as other income, or (2) as a reduction of the related expenses. The Company has elected to recognize government grant income separately within other income to present a clearer distinction in its financial statements between its operating income and the amount of net income resulting from the PPP loan and forgiveness.

Income Taxes

In accordance with U.S. GAAP, the Company follows the guidance in FASB ASC Topic 740, Accounting for Uncertainty in Income Taxes. At December 31, 2020, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements.

Income or loss and credits from the Company are passed through to their members and reported on the members’ income tax returns. As such, there is no provision for income taxes. If applicable, the Company would recognize interest and penalties associated with tax matters as part of operating expenses and include accrued interest and penalties with the related tax liability in its financial statements.

Recent Accounting Pronouncements

All other newly issued accounting pronouncements not yet effective have been deemed either immaterial or not applicable.

2. Inventories

At December 31, 2020 and 2019 inventories consisted of the following:

	2020	2019

Raw materials	$763,633	$511,166
Work in process	173,043	192,990

Total inventory	$936,676	$704,156

3. Property and Equipment

At December 31, 2020 and 2019, property and equipment consisted of the following:

	December 31,
	2020	2019

Machinery and equipment	$985,862	$1,054,696
Furniture and fixtures	1,850	1,850
Leasehold improvements	228,875	109,499
Software and website development	113,120	101,320
Computer hardware and software	49,967	49,967
Boat molds	126,000	126,000
New model development	146,232	56,462
	1,651,906	1,499,794
Less accumulated depreciation and amortization	(286,877)	173,816)
	$1,365,029	$1,325,978

Depreciation and amortization expense of property and equipment for the years ended December 31, 2020 and 2019 is $155,728 and $115,056, respectively.

4. Leases – Related Party

Operating right of use assets and operating lease liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating right of use assets represent our right to use an underlying asset and is based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, we estimate incremental secured borrowing rates corresponding to the maturities of the leases. As we have outstanding secured debt, we used the rate based on loan of 1.67%.

Our office lease contains rent escalations over the lease term. We recognize expense for this office lease on a straight-line basis over the lease term. Additionally, tenant incentives used to fund leasehold improvements are recognized when earned and reduce our right-of-use asset related to the lease. These are amortized through the right-of-use asset as reductions of expense over the lease term.

The Company leases its office and warehouse facilities, and the land which are located at 3101 S US-1, Fort Pierce, Florida (he “Property”) from Visconti Holdings, LLC. Visconti Holdings, LLC is a single member LLC that holds the ownership of the Property and its sole member is Joseph C Visconti is the CEO and majority shareholder of the Company. The Company entered into the lease on January 1, 2020 and the lease has a term of five years. The current payment is $25,000 per month including property taxes and the lease required a $25,000 security deposit. On January 1, 2021, the Company entered into a revised five-year lease agreement with a monthly rent of $30,000.

Supplemental balance sheet information related to leases was as follows:

		December 31,
Operating Leases	Classification	2020
Right-of-use assets	Operating right of use assets	$1,279,595

Current lease liabilities	Current operating lease liabilities	295,374
Non current lease liabilities	Long-term operating lease liabilities	1,015,759
Total lease liabilities		$1,311,133

Lease term and discount rate were as follows:

December 31,
2020
Weighted average remaining lease term (years)	4.0
Weighted average discount rate	1.67%

Year ended December 31,
2020
Operating lease cost	$303,910
Variable lease cost (1)
Total lease costs	$303,910

(1) Variable lease cost primarily relates to common area maintenance, property taxes and insurance on leased real estate.

Supplemental disclosures of cash flow information related to leases were as follows:

December 31,
2020
Cash paid for operating lease liabilities	$300,000
Operating right of use assets obtained in exchange for operating lease liabilities	$1,311,133

Maturities of lease liabilities were as follows as of December 31, 2020:

Operating
Leases
2021	$315,000
2022	330,750
2023	347,287
2024	364,652
Total	1,357,689
Less: Imputed interest	(46,556)
Present value of lease liabilities	$1,311,133

5. Accrued Liabilities

At December 31, 2020 and December 31, 2019, accrued liabilities consisted of the following:

	2020	2019
Accrued wages and benefits	$60,988	$77,368
Accrued expenses relating to vendors and others	—	45,719
Interest	62,317	31,530
Other	19,631	3,433
	$142,936	$158,050

6. Notes Payable – Related Party

At December 31,2018, the Company entered into a loan and promissory note with Joseph C. Visconti, the CEO and majority shareholder of the Company. The principal amount of the loan was $525,500, together with a simple interest rate of 6% on the balance of principal remaining unpaid. During the years ended December 31, 2020 and 2019, the Company repaid $497,650 and $0, respectively. At December 31, 2020 and 2019, the outstanding amount of the note payable was $27,850 and $525,500, respectively. Accrued interest at December 31, 2020 and 2019, amounted to $62,317 and $31,530, respectively. Subsequent to year end, the note has been paid in full.

7. Capital Lease Obligations

The Company’s property under capital leases, which is included in property and equipment, is summarized as follows at December 31:

	2020	2019
Equipment	$-	$444,314
Less - accumulated depreciation	-	(55,901)
Net Book Value	$-	$388,413

The capital leases require monthly payments ranging from $1,066 to $9,629 with interest rates ranging from 4.83% to 5.67% through October 2024. During the year ended December 31, 2020, the Company paid off the capital lease balance of $455,760.

8. Notes Payable – Paycheck Protection Program

In response to the coronavirus disease (“Covid-19”) COVID-19 pandemic, the PPP was established under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act and administered by the SBA. Companies who met the eligibility requirements set forth by the PPP could qualify for PPP loans. If the loan proceeds are fully utilized to pay qualified expenses, the full principal amount of the PPP loan, along with any accrued interest, may qualify for loan forgiveness, subject to potential reduction based on the level of full-time employees maintained by the organization.

On April 17, 2020, the Company, in coordination with its parent, Twin Vee Powercats, Inc., received a loan of $609,500 under the PPP provided by Suntrust/Truist Bank. The loan bears interest at 1.0%, with principal and interest payments deferred for the first six months of the loan. After that, the loan and interest would be paid back over a period of 18 months, if the loan is not forgiven under the terms of the PPP. Funds from the loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. When it applied for the loan, the Company believed it would qualify to have the loan forgiven under the terms of the PPP, and therefore considered the loan to be substantively a conditional government grant to be accounted for using an analogy to IAS 20. The Company performed the calculations, applied for, and received PPP loan forgiveness on November 13, 2020.

As the Company received its loan forgiveness prior to December 31, 2020, it has recognized PPP grant income for the full amount of the PPP loan, $609,500, and no liability for the PPP loan is reflected in the balance sheet as of December 31, 2020.

9. Notes Payable – SBA EIDL Loan

On April 22, 2020, the Company, in coordination with its parent, Twin Vee Powercats, Inc., received an SBA Economic Injury Disaster Loan (“EIDL”) in the amount of $499,900. The loan in response to the COVID-19 Pandemic. The loan is a 30-year loan with an interest rate of 3.75%, monthly payments of $2,437 to begin April 22, 2021, under the EIDL program, which is administered through the Small Business Administration (“SBA”). Under the guidelines of the EIDL, the maximum term is 30 years; however, terms are determined on a case-by-case basis based on each borrower’s ability to repay and carry an interest rate of 3.75%. The EIDL loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. The proceeds from this loan must be used solely as working capital to alleviate economic injury caused by the COVID-19 pandemic.

As part of the EIDL loan, the Company granted the SBA a continuing security interest in and to any and all collateral to secure payment and performance of all debts, liabilities and obligations of the Company to the SBA under the EIDL loan. The collateral includes substantially all tangible and intangible personal property of the Company.

10. Commitments and Contingencies

Repurchase Obligations

Under certain conditions, the Company is obligated to repurchase new inventory repossessed from dealerships by financial institutions that provide credit to the Company’s dealers. See Note 1 for more information regarding the terms and accounting policies related to this obligation. The maximum obligation of the Company under such floor plan agreements totaled approximately $1,790,000 and $2,473,000 as of December 31, 2020 and 2019, respectively. We incurred no impact from repurchase events during the years ended December 31, 2020, and 2019,

Covid-19

The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings of multiple industries. While disruption is currently expected to be temporary, there is considerable uncertainty regarding the duration of the closings. The extent to which COVID-19 impacts future results, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the action to contain it or treat its impact, among others. At this time, the Company cannot estimate with meaningful precision the potential impact to its financial and operational results.

Litigation

The Company is currently involved in civil various civil litigation in the normal course of business none of which is considered material.

11. Related Party Transactions

As discussed in note 4, the Company has leased its facilities from its CEO and majority shareholder. Additionally, as discussed in note 6, the Company has a promissory note with its CEO and majority shareholder.

At December 31, 2021 and 2020, the Company had $6,100 and $0 due from our affiliate companies and $92.843 and $2,843 due to our affiliate companies, respectively.

12. Major Customers

During the year ended December 31, 2020, sales from one customer represented 11%, total sales. During the year ended December 31, 2019, sales from four customers represented 16%, 15%, 12%, and 12% for a total of 56% of sales. The loss of business from one or a combination of the Company’s significant customers, or an unexpected deterioration in their financial condition, could adversely affect the Company’s operations.

13. Restatement

The Company’s cash flow statement for the year ended December 31, 2020, omitted the impact of cash flows on operating and financing activities for the treatment of the PPP loan (see Note 8).

The effects of the adjustments on the Company’s previously issued financial statements for the year ended December 31, 2020 are summarized as follows:

	Originally	Restatement	As
	Reported	Adjustment	Restated
Operating Activities
Adjustments to reconcile net income to net cash provided by operating activities
Gain on forgiveness of PPP loan	$—	$(609,500)	$(609,500)
Net cash provided by operating activities	1,308,653	(609,500)	699,153

Financing Activities
Proceeds from PPP Loan	—	609,500	609,500
Net cash (used in)_provided by financing activities	$(456,959)	$609,500	$152,541

14. Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2020 through March 15, 2021 which is the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure, except as noted below.

On January 1, 2021, the Company entered into a revised five-year lease agreement with a monthly rent of $30,000 with an entity controlled by the Company’s CEO and majority shareholder, Joseph C. Visconti.

On April 7, 2021, the Company filed a Certificate of Incorporation with the state of Delaware to authorize the Company to issue 50,000,000 shares of common stock and 10,000,000 shares of preferred stock, each with a par value of $0.001.

On April 8, 2021, the Company changed its name to Twin Vee PowerCats Co. and converted from a Florida corporation to a Delaware corporation. Also on April 8, 2021, the Company adopted the 2021 Stock Incentive Plan in which it earmarked certain shares for future issuances of share-based compensation to employees.

On May 13, 2021, the Company effected a forty-thousand (40,000)-for-one stock split to the shareholder of record as of May 13, 2021. The stock split was in the form of a common stock dividend of 3,999,900 new shares and all share and per share information has been retroactively adjusted to reflect the stock split.

TWIN VEE POWERCATS CO.
(F/K/A TWIN VEE CATAMARANS, INC.)
CONDENSED BALANCE SHEETS
(Unaudited)

	March 31,	December 31,
	2021	2020
		(Note 1)
ASSETS
Current Assets
Cash	$1,096,330	$891,816
Accounts receivable	85,558	—
Inventories	1,251,807	936,676
Deferred offering costs	131,000	—
Due from affiliated companies	13,808	6,100
Prepaid expenses and other current assets	1,800	350
Total Current Assets	2,580,303	1,834,942

Property and equipment, net	1,756,655	1,365,029
Operating lease right of use asset	1,838,801	1,279,595
Security deposit	25,000	25,000
Total assets	$6,200,759	$4,504,566

LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities
Accounts payable	$929,200	$799,280
Accrued liabilities	214,260	142,936
Contract liability	206,331	6,784
Warranty reserve	75,000	75,000
Note payable - related party	—	27,850
Due to affiliated companies	109,043	92,843
Operating lease right of use liability	357,273	295,374
Total current liabilities	1,891,107	1,440,067

Paycheck Protection Program Loan	608,224	—
Economic Injury Disaster Loan	499,900	499,900
Operating lease liability - noncurrent	1,520,739	1,015,759
Total Liabilities	4,519,970	2,955,726

Commitments and contingencies (Note 9)

Stockholder’s equity
Preferred stock: 10,000,000 authorized; $0.001 par value; no shares issued and outstanding	—	—
Common stock: 50,000,000 authorized; $0.001 par value; 4,000,000 shares issued and outstanding	4,000	4,000
Additional paid-in capital	2,551,387	2,551,387
Accumulated deficit	(874,598)	(1,006,547)
Total stockholder’s equity	1,680,789	1,548,840

Total liabilities and stockholder’s equity	$6,200,759	$4,504,566

The accompanying notes are an integral part of these unaudited condensed financial statements

TWIN VEE POWERCATS CO.
(F/K/A TWIN VEE CATAMARANS, INC.)
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended
	March 31,
	2021	2020

Net sales	$3,207,643	$2,666,857
Cost of products sold	1,719,737	1,497,623
Gross profit	1,487,906	1,169,234

Operating expenses:
Selling, general and administrative	299,425	283,725
Salaries and wages	928,170	675,249
Professional fees	59,026	40,403
Depreciation	46,523	30,821
Total operating expenses	1,333,144	1,030,198

Income from operations	154,762	139,036

Other expense:
Interest expense	17,712	60,380
Loss on disposal of asset	5,101	—
Total other expenses	22,813	60,380

Net income	$131,949	$78,656

Basic and dilutive income per share of common stock	$0.03	$0.02
Weighted average number of shares of common stock outstanding	4,000,000	4,000,000

The accompanying notes are an integral part of these unaudited condensed financial statements

TWIN VEE POWERCATS CO.
(F/K/A TWIN VEE CATAMARANS, INC.)
CONDENSED STATEMENTS OF STOCKHOLDER’S EQUITY
(Unaudited)

For the Three Months Ended March 31, 2020

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholder’s
	Shares	Amount	Capital	Deficit	Equity

Balance at December 31, 2019	4,000,000	$4,000	$2,289,231	$(2,177,624)	$115,607
Net income for the period	—	—	—	78,656	78,656
Balance at March 31, 2020	4,000,000	$4,000	$2,289,231	$(2,098,968)	$194,263

For the Three Months Ended March 31, 2021

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholder’s
	Shares	Amount	Capital	Deficit	Equity

Balance at December 31, 2020	4,000,000	$4,000	$2,551,387	$(1,006,547)	$1,548,840
Net income for the period	—	—	—	131,949	131,949
Balance at March 31, 2021	4,000,000	$4,000	$2,551,387	$(874,598)	$1,680,789

The accompanying notes are an integral part of these unaudited condensed financial statements.

TWIN VEE POWERCATS CO.
(F/K/A TWIN VEE CATAMARANS, INC.)
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended
	March 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$131,949	$78,656
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	46,523	30,821
Loss on disposal of asset	5,101	—
Change of ROU and lease liabilities	7,673	7,884
Changes in operating assets and liabilities:
Accounts receivable	(85,558)	—
Inventories	(315,131)	(116,295)
Prepaid expenses and other current assets	(1,450)	935
Accounts payable	129,920	(37,174)
Accrued liabilities	71,324	(52,456)
Contract liabilities	199,547	(15,224)
Net cash provided by (used in) operating activities	189,898	(102,853)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(443,250)	(37,335)
Net cash used in Investing Activities	(443,250)	(37,335)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	(131,000)	—
Proceeds from Paycheck Protection Program loan	608,224	—
Advances from related parties	24,300	117,406
Repayment to related parties	(43,658)	(37,524)
Finance lease payments	—	(26,999)
Net cash provided by financing activities	457,866	52,883

Net change in cash	204,514	(87,305)
Cash at beginning of period	891,816	215,574
Cash at end of period	$1,096,330	$128,269

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$—	$—
Cash paid for interest	$79,129	$44,567

NON CASH INVESTING AND FINANCING ACTIVITIES
Increase in the right-of-use asset and lease liability	$655,726	$1,586,738

The accompanying notes are an integral part of these unaudited condensed financial statements.

TWIN VEE POWERCATS CO.

(F/K/A TWIN VEE CATAMARANS, INC.)

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2021

1. Organization and Summary of Significant Accounting Policies

Organization

Twin Vee PowerCats Co., was incorporated as Twin Vee Catamarans, Inc., in the state of Florida, on December 1, 2009. On April 7, 2021, the Company filed a Certificate of Conversion to register and incorporate with the state of Delaware and changed the company name to Twin Vee PowerCats Co.

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 8-03 of Regulation S-X. Accordingly, these condensed financial statements do not include all information and notes required for complete financial statements. However, except as disclosed herein, there has been no material change in the information disclosed in the Notes to Financial Statements included in the Registration Statement on Form S-1 of Twin Vee PowerCats Co. for the year ended December 31, 2020. The condensed balance sheet at December 31, 2020 has been derived from audited financial statements at that date, but does not include all of the information and notes required by GAAP. The Company believes that the disclosures are adequate to make the information presented not misleading.

When used in these notes, the terms “Twin Vee PowerCats Co.,” “Company,” “we,” “us” and “our” mean Twin Vee PowerCats Co. in our condensed financial statements. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

The unaudited condensed financial statements included herein should be read in conjunction with the audited consolidated financial statements and the notes thereto that are included in the Company’s Registration Statement on Form S-1.

Common Stock Split

On May 13, 2021, the Company effected an forty thousand (40,000)-for-one stock split to the shareholder of record as of May 13, 2021. The stock split was in the form of a common stock dividend of 3,999,900 new shares and all share and per share information has been retroactively adjusted to reflect the stock split.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates.

Revenue Recognition

The Company’s revenue is derived primarily from the sale of boats, motors and trailers, to its independent dealers. The Company recognizes revenue when obligations under the terms of a contract are satisfied and control over promised goods is transferred to the dealer. For the majority of sales, this occurs when the product is released to the carrier responsible for transporting it to a dealer. The Company typically receives payment within five business days of shipment. Revenue is measured as the amount of consideration it expects to receive in exchange for a product. The Company offers dealer incentives that include wholesale rebates, retail rebates and promotions, floor plan reimbursement or cash discounts, and other allowances that are recorded as reductions of revenues in net sales in the statements of operations. The consideration recognized represents the amount specified in a contract with a customer, net of estimated incentives the Company reasonably expects to pay. The estimated liability and reduction in revenue for dealer incentives is recorded at the time of sale. Subsequent adjustments to incentive estimates are possible because actual results may differ from these estimates if conditions dictate the need to enhance or reduce sales promotion and incentive programs or if dealer achievement or other items vary from historical trends. Accrued dealer incentives are included in accrued expenses and other current liabilities in the accompanying balance sheets.

The Company accounts for revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606 which was adopted at the beginning of fiscal year 2018 using the modified retrospective method. The Company did not recognize any cumulative-effect adjustment to retained earnings upon adoption as the effect was immaterial.

Payment received for the future sale of a boat to a customer is recognized as a customer deposit, which is included in contract liabilities on the balance sheet. Customer deposits are recognized as revenue when control overpromised goods is transferred to the customer. During the period ended March 31, 2021 and year ended December 31, 2020, the Company had $206,331 and $6,784, respectively, and is expected to be recognized as revenue within a one-year period.

Rebates and Discounts

Dealers earn wholesale rebates based on purchase volume commitments and achievement of certain performance metrics. The Company estimates the amount of wholesale rebates based on historical achievement, forecasted volume, and assumptions regarding dealer behavior. Rebates that apply to boats already in dealer inventory are referred to as retail rebates. The Company estimates the amount of retail rebates based on historical data for specific boat models adjusted for forecasted sales volume, product mix, dealer and consumer behavior, and assumptions concerning market conditions. The Company also utilizes various programs whereby it offers cash discounts or agrees to reimburse its dealers for certain floor plan interest costs incurred by dealers for limited periods of time, generally ranging up to nine months.

Shipping and Handling Costs

All manufactured boats are free on board (FOB), from the Fort Pierce manufacturing plant. Dealers are required to either pick up the boats themselves or contract with a transporter.

Other Revenue Recognition Matters

Dealers generally have no right to return unsold boats. Occasionally, the Company may accept returns in limited circumstances and at the Company’s discretion under its warranty policy. The Company may be obligated, in the event of default by a dealer, to accept returns of unsold boats under its repurchase commitment to floor financing providers, who are able to obtain such boats through foreclosure. The repurchase commitment is on an individual unit basis with a term from the date it is financed by the lending institution through the payment date by the dealer, generally not exceeding 30 months.

The Company has excluded sales and other taxes assessed by a governmental authority in connection with revenue-producing activities from the determination of the transaction price for all contracts. The Company has not adjusted net sales for the effects of a significant financing component because the period between the transfer of the promised goods and the customer’s payment is expected to be one year or less.

Concentrations of Credit and Business Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of trade receivables. Credit risk on trade receivables is mitigated as a result of the Company’s use of trade letters of credit, dealer floor plan financing arrangements, and the geographically diversified nature of the Company’s customer base. The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high quality federally insured financial institutions. However, cash balances in excess of the Federal Deposit Insurance Corporation (“FDIC”) insured limit of $250,000 are at risk. As of March 31, 2021 and December 31, 2020, the Company had $846,330 and $641,816, respectively, in excess of FDIC insured limits.

Supplier Concentrations

The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. Business risk insurance is in place to mitigate the business risk associated with sole suppliers for sudden disruptions such as those caused by natural disasters.

The Company is dependent on third-party equipment manufacturers, distributors, and dealers for certain parts and materials utilized in the manufacturing process. During the three months ended March 31, 2021, the Company purchased all engines for its boats under a supply agreement with a single vendor. For the three months ended March 31, 2021 and 2020, total purchases to this vendor were $642,771 and $574,568, respectively.

2. Inventories

At March 31, 2021 and December 31, 2020 inventories consisted of the following:

	March 31,	December 31,
	2021	2020
Raw materials	$945,883	$763,633
Work in process	215,507	173,043
Finished product	90,417	—
Total inventory	$1,251,807	$936,676

3. Property and Equipment

At March 31, 2021 and December 31, 2020, property and equipment consisted of the following:

	March 31,	December 31,
	2021	2020
Machinery and equipment	$978,364	$985,862
Furniture and fixtures	1,850	1,850
Leasehold improvements	413,609	228,875
Software and website development	113,120	113,120
Computer hardware and software	51,962	49,967
Boat molds	126,000	126,000
New model development	402,752	146,232
	2,087,657	1,651,906
Less accumulated depreciation and amortization	(331,002)	(286,877)
	$1,756,655	$1,365,029

Depreciation and amortization expense of property and equipment for the three months ended March 31, 2021 and 2020 is $46,523 and $30,821, respectively.

4. Leases – Related Party

Operating right of use (“ROU”) assets and operating lease liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating right of use assets represent our right to use an underlying asset and is based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, we estimate incremental secured borrowing rates corresponding to the maturities of the leases. We used the U.S. Treasury rate of 0.36% and 1.67% at March 31, 2021 and December 31, 2020, respectively.

Our office lease contains rent escalations over the lease term. We recognize expense for this office lease on a straight-line basis over the lease term. Additionally, tenant incentives used to fund leasehold improvements are recognized when earned and reduce our right-of-use asset related to the lease. These are amortized through the right-of-use asset as reductions of expense over the lease term.

The Company leases its office and warehouse facilities, and the land which are located at 3101 S US-1, Fort Pierce, Florida (he “Property”) from Visconti Holdings, LLC. Visconti Holdings, LLC is a single member LLC that holds the ownership of the Property and its sole member is Joseph C Visconti is the CEO and majority shareholder of the Company. The Company entered into the lease on January 1, 2020 and as amended January 1, 2021, the lease has a term of five years. The current base rent payment is $30,000 per month including property taxes and the lease required a $25,000 security deposit. The base rent will increase five percent (5%) on the anniversary of each annual term.

At March 31, 2021 and December 31, 2020, supplemental balance sheet information related to leases were as follows:

	March 31,	December 31,
	2021	2020
Operating lease ROU asset	$1,838,801	$1,279,595

	March 31,	December 31,
	2021	2020
Operating lease liabilities:
Current portion	$357,273	$295,374
Non-current portion	1,520,739	1,015,759
	$1,878,012	$1,311,133

At March 31, 2021, future minimum lease payments under the non-cancelable operating leases are as follows:

Year Ending December 31,
2021 (excluding the three months ended March 31, 2021)	$270,000
2022	373,800
2023	396,900
2024	416,745
2025	437,582
Total lease payment	1,895,027
Less imputed interest	(17,015)
Total	$1,878,012

The following summarizes other supplemental information about the Company’s operating lease:

March 31, 2021
Weighted average discount rate	0.36%
Weighted average remaining lease term (years)	4.67

	Three Months Ended
	March 31,
	2021	2020
Operating lease cost	$97,674	$82,884

5. Accrued Liabilities

At March 31, 2021 and December 31, 2020, accrued liabilities consisted of the following:

	March 31,	December 31,
	2021	2020
Accrued wages and benefits	$195,861	$60,988
Interest	—	62,317
Other	18,399	19,631
	$214,260	$142,936

6. Notes Payable – Paycheck Protection Program

In response to the coronavirus disease (“Covid-19”) COVID-19 pandemic, the PPP round 2 was established under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act and administered by the Small Business Administration (“SBA”). Companies who met the eligibility requirements set forth by the PPP round 2 could qualify for PPP loans. If the loan proceeds are fully utilized to pay qualified expenses, the full principal amount of the PPP loan, along with any accrued interest, may qualify for loan forgiveness, subject to potential reduction based on the whether the company can demonstrate at least a 25% reduction in gross receipts between comparable quarters in 2019 and 2020. The Company will apply for forgiveness when the applications are available.

On March 19, 2021, the Company received a loan of $608,224 under the PPP round 2 provided by SunTrust/Trust Bank. The loan bears interest at 1.0%. No payments are due until the earlier of the application for forgiveness or ten months from the end of the twenty-four week covered period. The loan and interest would be paid back over a period of 5 years from the loan origination date if the loan is not forgiven under the terms of the PPP. Funds from the loan may only be used for payroll and other qualified costs, as defined.

7. Notes Payable – SBA EIDL Loan

On April 22, 2020, the Company received an SBA Economic Injury Disaster Loan (“EIDL”) in the amount if $499,900. The loan in response to the COVID-19 Pandemic. The loan is a 30-year loan with an interest rate of 3.75%, monthly payments of $2,437 to begin April 22, 2022, under the EIDL program, which is administered through the SBA. Under the guidelines of the EIDL, the maximum term is 30 years; however, terms are determined on a case-by-case basis based on each borrower’s ability to repay and carry an interest rate of 3.75%. The EIDL loan has an initial deferment period wherein no payments are due for twenty-four months from the date of disbursement. The EIDL loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. The proceeds from this loan must be used solely as working capital to alleviate economic injury caused by the COVID-19 pandemic.

As part of the EIDL loan, the Company granted the SBA a continuing security interest in and to any and all collateral to secure payment and performance of all debts, liabilities and obligations of the Company to the SBA under the EIDL loan. The collateral includes substantially all tangible and intangible personal property of the Company.

8. Related Party Transactions

At December 31,2018, the Company entered into a loan and promissory note with Joseph C. Visconti, the CEO and majority shareholder of the Company. The principal amount of the loan was $525,500, together with a simple interest rate of 6% on the balance of principal remaining unpaid. During the three months ended March 31, 2021, the Company repaid $27,850. At March 31, 2021 and December 31, 2020, the outstanding amount of the note payable was $0 and $27,850, respectively.

As discussed in note 4, the Company has leased its facilities from its CEO.

During the three months ended March 31, 2021 and 2020, the Company had purchases of $90,417 and $0, respectively, from a related party.

During the three months ended March 31, 2021 and 2020, the Company received cash of $24,300 and $0 from our affiliate companies and paid $15,808 and $1,600 to our affiliate companies, respectively.

During the three months ended March 31, 2021 and 2020, the Company recorded management fees of $10,500 and $0, respectively; paid to its shareholder parent company.

9. Commitments and Contingencies

Repurchase Obligations

Under certain conditions, the Company is obligated to repurchase new inventory repossessed from dealerships by financial institutions that provide credit to the Company’s dealers. The maximum obligation of the Company under such floor plan agreements totaled approximately $2,360,000 and $1,790,000 as of March 31, 2021 and December 31, 2020, respectively. We incurred no impact from repurchase events during the three months ended March 31, 2021 and year ended December 31, 2020.

Covid-19

The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings of multiple industries. While disruption is currently expected to be temporary, there is considerable uncertainty regarding the duration of the closings. The extent to which COVID-19 impacts future results, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the action to contain it or treat its impact, among others. At this time, the Company cannot estimate with meaningful precision the potential impact to its financial and operational results.

Litigation

The Company is currently involved in various civil litigation in the normal course of business none of which is considered material.

10. Stockholder’s Equity

On April 7, 2021, the Company filed a Certificate of Incorporation with the state of Delaware (see Note 1) to authorize the Company to issue 50,000,000 shares of common stock and 10,000,000 shares of preferred stock, each with a par value of $0.001.

11. Major Customers

During the three months ended March 31, 2021 and 2020, three customers represented 41% of our sales and four customers represented 59% of our sales, respectively.

12. Subsequent Events

Management evaluated all additional events subsequent to the balance sheet date through to May 21, 2021, the date the consolidated financial statements were available to be issued, and determined the following items:

On May 13, 2021, the Company effected a forty-thousand (40,000)-for-one stock split to the shareholder of record as of May 13, 2021. The stock split was in the form of a common stock dividend of 3,999,900 new shares and all share and per share information has been retroactively adjusted to reflect the stock split.

TWINVEE

ELECTRA
POWER SPORTS

ELECTRA
215
ELECTRA

ELECTRA
ELECTRA
ELECTRA
ELECTRA

TWINVEE

ELECTRA

TWIN VEE

400 GFX

280 GFX

240 CC GFX

240 DC GFX

260 VIVA

310 CC

240 ELECTRIC

340 GFX

2,800,000 Shares of Common Stock

Twin Vee PowerCats Co.

PRELIMINARY PROSPECTUS

ThinkEquity
a division of Fordham Financial Management, Inc.

, 2021

Through and including                   , 2021 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the SEC’s registration fee, the Financial Industry Regulatory Authority, Inc.’s filing fee and the Nasdaq listing fee.

Amount to be Paid
SEC Registration Fee	$2,381.11
FINRA filing fee	3,773.75
Nasdaq listing fee	45,000
Printing and engraving expenses	35,000
Legal fees and expenses	500,000
Accounting fees and expenses	150,000
Transfer agent and registrar fees	5,000
Miscellaneous expenses	158,845.14
Total	$900,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The Delaware General Corporation Law further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant to be in effect upon the completion of this offering provides for the indemnification of the registrant’s directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the bylaws of the registrant to be in effect upon the completion of this offering require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation to be in effect upon the completion of this offering provides that the registrant’s directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant’s directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

As permitted by the Delaware General Corporation Law, the registrant has entered into separate indemnification agreements with each of the registrant’s directors and certain of the registrant’s officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees.

The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

These indemnification provisions and the indemnification agreements entered into between the registrant and the registrant’s officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.

The proposed form of underwriting agreement between the registrant and the representative of the underwriters to be filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibit and Financial Statement Schedules

(a) Exhibits.

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

b.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

c.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

d.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)	That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ft. Pierce, State of Florida, on the 1st day of June, 2021.

TWIN VEE POWERCATS CO.

By:	/s/ Joseph C. Visconti
Name:	Joseph C. Visconti
Title:	Chief Executive Officer, President and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph C. Visconti	Chief Executive Officer, President and Director	June 1, 2021
Joseph C. Visconti

*	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 1, 2021
Donna Barnett

*	Vice President and Director	June 1, 2021
Preston Yarborough

*	Director	June 1, 2021
Pete Melvin

*	Director	June 1, 2021
Neil Ross

*	Director	June 1, 2021

Steven A. Shallcross
*By: /s/ Joseph C. Visconti
Joseph C. Visconti Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1+	Form of Underwriting Agreement by and between Twin Vee Powercats Co. and ThinkEquity, a division of Fordham Financial Management, Inc., as representative of the underwriters
3.1**	Articles of Incorporation filed with the Secretary of State of the State of Florida, dated December 1, 2009
3.2**	Articles of Amendment to the Articles of Incorporation, filed with the Secretary of State of the State of Florida on January 22, 2016
3.3**	Articles of Amendment to the Articles of Incorporation, filed with the Secretary of State of the State of Florida on April 12, 2016
3.4**	Article of Conversion filed with the Secretary of State of the State of Florida, dated April 7, 2021
3.5**	Certificate of Conversion filed with the Secretary of State of the State of Delaware on April 7, 2021
3.6**	Certificate of Incorporation filed with the Secretary of State of the State of Delaware on April 7, 2021
3.7**	Bylaws
4.1+	Form of Representative’s Warrant Agreement
5.1+	Opinion of Gracin & Marlow, LLP
10.1*#	Twin Vee PowerCats Co. 2021 Stock Incentive Plan and form of Incentive Plan Option Agreement, Non-Qualified Stock Option Agreement, and Restricted Stock Unit Agreement
10.2*☐	Repurchase Agreement, by and among Twin Vee Powercats, Inc., Twin Vee Catamarans, Inc. and Northpoint Commercial Finance LLC, dated May 18, 2016
10.3**	Inventory Blanket Repurchase Agreement by and between Twin Vee Catamarans, Inc. and Bank of the West, dated January 12, 2017
10.4*☐	Inventory Financing Agreement, between GE Commercial Distribution Finance Corporation and Twin Vee Catamarans, Inc., dated January 28, 2010
10.5**	Lease Agreement, by and among Visconti Holdings, LLC, Twin Vee Catamarans, Inc. and Twin Vee Powercats, Inc., dated January 1, 2021
10.6**	SBA Loan Authorization and Agreement, dated April 21, 2020, with Twin Vee Powercats, Inc.
21.1**	List of Subsidiaries of the Registrant
23.1*	Consent of Grassi & Co., CPAs, P.C., Independent Registered Public Accounting Firm
23.2+	Consent of Gracin & Marlow, LLP (contained in Exhibit 5.1)
24.1**	Power of Attorney (included on the signature page of this initial Registration Statement)

*	Filed herewith
** +	Previously filed To be filed by amendment
#	Indicates a contract, compensatory plan or arrangement to which a director or executive officer is a party or in which one or more directors or executive officers are eligible to participate.
☐	Certain portions of this exhibit (marked by “[***]”) have been omitted pursuant to confidential treatment.